Exhibit 99.1

ANNUAL INFORMATION FORM

For the Fiscal Year Ended December 31, 2017

DATED: March 26, 2018

CORPORATE OFFICE:	MANAGEMENT HEAD OFFICE:

Suite 650, 200 Burrard Street	Piso 5, Av. Jorge Chávez #154
Vancouver, BC V6C 3L6, Canada	Miraflores, Lima, Peru
Tel: 604.484.4085	Tel: 511.616.6060, ext. 2
Fax: 604.484.4029

TABLE OF CONTENTS

PRELIMINARY NOTES	1
Cautionary Statement – Forward Looking Statements	1
Notice Regarding Non-IFRS Measures	3
Cautionary Note to United States Investors	3
Documents Incorporated by Reference	4
Date of Information	4
Currency	4

CORPORATE STRUCTURE	4
Name, Address and Incorporation	4
Intercorporate Relationships	4

GENERAL DEVELOPMENT OF THE BUSINESS	5
Three-Year History and Recent Developments	5

DESCRIPTION OF THE BUSINESS	13
General	13
Risk Factors	15
Material Mineral Properties	25
Caylloma Mine, Peru	26
San Jose Mine, Mexico	37
Lindero Project, Argentina	51

DIVIDENDS	63

DESCRIPTION OF CAPITAL STRUCTURE	63

MARKET FOR SECURITIES	64
Trading Price and Volume	64

DIRECTORS AND EXECUTIVE OFFICERS	65
Name, Occupation and Shareholding	65
Cease Trade Orders or Bankruptcies	67
Penalties or Sanctions	67
Conflicts of Interest	68

AUDIT COMMITTEE	68

LEGAL PROCEEDINGS	69

TRANSFER AGENT AND REGISTRAR	69

MATERIAL CONTRACTS	69

INTERESTS OF EXPERTS	70
Names of Experts	70
Interests of Experts	70

ADDITIONAL INFORMATION	70

Audit Committee Charter	Schedule “A”

PRELIMINARY NOTES

Cautionary Statement – Forward-Looking Statements

Certain statements contained in this Annual Information Form (“AIF”) and any documents incorporated by reference into this AIF constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All statements included herein, other than statements of historical fact, are forward-looking statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. The forward-looking statements in this AIF include, without limitation, statements relating to:

•	cash cost estimates and all-in sustaining cash cost estimates for 2018 at the Caylloma Mine and San Jose Mine;
•	Mineral Reserves and Mineral Resources, as they involve implied assessment, based on estimates and assumptions that the Mineral Reserves and Mineral Resources described exist in the quantities predicted or estimated and can be profitably produced in the future;
•	timing for delivery of materials and equipment for the Company’s properties;
•	the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;
•	the Company’s planned processing and estimated capital investments for sustaining capital expenditures and exploration at the San Jose Mine;
•	the Company’s planned processing and estimated capital investments for sustaining and non-sustaining capital expenditures and exploration at the Caylloma Mine;
•	the Company’s plans for development of the Lindero Project and funding therefor;
•	the Company’s plans for exploration at the Lindero Project;
•	the maturities of the Company’s financial liabilities, finance leases and other contractual commitments;
•	the expiry dates of bank letters of guarantee;
•	estimated mine closure costs; and
•	management’s expectation that any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company.

Often, but not always, these forward-looking statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the forward-looking statements. Such uncertainties and factors include, among others:

•	operational risks associated with mining and mineral processing;
•	uncertainty relating to Mineral Resource and Mineral Reserve estimates;
•	uncertainty relating to capital and operating costs, production schedules and economic returns;
•	risks associated with the Company’s mineral exploration, project development and infrastructure;
•	risks associated with environmental matters, including the Company’s compliance with environmental laws and regulations and potential liability claims against the Company;
•	uncertainty relating to nature and climate conditions;
•	risks associated with changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;
•	risks associated with political instability and changes to the regulations governing the Company’s business operations;
•	risks relating to the termination of the Company’s mining concessions in certain circumstances;
•	risks related to International Labour Organization (“ILO”) Convention 169 compliance;
•	risks related to opposition of the Company’s exploration, development and operational activities;
•	risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities;

•	risks associated with the Company’s substantial reliance on the Caylloma Mine and the San Jose Mine for revenues;
•	risks associated with property title matters;
•	risks related to the integration of businesses and assets acquired by the Company;
•	risks associated with the Company’s reliance on key personnel;
•	risks associated with the Company’s reliance on local counsel and advisors and its management and board of directors in foreign jurisdictions;
•	uncertainty relating to potential conflicts of interest involving the Company’s directors and officers;
•	risks associated with the adequacy of the Company’s insurance coverage;
•	risks related to the Company’s compliance with the Sarbanes-Oxley Act;
•	risks related to the foreign corrupt practices regulations and anti-bribery laws;
•	uncertainty related to potential legal proceedings involving the Company;
•	uncertainty relating to general economic conditions;
•	risks associated with competition in the mining industry;
•	uncertainty relating to fluctuations in metal prices and the marketability of metals acquired by the Company;
•	risks associated with entering into commodity forward and option contracts for base metals production;
•	uncertainty relating to fluctuations in currency exchange rates and the Company’s operating expenses;
•	uncertainty relating to concentrate treatment charges and transportation costs;
•	uncertainty relating to the sufficiency of monies allotted by the Company for land reclamation;
•	risks related to the volatility of the trading price of the Company’s common shares (“Common Shares”);
•	risks related to shareholder dilution as a result of future equity financings;
•	risks related to future insufficient liquidity resulting from a decline in the price of the Common Shares;
•	uncertainty relating to the Company’s ability to pay dividends in the future; and
•	uncertainty relating to the enforcement of U.S. judgments against the Company;

as well as those factors referred to in the “Risk Factors” section in this AIF.

Forward-looking Statements contained in this AIF are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

•	all required third party contractual, regulatory and governmental approvals will be obtained for the exploration, development, construction and production of its properties;
•	there being no significant disruptions affecting operations, whether relating to labor, supply, power, damage to equipment or other matter;
•	permitting, construction, development and expansion proceeding on a basis consistent with the Company’s current expectations;
•	expected trends and specific assumptions regarding metal prices and currency exchange rates;
•	prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;
•	production forecasts meeting expectations; and
•	the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These forward-looking statements are made as of the date of this AIF. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking-statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

NOTICE REGARDING NON-IFRS MEASURES

This AIF includes certain terms or performance measures that are not defined under International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), including but not limited to cash costs and all-in sustaining costs. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures should be read in conjunction with the Company’s financial statements and management’s discussion and analysis incorporated by reference herein. See “Non-GAAP Financial Measures” in the Company’s management’s discussion and analysis for the fiscal year ended December 31, 2017 regarding the Company’s use of non-IFRS measures.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.

Canadian standards, including National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), differ significantly from the requirements of the Exchange Act, and Mineral Reserve and Mineral Resource information contained or incorporated by reference in this AIF may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term Mineral Resource does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would need to be in hand or issuance imminent in order to classify mineralized material as reserves under standards of the United States Securities and Exchange Commission (the “SEC”). The SEC’s current disclosure standards normally do not permit the inclusion of information concerning Measured Mineral Resources, Indicated Mineral Resources or Inferred Mineral Resources or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC.

United States investors are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into reserves. United States investors should also understand that Inferred Mineral Resources have an even greater amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a category having a higher degree of certainty. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

Disclosure of “contained tonnes” in a Mineral Resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of Mineral Reserves are also not the same as those of the SEC, and Mineral Reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information contained in this AIF and the documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

Documents Incorporated by Reference

The information provided in this AIF is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this AIF. These documents must be read together with the AIF in order to provide full, true and plain disclosure of all material facts relating to Fortuna Silver Mines Inc. (referred to herein as the “Company” or “Fortuna”). The documents listed below are not contained within or attached to this document. The documents may be accessed on SEDAR at www.sedar.com under the Company’s profile, Fortuna Silver Mines Inc.:

Document	Effective Date / Period Ended	Date Filed on SEDAR website	Document Category on the SEDAR website
Management Information Circular	May 24, 2017	May 29, 2017	Management Proxy / Information Circular - English
Technical Report, Caylloma Property, Peru	August 31, 2016	February 1, 2017	Technical Report(s)
Technical Report, San Jose Property, Mexico	August 20, 2016	February 1, 2017	Technical Report(s)
Technical Report, Lindero Property, Argentina	October 31, 2017	November 2, 2017	Technical Report(s)

Date of Information

This AIF is dated March 26, 2018. Except as otherwise indicated, the information contained herein is as at December 31, 2017, being the date of the Company’s most recently completed financial year end.

Currency

Unless otherwise noted, all references to “$” in this AIF refer to United States dollars.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated on September 4, 1990 pursuant to the Company Act (British Columbia) under the name Jopec Resources Ltd. and subsequently transitioned under the Business Corporations Act (British Columbia). On February 3, 1999, the Company changed its name to Fortuna Ventures Inc. and on June 28, 2005 to Fortuna Silver Mines Inc.

The management head office of the Company is located at Piso 5, Av. Jorge Chávez #154, Miraflores, Lima, Peru. The corporate head and registered office of the Company is located at 200 Burrard Street, Suite 650, Vancouver, BC V6C 3L6.

Intercorporate Relationships

The Company carries on a significant portion of its business through a number of 100%-owned subsidiaries, held either directly or indirectly, as follows:

GENERAL DEVELOPMENT OF THE BUSINESS

Fortuna is engaged in precious and base metals mining and related activities, including exploration, extraction, and processing. Fortuna operates the Caylloma zinc, lead and silver mine (the “Caylloma Mine”) in southern Peru and the San Jose silver and gold mine (the “San Jose Mine”) in southern Mexico. The Company is also developing its Lindero gold project (the “Lindero Project”) in Argentina.

Three-Year History and Recent Developments

San Jose Mine, Mexico

Located in the state of Oaxaca in southern Mexico, the 100% owned San Jose Mine covers a high-grade silver-gold bearing epithermal vein system.

In 2015, the Company produced at the San Jose Mine 4.9 million ounces of silver and 38,526 ounces of gold, an increase over 2014 of 12% and 15%, respectively. The increase in metal production is the result of 6% higher throughput; 4% and 6% higher head grades for silver and gold, respectively; and 2% higher metallurgical recovery for both silver and gold. Annual average head grades for silver and gold were 234 g/t and 1.83 g/t or 9 percent and 10 percent above plan.

Cash cost per tonne of processed ore at the San Jose Mine for 2015 was $58.83/t, or 7% below the cost in the prior year and 6% below the annual guidance of $62.70/t. The devaluation of the Mexican peso throughout the year had a positive effect of $4.43/t on costs. Excluding this effect, cash cost was 1% above 2014. All-in sustaining cash cost per payable ounce of silver, net of by-product credits for 2015, was $12.86 or 21% below the annual guidance of $16.27/oz, as a result of lower unit costs and lower sustaining capital expenditures.

In 2016, the Company produced at the San Jose Mine 6.1 million ounces of silver and 46,018 ounces of gold, an increase over 2015 of 24% and 19%, respectively.  The increases were the result of higher throughput of 26% and higher recoveries of 1 percentage point for both silver and gold offset by lower head grades of 3% for silver and 6% for gold.  Silver and gold annual production were 4% and 10% above 2016 guidance.  Annual average head grades for silver and gold were 228 g/t and 1.72 g/t or 1% below plan and 3% above plan respectively.  Increased silver and gold production was the result of higher contributions in ore tonnage and grade from Level 1,100 relative to the mine plan.

The expansion of the mill capacity to 3,000 tpd from 2,000 tpd was completed successfully on time and under budget.  As of July 1, 2016, the processing plant and mine were fully operational at 3,000 tpd, allowing for an anticipated annual production rate of 7-8 million ounces of silver and 50-53 thousand ounces of gold.  The capital expenditure of the plant expansion was $27.5 million, 16% below budget.

Cash cost per tonne of processed ore for 2016 was $56.90, or 3% below the cost in 2015. Cash cost in the second half of 2016 was $55.0 compared to $59.8 in the first half of the year reflecting the positive impact on unit costs of the expanded plant capacity commissioned in July. The cash cost per tonne for 2016 was in line with guidance for the year as a result of an average exchange rate of the Mexican peso to United States dollars being 19% above our assumption for cost guidance, offset by higher costs related to the filtration plant. Excluding this effect, the cash cost would have been 7% above guidance. All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $7.6 for 2016, and below the annual guidance of $9.10 as a result of higher by-product credits.

Silver and gold annual production at the San Jose Mine for 2017 increased 23% and 22% respectively, to 7,526,556 and 55,950 ounces which was above the prior year’s production. The increases were the result of 18% higher throughput as well as 4% and 3% higher head grades of gold and silver over the comparative 2016 year. Silver and gold annual production were 6% and 8% above 2017 guidance, respectively. The processing plant treated 1,070,790 tonnes during 2017.

Cash cost per tonne of processed ore for 2017 was $59.70, or 5% above the cost in the prior year. Cash cost per tonne for 2017 was 5% above guidance due to higher mine support costs and local inflation on the cost of energy and materials. All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $7.11 for 2017, and below the annual guidance of $8.40 as a result of higher gold prices.

During 2018, the Company plans to process at the San Jose Mine 1,050,000 tonnes of ore averaging 240 g/t Ag and 1.56 g/t Au. Capital investments for 2018 are estimated to be $16.9 million, including $8.5 million for sustaining capital expenditures and $8.4 million for exploration programs. Major capital investments are anticipated to include $3.5 million for mine development, and $4.1 million for equipment and infrastructure.

Caylloma Mine, Peru

The Company owns a 100% interest in the Caylloma Mine and related mining concessions located in southern Peru.

In 2015, the Company produced at the Caylloma Mine 1.7 million ounces of silver and 1,163 ounces of gold. Silver production was 23% below production in the prior year due to the decision to shift mining to base metal-rich zones in the polymetallic Animas Vein. Mining at the high-grade Bateas Vein stopped in the fourth quarter of 2015. Decrease in silver production was the result of lower production from the Bateas high-grade silver vein and from Level 6 of the Animas Vein. Zinc and lead production increased 31% and 48%, respectively, year-over-year. The Caylloma Mine’s silver production was 11% below the revised guidance of 1.9 million ounces.

Cash cost per tonne of processed ore at the Caylloma Mine for 2015 was $85.76/t, or 5% below the cost in the prior year and 5% below the annual guidance of $90.30/t, due to lower indirect costs related to headcount, lower distribution costs related to zinc concentrate transport tariffs, and a 14% devaluation of the Peruvian Nuevo Sol. All-in sustaining cash cost per payable ounce of silver, net of by-product credits, for 2015 was $13.56/oz, above the annual guidance of $12.78/oz.

In 2016, the Company produced at the Caylloma Mine 1.3 million ounces of silver and 533 ounces of gold. Silver production was 26% below production in the prior year due to the decision to shift mining to base metal-rich zones in the polymetallic Animas Vein. Mining at the Bateas high-grade silver vein stopped at the beginning of the fourth quarter of 2015. Decrease in silver production was the result of lower production from the Bateas high-grade silver vein and from Level 6 of the Animas Vein. Lead and zinc production increased 37% and 21%, respectively, year-over-year.

Cash cost per tonne of processed ore at Caylloma for 2016 was $71.89, a decrease of 16% from 2015 resulting from lower mining costs due to the cessation of mining in the narrow high grade silver veins, lower indirect costs related to headcount, and the plant optimization. The cash cost per tonne for 2016 was 9% below our guidance, as a result of lower mining costs and lower distribution costs related to lower lead concentrate production. All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $4.3 for 2016, and below the annual guidance of $12.50 as a result of higher by-product credits and lower unit cash cost.

Total lead production at the Caylloma Mine for 2017 decreased 8% from 2016 to 29.9 million pounds while zinc production increased 3% to 44.3 million pounds, over 2016. Silver production decreased 25% to 943,038 ounces compared to 2016 production of 1,255,981 ounces. Head grades for lead, zinc, and silver were 8%, 1%, and 27% lower than in 2016, respectively; however, this decline in head grades was partially offset by a 3% increase in ore processed. Silver, zinc, and lead annual production were 6% below, 8% above, and in line with 2017 guidance. The processing plant treated 1,488 tpd during 2017.

Cash cost per tonne of processed ore for 2017 was $79.11 or 10% higher than in 2016 and 5% above guidance. The increase in cash costs was due mainly to higher mining, energy, and labour costs. All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $(13.04) per ounce for 2017, and below the annual guidance of $10.80 per ounce.

During 2018, the Company plans to process at the Caylloma Mine 535,000 tonnes averaging 57 g/t silver, 2.41% Pb and 4.21% Zn. Capital investments for 2018 are estimated to be $21.3 million, including $16.4 million for sustaining capital expenditures, $2.8 million for non-sustaining capital expenditures, and $2.2 million for Brownfields exploration programs. Major capital investments are anticipated to include $6.4 million for mine development, $4.3 million for equipment and infrastructure, and $5.7 million for tailings dam expansion.

Health and Safety

In the past year, both of our operations achieved significant reductions in incapacitating accidents. In 2017 there were seven at the Caylloma Mine (down from 17 in 2016) and seven at the San Jose Mine (down from 11 in 2016). The frequency and severity ratios of accidents also declined at both operations. At the Caylloma Mine, the frequency ratio for 2017 was 2.93 (8.3 in 2016) and the severity ratio was 432 (554 in 2016). The San Jose Mine had a frequency ratio for 2017 of 2.48 (3.3 in 2016) and 138 for severity (172 in 2016).

However, these achievements in improving workplace safety were overshadowed at the Caylloma Mine by two workplace fatalities, one in a highway accident and the other in the industrial area of the mine. After the accidents, management conducted an in-depth analysis of the accidents and, based on the findings, took targeted actions to remedy shortcomings that contributed to the accident. Beyond these focused actions, the Company made structural changes to improve safety throughout our operations. We are increasing our investment in infrastructure; improved the quality of supervision of the operations, which includes creating the position of corporate head of health, safety, security and environment (HSSE) to work with our subsidiaries; and the mechanization of some unit operations at the mines.

Acquisition of Goldrock Mines Corp. / Lindero Project, Argentina

In July 2016, the Company completed the acquisition of all of the issued and outstanding shares of Goldrock Mines Corp. (“Goldrock”) by way of plan of arrangement (the “Arrangement”). Goldrock is now a wholly-owned subsidiary of Fortuna. Pursuant to the Arrangement, Goldrock shareholders received 0.1331 of a Common Share for each common share of Goldrock held. Outstanding warrants to purchase Goldrock common shares became exercisable for Common Shares based on the same exchange ratio. The Company has filed a Form 51-102F4, Business Acquisition Report, on www.sedar.com.

As a result of the Arrangement, the Company acquired a 100% interest in the Lindero Project, a porphyry gold deposit located in northwestern Argentina, 260 km due west of Salta City. Mineralization at the Lindero Project was initially discovered in September 1999. An independent resource estimate was calculated in 2003, followed by a Prefeasibility Study completed in 2010 and a Feasibility Study completed in 2013. Goldrock filed on SEDAR a technical report dated February 23, 2016 in order to update the 2013 Feasibility Study.

In early November 2017, the Company filed on SEDAR an updated feasibility study technical report on the Lindero Project.

Financing

On February 9, 2017, the Company completed a bought-deal public financing (the “Financing”) with a syndicate of underwriters co-led by Raymond James Ltd., BMO Nesbitt Burns Inc. and Scotia Capital Inc., and including CIBC World Markets Inc. and National Bank Financial Inc. (together the “Underwriters”), pursuant to which the Company issued 11,873,750 Common Shares at a price of $6.30 per Common Share, for gross proceeds of $74.8 million. Net proceeds were $70.9 million after deduction of underwriting fees and expenses. The proceeds from the Financing were added to the Company’s existing cash position, to be used for general working capital purposes.

Lindero Project – Construction Decision

In September 2017, the board of directors of the Company (the “Board”) approved the construction of a mine at the Lindero Project. The initial capital cost is estimated at $239 million which is expected to be funded primarily from the Company’s current cash position, expansion of the Company’s credit facility (see Credit Facilities below), and future operating cash flows. For 2018, capital expenditures are estimated at $201 million, representing 84% of the overall construction budget.

Selected milestones from the construction schedule were released in December 2017 (see Fortuna news release dated December 21, 2017) and include:

2018

•	February: Start mass earthworks
•	April: First concrete for permanent installations
•	August: Start of equipment installation, including HPGR tertiary crusher
•	November: Construction of roads and platforms in preparation for initiation of mining activities

2019

•	January: Commissioning of power plant
•	March: Placing of first ore on the leach pad
•	May: First doré poured as part of commissioning

Start of mass earthworks has been re-scheduled for April to allow local contractors to participate via a consortium in this large and significant activity of the Lindero Project. This was a strategic consideration for the Project and bears no impact on our critical path for commissioning in Q2 2019.

Changes in Board and Management

In mid-2016, Michael Iverson and Thomas Kelly retired from the Board. On September 26, 2016, David Laing was appointed as an independent member of the Board and the audit committee. Alfredo Sillau was appointed as an independent member of the Board on November 29, 2016. On December 21, 2016, Mr. Sillau was appointed to the audit committee in the place of Mr. Laing, and Mr. Laing was appointed to the Company’s compensation committee.

David Volkert was appointed as Vice-President, Exploration as of August 8, 2016 to replace Thomas Vehrs following Mr. Vehrs’ retirement in July 2016. Effective January 1, 2017, Eric Chapman, Corporate Head of Technical Services of Fortuna, was promoted to the new position of Vice-President of Technical Services. Effective April 5, 2017, Gordon Jang was appointed to the new position of Vice-President of Finance and Accounting.

On August 16, 2017, Kylie Dickson was appointed as an independent member of the Board, and she was appointed to the audit committee in the place of David Farrell. As well, Mr. Farrell was appointed Chair of the Corporate Governance & Nominating Committee in the place of Mario Szotlender.

Credit Facilities

In March 2015, the Company entered into a second amended and restated credit agreement with the Bank of Nova Scotia for a $60 million senior secured financing (the “2015 Credit Facility”) consisting of a $40 million credit facility with a 4 year term and a $20 million revolving credit facility for a two year period. The 2015 Credit Facility was secured by a first ranking lien on the Company’s material subsidiaries and their assets, and bears interest and fees at prevailing market rates. The Company drew down the $40 million credit facility on April 1, 2015, so that the funds could be used for corporate working capital.

Along with the $40 million term loan, the Company entered into an interest rate swap of $40 million and notional amount of $40 million which expires at the same time as the maturity of the bank loan. The interest rate swap was entered into to hedge the variable interest rate risk on the bank loan, and is designated as a cash flow hedge for forecasted variable interest rate payments.

In January 2018, the Company entered into a third amended and restated credit agreement with the Bank of Nova Scotia (the “2018 Credit Facility”). The Amended Credit Facility consists of a $40 million non-revolving credit facility and an $80 million revolving credit facility, both having with a 4-year term from closing of the 2018 Credit Facility. The 2018 Credit Facility is secured by a first ranking lien on the Company’s material subsidiaries and their assets. The Company must comply with the terms in the amended agreement related to reporting requirements, conduct of business, insurance, notices, and must maintain certain covenants. The proceeds of the 2018 Credit Facility are intended to be used primarily to finance the mine construction at the Lindero Project.

In conjunction with the closing of the 2018 Credit Facility, the 2015 hedging of interest rates on the $40 million term loan set to expire in 2019 was unwound, and a new hedging arrangement through an interest rate swap contract was entered into for a 4-year term coinciding with the 2018 $40 million term loan.

Updated Mineral Reserve and Mineral Resource Estimates

During the past three years, the Company has released updated Mineral Reserve and Mineral Resource estimates for its properties as follows:

•	for Caylloma and San Jose as at December 31, 2014 - released in March 2015;
•	for Caylloma and San Jose as at December 31, 2015 - released in March 2016;
•	for Caylloma and San Jose as at December 31, 2016, combined with Mineral Reserve and Mineral Resource estimates for the Lindero Project - released in February 2017;
•	for Lindero as at September 9, 2017 - released in September 2017; and
•	for Caylloma, San Jose and Lindero as at December 31, 2017 - released in February 2018.

A summary of the December 31, 2017 estimates is as follows:

Highlights of Reserve and Resource Update

•	Combined Proven and Probable Reserves for the Caylloma and San Jose mines are reported at 6.6 Mt containing 44.8 Moz silver and 273 koz gold, representing year-over-year decreases of 2 percent and 7 percent in contained silver and gold ounces

•	Combined Inferred Resources for the Caylloma and San Jose mines are reported at 8.3 Mt containing an estimated 39.6 Moz silver and 193 koz gold, reflecting a year-over-year increase of 6 percent in contained silver ounces and a 17 percent decrease in contained gold ounces

•	Lindero Proven and Probable Reserves are reported at 88.3 Mt containing 1.7 Moz of gold, representing a year-over-year increase of 4 percent in contained gold ounces

•	Lindero Inferred Resources are reported at 5.7 Mt containing 0.07 Moz of gold, representing a year-over-year decrease of 89 percent in contained gold ounces. The optimization of the ultimate pit shell to schedule only material defined as Mineral Reserves has significantly impacted the reported Mineral Resources due to the exclusion of material at the periphery of the pit.

Mineral Reserves - Proven and Probable								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Mines	Caylloma, Peru	Proven	116	92	0.29	1.97	3.05	0.3	1
		Probable	1,487	91	0.23	2.27	3.62	4.4	11
		Proven + Probable	1,603	91	0.23	2.25	3.58	4.7	12
	San Jose, Mexico	Proven	24	151	1.22	N/A	N/A	0.1	1
		Probable	5,013	248	1.61	N/A	N/A	39.9	260
		Proven + Probable	5,037	247	1.61	N/A	N/A	40.1	261
	Total	Proven + Probable	6,640	210	1.28	N/A	N/A	44.8	273
Projects	Lindero, Argentina	Proven	26,009	N/A	0.74	N/A	N/A	0.0	618
		Probable	62,263	N/A	0.57	N/A	N/A	0.0	1,131
		Proven + Probable	88,272	N/A	0.62	N/A	N/A	0.0	1,749
Total		Proven + Probable						44.8	2,022

Mineral Resources - Measured and Indicated								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Mines	Caylloma, Peru	Measured	510	78	0.32	1.19	2.29	1.3	5
		Indicated	1,386	90	0.32	1.36	2.23	4.0	14
		Measured + Indicated	1,896	87	0.32	1.32	2.24	5.3	20
	San Jose, Mexico	Measured	34	71	0.55	N/A	N/A	0.1	1
		Indicated	287	63	0.47	N/A	N/A	0.6	4
		Measured + Indicated	321	64	0.48	N/A	N/A	0.7	5
	Total	Measured + Indicated	2,217	84	0.34	N/A	N/A	6.0	25
Projects	Lindero, Argentina	Measured	610	N/A	0.24	N/A	N/A	0.0	5
		Indicated	11,897	N/A	0.24	N/A	N/A	0.0	92
		Measured + Indicated	12,507	N/A	0.24	N/A	N/A	0.0	97
Total		Measured + Indicated						6.0	121

Mineral Resources – Inferred								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Mines	Caylloma, Peru	Inferred	5,751	105	0.35	2.82	4.07	19.5	66
	San Jose, Mexico	Inferred	2,596	241	1.53	N/A	N/A	20.1	128
	Total	Inferred	8,347	148	0.72	N/A	N/A	39.6	193
Projects	Lindero, Argentina	Inferred	5,700	N/A	0.36	N/A	N/A	0.0	65
Total		Inferred						39.6	258

1.	Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves
2.	Mineral Resources are exclusive of Mineral Reserves
3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
4.	There are no known legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Resources or Mineral Reserves
5.	Mineral Resources and Mineral Reserves are estimated as of June 30, 2017 for San Jose and as of September 30, 2017 for Caylloma and reported as of December 31, 2017 taking into account production-related depletion for the period through December 31, 2017. Mineral Resources and Mineral Reserves for Lindero are reported as of September 9, 2017
6.	Mineral Reserves for San Jose are estimated using a break-even cut-off grade of 117 g/t Ag Eq based on assumed metal prices of US$19/oz Ag and US$1,250/oz Au; estimated metallurgical recovery rates of 92% for Ag and 91% for Au and actual operating costs. Mineral Resources are estimated at a 100 g/t Ag Eq cut-off grade with Ag Eq in g/t = Ag (g/t) + Au (g/t) * ((US$1,250/US$19) * (91/92)). Proven + Probable Reserves include 2.74 Mt containing 25.6 Moz of silver and 153 koz of gold reported at a 120 g/t Ag Eq cut-off grade and Inferred Resources totaling 1.36 Mt containing 11.3 Moz of silver and 62 koz of gold reported at a 100 g/t Ag Eq cut-off grade located in the Taviche Oeste concession and subject to a 2.5% royalty
7.	Mineral Reserves for Caylloma are estimated using break-even cut-off grades based on estimated NSR values using assumed metal prices of US$19/oz Ag, US$1,250/oz Au, US$2,200/t Pb and US$2,500/t Zn; metallurgical recovery rates of 84% for Ag, 17% for Au, 93% for Pb and 90% for Zn with the exception of high zinc oxide areas that use metallurgical recovery rates of 57% for Ag, 17% for Au, 57% for Pb and 35% for Zn; and actual operating costs. Caylloma Mineral Resources are reported based on estimated NSR values using the same metal prices and metallurgical recovery rates as detailed for Mineral Reserves; and an NSR cut-off grade of US$50/t for veins classified as wide (Animas, Animas NE, Nancy, San Cristobal) and US$135/t for veins classified as narrow (all other veins)
8.	Mineral Reserves for Lindero are reported based on open pit mining within designed pit shells based on variable gold cut-off grades and gold recoveries by metallurgical type. Met type 1 cut-off 0.27 g/t Au, recovery 75.4%; Met type 2 cut-off 0.26 g/t Au, recovery 78.2%; Met type 3 cut-off 0.26 g/t Au, recovery 78.5%; and Met type 4 cut-off 0.30 g/t Au, recovery 68.5%. The cut-off grades and pit designs are considered appropriate for long term gold prices of US$1,250/oz. Lindero Mineral Resources are reported within the same conceptual pit shell above a 0.2 g/t Au cut-off grade using a long-term gold price of US$1,250/oz, mining costs at US$1.67 per tonne of material, with total processing and process G&A costs of US$7.84 per tonne of ore and an average process recovery of 75%. The refinery costs net of pay factor were estimated to be US$6.90 per ounce gold. Slope angles are based on 3 sectors (39°, 42°, and 47°) consistent with geotechnical consultant recommendations
9.	Eric Chapman, P.Geo. (APEGBC #36328) is the Qualified Person for resources and Edwin Gutierrez (SME Registered Member #4119110RM) is the Qualified Person for reserves, both being current or former employees of Fortuna Silver Mines Inc.
10.	Totals may not add due to rounding procedures
11.	N/A = Not Applicable

San Jose Mine, Mexico

As of December 31, 2017, the San Jose Mine has Proven and Probable Mineral Reserves of 5.0 Mt containing 40.1 Moz of silver and 261 koz of gold, in addition to Inferred Resources of 2.6 Mt containing a further 20.1 Moz of silver and 128 koz of gold.

Year-over-year, Mineral Reserves remained unchanged in terms of tonnes and contained silver, while contained gold decreased by 6 percent after net changes resulting from production-related depletion and the upgrading and conversion of Inferred Resources to Mineral Reserves due to a successful infill drill program focused primarily on the Stockwork zones adding 0.7 Mt of new reserves averaging 286 g/t Ag and 1.44 g/t Au. Silver grade decreased 1 percent to 247 g/t and gold grade decreased 6 percent to 1.61 g/t.

Measured and Indicated Resources exclusive of Mineral Reserves decreased year-over-year from 0.8 Mt to 0.3 Mt due to a decrease in operating costs and better commercial terms resulting in the breakeven cut-off grade for reserves decreasing from 127 g/t to 117 g/t Ag Eq.

Year-over-year, Inferred Resources decreased 20 percent and 23 percent in contained silver and gold ounces, respectively. Silver grade decreased 4 percent and gold grade decreased 8 percent. The net variation is due to reductions resulting from the upgrading of Inferred Resources by infill drilling in the Trinidad North and Stockwork zones.

Brownfields exploration program budget for 2018 at the San Jose Mine is US$8.4 million, which includes 45,500 meters of diamond drilling and 340 meters of underground development for drilling access and platforms. Exploration drilling will focus on the Trinidad Central and Trinidad North zones and on the sub-parallel Victoria vein.

An infill drilling program of 6,485 meters for the upgrading of Inferred Resources into Measured or Indicated Resources is underway at the San Jose Mine. The budget of the infill drill program for 2018 is US$0.84 million.

Caylloma Mine, Peru

As of December 31, 2017, the Caylloma Mine has Proven and Probable Mineral Reserves of 1.6 Mt containing 4.7 Moz of silver and 12 koz of gold, in addition to Inferred Resources of 5.8 Mt containing 19.5 Moz of silver and 66 koz of gold.

Year-over-year, Mineral Reserve tonnes remained unchanged while silver grade decreased 16 percent to 91 g/t, lead grade decreased 6 percent to 2.25%, and zinc grade increased 10 percent to 3.58%. Changes are primarily due to mining related depletion and the upgrading and conversion of Inferred Resources to Mineral Reserves due to a successful infill drill program focused on the Animas NE vein.

Measured and Indicated Resources, exclusive of Mineral Reserves, decreased by 6 percent year-over-year to 1.9 Mt.

Inferred Resources increased by 2.7 Mt or 92 percent year-over-year. Silver grade decreased by 17 percent, whereas lead and zinc grades increased 69 percent and 37 percent, respectively. The increase in Inferred Resources is primarily due to a successful Brownfields exploration drill program of the Animas NE vein that discovered 2.5 Mt of new resources averaging 81 g/t Ag, 3.82% Pb, and 5.42% Zn.

Brownfields exploration program budget for 2018 at the Caylloma Mine is US$2.2 million, which includes 10,250 meters of diamond drilling. Drilling will focus on a previously unexplored area between ore shoots on the Animas NE vein that were discovered in 2017 (see Fortuna news release dated October 11, 2017).

An infill drilling program of 6,150 meters for the upgrading of Inferred Resources into Measured or Indicated Resources is being presently conducted at the Caylloma Mine. The budget of the infill drill program for 2018 is US$0.71 million.

Lindero Project, Argentina

The Lindero Project has Proven and Probable Mineral Reserves of 88.3 Mt containing 1.7 Moz of gold, in addition to Inferred Resources of 5.7 Mt containing 0.07 Moz of gold (see Fortuna news release dated September 21, 2017).

Year-over-year, Mineral Reserve tonnes increased 7 percent while gold grade decreased 2 percent to 0.62 g/t. Changes are primarily due to increases in the expected metallurgical recoveries based on updated testwork conducted in 2017, adjustments in projected processing and refining costs, and the conversion of Inferred Resources to Mineral Reserves due to the metallurgical infill drill program conducted in late 2016.

Measured and Indicated Resources exclusive of Mineral Reserves decreased year-over-year from 34.8 Mt to 12.5 Mt due to the application of updated metallurgical recoveries and the optimization of the ultimate pit shell.

Year-over-year, Inferred Resources decreased 88 percent in tonnes and 89 percent in contained gold ounces. The net variation is primarily due to the optimization of the ultimate pit shell to schedule only material defined as Mineral Reserves, resulting in the exclusion of 34.2 Mt or 0.47 Moz of Inferred Resources located at the periphery of the updated pit design. In addition, 6.6 Mt or 0.07 Moz of Inferred Resources was upgraded to Mineral Reserves as a consequence of the metallurgical infill drill program and adjustments in the geological interpretation.

The 2018 Brownfields exploration budget at Lindero is US$321,000 which includes investigating the economic potential of including the Arizaro gold-copper porphyry target that lies within the concession block into the existing Lindero resource through additional surface mapping and 2,000 meters of core drilling targeting shallow, high-grade copper-gold mineralization.

An infill drilling program of 2,000 meters is to be conducted at the Lindero Project in the second quarter of 2018 to improve the grade estimates of material planned for mining in Year 1 and collect additional metallurgical samples for testwork in the second half of 2018. The budget of the infill drill program for 2018 is US$460,000.

Qualified Persons

The Mineral Resource estimates have been prepared under the supervision of Eric Chapman, Vice President of Technical Services of Fortuna Silver Mines. The Mineral Reserve estimate and the Mineral Resource estimate exclusive of Mineral Reserves were prepared under the supervision of Edwin Gutierrez, formerly the Technical Services Corporate Manager for Fortuna Silver Mines.

E. Chapman and E. Gutierrez are Qualified Persons as defined by the National Instrument 43-101. Mr. Chapman is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328) and is responsible for ensuring that the information contained in this AIF is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

DESCRIPTION OF THE BUSINESS

General

Summary. The Company is engaged in silver and gold mining and related activities, including exploration, extraction, and processing. The Company operates the Caylloma Mine in Peru and the San Jose Mine in Mexico, and is developing the Lindero Project in Argentina.

The lead-silver, zinc, and gold-silver concentrates produced by the Company at its Caylloma Mine and its San Jose Mine are sold to international metals traders who in turn deliver the products to different clients around the world. The material sources of revenue for 2017 and 2016 are as follows:

	2017	2016
By type of concentrate:

Silver-lead concentrate	16%	19%
Zinc concentrate	17%	13%
Silver-gold concentrate	67%	68%

By metal contained in concentrate:

Silver	50%	55%
Lead	10%	10%
Zinc	17%	13%
Gold	23%	22%

Production Methods. The method of production both at Caylloma and San Jose consists of underground mining principally through cut and fill mechanized operations. Extracted ore is trucked to a conventional crushing, milling and flotation processing plant which consists of zinc, and lead-silver flotation circuits for Caylloma, and a gold-silver circuit for San Jose.

Specialized Skill and Knowledge. All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining, metallurgy, engineering, environment issues, permitting, social issues, and accounting. While competition in the resource mining industry can make it difficult to locate and retain competent employees in such fields, the Company has been successful in finding and retaining personnel for the majority of its key processes. Management considers training and re-training of its staff to be a priority.

Competitive Conditions. The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral property interests, as well as for the recruitment and retention of qualified employees.

Environmental Protection. The Company is currently in compliance with all material environmental regulations applicable to its exploration, development, construction and operating activities. The financial and operational effects of environmental protection requirements on the Company’s capital expenditures, earnings, and competitive position during the fiscal year ended December 31, 2017 were not material. The Company has recorded in its financial statements for the year 2017 a provision for closure and rehabilitation liabilities which reflects future environmental obligations associated with the Company’s mines and development sites.

Employees. The Company and its subsidiaries have 847 direct employees and 1,242 indirect employees through contractors.

Foreign Operations. The Company’s material mineral resource properties are located in Peru, Mexico and Argentina, each of which has a stable government, and a mature mining industry and regulatory environment.

Health and Safety, Social and Environmental Policies. The Company is committed to maintaining the health and safety of its personnel by minimizing hazards and providing training and safe equipment. A strong safety culture is encouraged so that all employees are empowered to report and address safety issues.

The Company has built strong relationships with the communities in which it operates, and is dedicated to innovative, sustainable projects and partnerships that build company engagement in local communities while respecting their values, customs and traditions.

The Company is committed to complying in all material respects with all environmental laws and regulations applicable to its activities. It interacts proactively with authorities and communicates openly about its activities. The Company works directly and collaboratively with local communities to protect and preserve the environment.

Risk Factors

The Company’s ability to generate revenues and profits from its natural resource properties is subject to a number of risks and uncertainties including, without limitation, the following:

Risks Relating to the Company’s Business Operations

The Company’s operations are subject to operating hazards and risks incidental to mining operations.

Mining operations generally involve a high degree of risk.  Operations in which the Company has a direct or indirect interest, including the Caylloma Mine, the San Jose Mine and the Lindero Project, will be subject to all of the hazards and risks normally incidental to exploration, development and operational activities, including fire, explosions, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, pollution, industrial water shortages, inclement weather, cave-ins and mechanical equipment failure.  Any such hazards could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages.  The Company may become subject to liability for hazards against which it cannot insure or against which it may elect not to insure.  Any compensation for such liabilities may have a material adverse effect on the Company’s financial position.

Mineral Resources, Mineral Reserves and precious metal recoveries are estimated.

There is a degree of uncertainty attributable to the estimation of Mineral Resources, Mineral Reserves and expected mineral grades. The Mineral Resource and Mineral Reserve estimates included or incorporated by reference in this AIF have been determined and valued based on assumed future prices, cut-off grades and operating costs. However, until mineral deposits are actually mined and processed, Mineral Resources and Mineral Reserves must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.

Mineral Resources and Mineral Reserves may require revision based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs and reduced recovery rates, may render certain Mineral Reserves uneconomic and may ultimately result in a restatement of Mineral Resources and/or Mineral Reserves. Short-term operating factors relating to the Mineral Resources and Mineral Reserves, such as the need for sequential development of ore bodies, may adversely affect the Company’s profitability in any accounting period. Estimates of operating costs are based on assumptions including those relating to inflation and currency exchange, which may prove incorrect. Estimates of mineralization can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or in production scale. Amendments to mine plans and production profiles may be required as the amount of Mineral Resources changes or upon receipt of further information during the implementation phase of the project. Extended declines in market prices for gold, silver and other metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reduction in estimates of mineralization, or in the Company’s ability to develop its properties and extract and sell such minerals, could have a material adverse effect on the Company's results of operations or financial condition.

The Company’s capital and operating costs, production schedules and economic returns are based on certain assumptions which may prove to be inaccurate.

The Company’s expected capital and operating costs, production estimates, anticipated economic returns and other projections, estimates and forecasts for its mineral properties that are included or incorporated by reference in this AIF or included in any technical reports, scoping studies, pre-feasibility studies and feasibility studies prepared for or by the Company are based on assumed or estimated future metals prices, cut-off grades, operating costs, capital costs, metallurgical recoveries, environmental considerations, labour volumes, permitting and other factors, any of which may prove to be inaccurate. As a result, technical reports, scoping studies, pre-feasibility studies and feasibility studies prepared for or by the Company may prove to be unreliable.

The Company’s capital and operating costs are affected by the cost of commodities and goods such as steel, cement, explosives, fuel, electrical power and supplies, including reagents.  Significant declines in market prices for gold, silver and other metals could have an adverse effect on the Company’s economic projections. Management assumes that the materials and supplies required for operations will be available for purchase and that the Company will have access to the required amount of sufficiently skilled labour.  As the Company relies on certain third-party suppliers and contractors, these factors can be outside its control and an increase in the costs of, or a lack of availability of, commodities, goods and labour may have an adverse impact on the Company’s financial condition. The Company may experience difficulty in obtaining the necessary permits for its exploration, development or operational activities, if such permits are obtained at all, and may face penalties as a result of violations of permits or other environmental laws, which may cause delays and increases to projected budgets. Any of these discrepancies from the Company’s expected capital and operating costs, production schedules and economic returns could cause a material adverse effect on the Company's business, financial condition and results of operations.

The development of the Company’s properties requires substantial exploration, expenditure and the development of infrastructure.

Development of the Company’s non-producing properties, including the Lindero Project, will only follow upon obtaining satisfactory exploration and engineering results that confirm economically recoverable and saleable volumes of minerals and metal as well as the legality of such development. The business of mineral exploration and development is speculative in nature and involves a high degree of risk, as few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of Mineral Reserves.  The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Development of the Company’s non-producing projects will require the construction and operation of mines, processing plants and related infrastructure. As a result, the Company is and will continue to be subject to all of the risks associated with establishing new mining operations, including:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;
•	the availability and cost of skilled labour, mining equipment and principal supplies needed for operations;
•	the availability and cost of appropriate smelting and refining arrangements;
•	the need to maintain necessary environmental and other governmental approvals and permits;
•	the availability of funds to finance construction and development activities;
•	potential opposition from non-governmental organizations, environmental groups, local groups or other stakeholders which may delay or prevent development activities; and
•	potential increases in construction and operating costs due to changes in the cost of labour, fuel, power, materials and supplies.

Substantial expenditures are required to establish Mineral Resources and Mineral Reserves through drilling and development and for mining and processing facilities and infrastructure.  No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.  Economic feasibility of a project is based on several other factors including anticipated metallurgical recoveries, environmental considerations and permitting, future metal prices, and timely completion of the development plan.

Completion of the development of the Company’s advanced projects is subject to various requirements, including the availability and timing of acceptable arrangements for power, water, transportation, access and facilities. The lack of, or delay in, availability of any one or more of these items could prevent or delay development of the Company’s advanced projects.  There can be no assurance that adequate infrastructure, including road access, will be built, that it will be built in a timely manner or that the cost of such infrastructure will be reasonable or that it will sufficiently satisfy the requirements of the advanced projects.  As well, accidents or sabotage could affect the provision or maintenance of adequate infrastructure.

The Company’s operations require water, and the San Jose Mine is located in a region where water is scarce.  While the Company believes it holds sufficient water rights to support its current operations, future developments could limit the amount of water available to the Company.  New water development projects, or climatic conditions such as extended drought, could adversely affect the Company. There can be no guarantee that the Company will be successful in maintaining adequate supplies of water for its operations.

The Company’s operations are subject to extensive environmental regulation.

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. The Company’s operations generate chemical and metals depositions in the form of tailings. The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with the Company’s activities or of other mining companies that affect the environment, human health and safety. Environmental hazards may exist on the Company’s properties which are unknown to the Company at present and were caused by previous or existing owners or operators of the properties, for which the Company could be held liable.

Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed. Such enforcement actions may include the imposition of corrective measures requiring capital expenditure, installation of new equipment or remedial action. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

The Company’s business is sensitive to nature and climate conditions.

The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, floods, seismic activity, droughts and pit wall failures, may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather and considerable rainfall. Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s business results of operations and financial position.

The Company’s operations are subject to political and other risks in the countries in which it operates.

The Company currently conducts, or plans to conduct, exploration, development and production activity in a number of countries, including Peru, Mexico and Argentina. There are uncertainties in these regions regarding future changes in applicable laws related to exploration, development and mining operations. For instance, in January 2014, amendments to the Mexican federal corporate income tax law required titleholders of mining concessions to pay annually a 7.5% duty on their mining related profits and a 0.5% duty on revenues obtained from the sale of gold, silver and platinum, effective March 2015. Additionally, the State of Oaxaca in Mexico has a history of social conflicts and political agitation which can lead to public demonstrations and blockades that can from time to time affect the Company’s operations. On December 7, 2016, the House of Representatives in Argentina approved a package of bills to introduce a series of amendments to the income tax law. Among the new taxes imposed, the House of Representatives restored export duties to minerals which had been abrogated by the recently elected government of President Mauricio Macri. The Senate approved certain amendments to the package of bills but in particular did not approve the restoration of export duties to minerals. There is no guarantee that future attempts to restore such export duties will not be made. The Company is not able to determine the impact of other potential political and country risks on its future financial position, which include:

•	cancellation or renegotiation of contracts;
•	changes in foreign laws or regulations;
•	changes in tax laws;
•	royalty and tax increases or claims by governmental entities;
•	retroactive tax or royalty claims;
•	expropriation or nationalization of property;
•	inflation of costs that is not compensated by a currency devaluation;
•	restrictions on the remittance of dividend and interest payments offshore;
•	environmental controls and permitting;
•	opposition from local community members or non-governmental organizations;
•	civil strife, acts of war, guerrilla activities, insurrection and terrorism; and

•	other risks arising out of foreign sovereignty over the areas in which the Company’s operations are conducted.

Such risks could potentially arise in any country in which the Company operates. The Company may also evaluate business opportunities in other jurisdictions where such risks may exist. Furthermore, in the event of a dispute arising from such activities, the Company may be subject to the exclusive jurisdiction of courts outside North America or may not be successful in subjecting persons to the jurisdiction of the courts in North America, which could adversely affect the outcome of a dispute.

The Company is subject to extensive government regulations and permit requirements.

Operations, development and exploration on the Company’s properties are affected to varying degrees by political stability and government regulations relating to such matters as environmental protection, health, safety and labour, mining law reform, restrictions on production, price controls, tax increases, maintenance of claims, tenure, and expropriation of property.  Failure to comply with applicable laws and regulations may result in fines or administrative penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures.

The activities of the Company require licences and permits from various governmental authorities.  The Company currently has been granted the requisite licences and permits to enable it to carry on its existing business and operations. The Company has also been granted the principal licenses and permits necessary for exploration and construction of the Lindero Project. Pending licences for the Lindero Project are standard municipal permits to initiate earthworks and construction activities. There can be no assurance that the Company will be able to obtain all the necessary licences and permits which may be required to carry out exploration, development and mining operations for its projects in the future.  The Company might find itself in situations where the state of compliance with regulation and permits can be subject to interpretation and challenge from authorities that could carry risk of fines or temporary stoppage.

The Company’s mining concessions may be terminated in certain circumstances.

Under the laws of the jurisdictions where the Company’s operations, exploration and development projects and prospects are located, Mineral Resources belong to the state and governmental concessions are required to explore for, and exploit, Mineral Reserves. The Company holds mining, exploration and other related concessions in each of the jurisdictions where it is operating and where it is carrying on development projects and prospects. The concessions held by the Company in respect of its operations, exploration and development projects and prospects may be terminated under certain circumstances, including where minimum production levels are not achieved by the Company (or a corresponding penalty is not paid), if certain fees are not paid or if environmental and safety standards are not met. Termination of any of the Company’s concessions could have a material adverse effect on the Company’s business, financial condition or results of operations.

Risks related to International Labour Organization (“ILO”) Convention 169 Compliance

The Company may, or may in the future, operate in areas presently or previously inhabited or used by indigenous peoples. As a result, the Company’s operations are subject to national and international laws, codes, resolutions, conventions, guidelines and other similar rules respecting the rights of indigenous peoples, including the provisions of ILO Convention 169. ILO Convention 169 mandates, among other things, that governments consult with indigenous peoples who may be impacted by mining projects prior to granting rights, permits or approvals in respect of such projects.

ILO Convention 169 has been ratified by most Latin American countries including Argentina, Peru and Mexico. It is possible however that these governments may not (i) have implemented procedures to ensure their compliance with ILO Convention 169 or (ii) have complied with the requirements of ILO Convention 169 despite implementing such procedures.

Government compliance with ILO Convention 169 can result in delays and significant additional expenses to the Company arising from the consultation process with indigenous peoples in relation to the Company’s exploration, mining or development projects. Moreover, any actual or perceived past contraventions, or potential future actual or perceived contraventions, of ILO Convention 169 by ratifying governments in the countries in which the Company operates create a risk that the permits, rights, approvals, and other governmental authorizations that the Company has relied upon, or may in the future rely upon, to carry out its operations or plans in such countries could be challenged by or on behalf of indigenous peoples in such countries.

Such challenges may result in, without limitation, additional expenses with respect to the Company’s operations, the suspension, revocation or amendment of the Company’s rights or mining, environmental or export permits, a delay or stoppage of the Company’s development, exploration or mining operations, the refusal by governmental authorities to grant new permits or approvals required for the Company’s continuing operations until the settlement of such challenges, or the requirement for the responsible government to undertake the requisite consultation process in accordance with ILO Convention 169.

As a result of the inherent uncertainty in respect of such proceedings, the Company is unable to predict what the results of any such challenges would be; however, any ILO Convention 169 proceedings relating to the Company’s mining and exploration operations in Mexico or Peru, or its development of the Lindero Project and exploration of other properties in Argentina, may have a material adverse effect on the business, operations, and financial condition of the Company.

Opposition of the Company’s exploration, development and operational activities may adversely affect the Company’s reputation, its ability to receive mining rights or permits and its current or future activities.

Maintaining a positive relationship with the communities in which the Company operates, including with respect to the Caylloma Mine, the San Jose Mine and the Lindero Project, is critical to continuing successful exploration and development. Community support for operations is a key component of a successful exploration or development project. Various international and national laws, codes, resolutions, conventions, guidelines and other materials relating to corporate social responsibility (including rights with respect to health and safety and the environment) may also require government consultation with communities on a variety of issues affecting local stakeholders, including the approval of mining rights or permits.

The Company may come under pressure in the jurisdictions in which it explores or develops to demonstrate that other stakeholders benefit and will continue to benefit from its commercial activities. Local stakeholders and other groups may oppose the Company’s current and future exploration, development and operational activities through legal or administrative proceedings, protests, roadblocks or other forms of public expression against the Company’s activities. Opposition by such groups may have a negative impact on the Company’s reputation and its ability to receive necessary mining rights or permits. Opposition may also require the Company to modify its exploration, development or operational plans or enter into agreements with local stakeholders or governments with respect to its projects, in some cases causing considerable project delays. Any of these outcomes could have a material adverse effect on the Company’s business, financial condition, results of operations and Common Share price.

The Company is faced with uncertainty of funding for exploration and development.

The Company’s operating cash flow from the Caylloma Mine and the San Jose Mine may not be sufficient to cover the current and future costs of exploration and development of the Company’s other, non-producing properties, including the Lindero Project.  Exploration and development activities may be dependent upon the Company’s ability to obtain financing through joint ventures, equity or debt financing or other means. There can be no assurance that the Company will be able to obtain additional financing or that the terms of such financing will be favorable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of some of its projects.

The Company is substantially reliant on the Caylloma Mine and the San Jose Mine.

All of the Company’s revenues were generated by the Caylloma Mine until September 2011, when commercial production commenced at the San Jose Mine.  For 2017, the Company anticipates that all of its revenue will come from the Caylloma Mine and the San Jose Mine. Unless the Company develops the Lindero Project or acquires or develops additional properties or projects, the Company will remain largely dependent upon the operation of the Caylloma Mine and the San Jose Mine for its future revenue and profits, if any. If for any reason production at either mine was reduced or stopped, the Company’s revenues and profits would decrease significantly.

The title to the Company’s properties could be challenged or impugned.

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore the precise area and location of the properties may be in doubt.  The Company’s properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. Title insurance is generally not available for mineral properties and the Company's ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be constrained. A successful challenge to the Company’s title to a property or to the precise area and location of a property could cause delays or stoppages to the Company’s exploration, development or operating activities without reimbursement to the Company. Any such delays or stoppages could have a material adverse effect on the Company’s business, financial condition and results of operations.

Additional businesses and assets that the Company acquires may not be successfully integrated.

The Company undertakes evaluations from time to time of opportunities to acquire additional mining assets and businesses.  In particular, the Company completed its acquisition of Goldrock in July 2016. Any such acquisitions may be significant in size, may change the scale of the Company’s business, may require additional capital, and/or may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks such as:

•	a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms;
•	the quality of the mineral deposit acquired proving to be lower than expected;
•	the difficulty of assimilating the operations and personnel of any acquired companies;
•	the potential disruption of the Company’s ongoing business;
•	the inability of management to realize anticipated synergies and maximize the financial and strategic position of the Company;
•	the failure to maintain uniform standards, controls, procedures and policies;
•	the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and
•	the potential unknown liabilities associated with acquired assets and businesses.

There can be no assurance that any assets or business acquired will prove to be profitable or that the Company will be able to integrate the required businesses successfully, which could slow the Company’s rate of expansion and cause the Company’s business, results of operations and financial condition to suffer.

The Company may need additional capital to finance future acquisitions. There can be no assurance that such financing would be available, on favourable terms or at all. If the Company obtains further debt financing, it will be exposed to the risk of leverage and its operations could become subject to restrictive loan and lease covenants and undertakings. If the Company obtains equity financing, existing shareholders may suffer dilution. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such financings.

The Company is dependent on key personnel.

The Company is dependent on a number of key management and employee personnel.  The Company’s ability to manage its exploration, development, construction and operating activities, and hence its success, will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical and unskilled employees.  The loss of the services of one or more key management personnel, as well as a prolonged labor disruption, could have a material adverse effect on the Company’s ability to successfully manage and expand its affairs.

The Company will be required to recruit additional personnel and to train, motivate and manage its employees. The international mining industry is very active and the Company is facing increased competition for personnel in all disciplines and areas of operation, including geology and project management, and there can be no assurance that it will be able to retain current personnel and attract and retain new personnel. Incentive provisions for the Company’s key executives include the granting of stock options and various share units that vest over time, which are designed to encourage such individuals to stay with the Company. However, a low Common Share price, whether as a result of disappointing progress in the Company's exploration, development, construction or operating activities or as a result of market conditions generally, could render such agreements of little value to the Company’s key executives. In such event, the Company’s key executives could be susceptible to being hired away by the Company's competitors who could offer a better compensation package. If the Company is unable to attract and retain key personnel, its business, financial conditions and results of operations may be adversely affected.

The Company relies on local counsel and advisors and the experience of its management and board of directors in foreign jurisdictions.

The Company’s material mining or exploration property interests are located in Peru, Mexico and Argentina. The legal and regulatory requirements in certain of these countries with respect to mineral exploration and mining activities, as well as local business customs and practices, are different from those in Canada and the United States. The officers and directors of the Company must rely, to a great extent, on the Company’s local legal counsel and local consultants retained by the Company in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect the Company’s business operations, and to assist the Company with its governmental relations. The Company must rely, to some extent, on those members of management and the Company’s board of directors who have previous experience working and conducting business in these countries in order to enhance its understanding of and appreciation for the local business customs and practices. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of banking, financing, labour, litigation and tax matters in these countries. There can be no guarantee that reliance on such local counsel and advisors and the Company’s management and board of directors will result in compliance at all times with such legal and regulatory requirements and business customs and practices. Any such violations could result in a material adverse effect on the Company’s business, financial condition and results of operations.

Certain of the Company’s directors and officers may have conflicts of interest.

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. To the extent that such other companies may participate in ventures that the Company may also participate in, or in ventures that the Company may seek to participate in, the Company’s directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. As a result of these potential conflicts of interests, the Company may miss the opportunity to participate in certain transactions. In all cases where the Company’s directors and officers have an interest in other companies, such other companies may also compete with the Company for the acquisition of mineral property investments. Such conflicts of the Company's directors and officers may result in a material and adverse effect on its business, financial condition and results of operations.

The insurance coverage on the Company’s operations may be inadequate.

Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. As well, the Company does not currently have any insurance that specifically covers its activities involving the Lindero Project. There is no assurance that the Company’s insurance will be adequate to cover all liabilities or that it will continue to be available and at terms that are economically acceptable.  Losses from un-insured or under-insured events may cause the Company to incur significant costs that could have a material adverse effect on its business and financial condition.

The Company must comply with the Sarbanes-Oxley Act.

The Sarbanes-Oxley Act (“SOX”) requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. Beginning with the Company’s 2016 fiscal year, its auditors are also required to attest to the effectiveness of the Company’s internal control over financial reporting. The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time. If this occurs, the Company may not be able to conclude, on an ongoing basis, that it has effective internal control over financial reporting in accordance with Section 404 of SOX and the Company’s auditors may issue an adverse opinion on the effectiveness of its internal control over financial reporting. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of the Company’s financial statements, which in turn could harm its business and negatively impact the trading price or the market value of its securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s processes, procedures and controls could also be limited by simple errors or faulty judgments. As the Company continues to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to monitor its internal control over financial reporting. Although the Company intends to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, it cannot be certain that it will be successful in complying with Section 404 of SOX.

The Company may be responsible for corruption and anti-bribery law violations.

The Company’s business is subject to the Foreign Corrupt Practices Act (the “FCPA”) and the Corrupt Foreign Public Officials Act (the “CFPOA”), which generally prohibit companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business.  The FCPA also requires companies to maintain accurate books and records and internal controls, including at foreign-controlled subsidiaries.  Since all of the Company’s presently held interests are located in Peru, Mexico and Argentina, there is a risk of potential FCPA violations.  In addition, the Company is subject to the anti-bribery laws of Peru, Mexico, and Argentina and of any other countries in which it conducts business in the future.  The Company's employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company’s policies and procedures and the FCPA, the CFPOA or other anti-bribery laws for which the Company may be held responsible.  If the Company’s employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.

The Company may be subject to legal proceedings that arise in the ordinary course of business.

Due to the nature of its business, the Company may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The Company’s operations are subject to the risk of legal claims by employees, unions, contractors, lenders, suppliers, joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. Plaintiffs may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Defense and settlement costs can be substantial, even with respect to claims that have no merit. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal.  The litigation process could, as a result, take away from the time and effort of the Company’s management and could force the Company to pay substantial legal fees or penalties. There can be no assurances that the resolutions of any such matters will not have a material adverse effect on the Company’s business, financial condition and results of operations.

General economic conditions could impact the Company’s business.

Turmoil in global financial markets in recent years has had a profound impact on the global economy.  Many industries, including the precious and base metals mining industry, have been impacted by these market conditions.  Some of the key impacts have included contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity.  The sovereign debt crisis in Europe and the recent economic slowdown in China have been some of the most visible risks to world financial stability.  A continued or worsened slowdown in economic conditions, including, but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability.  Specifically:

•	a new global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall market liquidity;
•	the volatility of metal prices could impact the Company’s revenues, profits, losses and cash flow;
•	volatile energy prices, commodity and consumables prices and currency exchange rates could impact the Company’s production costs or projected economic returns; and
•	the devaluation and volatility of global stock markets, which are not related to the Company’s operations or assets, could impact the valuation of the Company’s equity and other securities.

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

The Company faces intense competition.

The mining industry is intensely competitive in all of its phases. Much of the Company’s competition is from larger mining companies with greater liquidity, greater access to credit and other financial resources, and that may have newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company’s competitors may be able to respond more quickly to new laws, regulations or emerging technologies, or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company's ability to acquire suitable new producing properties or properties for exploration and development in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations.

Metal prices and the marketability of metals acquired or discovered by the Company may be affected by factors beyond the Company’s control.

The marketability of metals acquired or discovered by the Company may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling facilities, metal markets and processing equipment and government regulations, including regulations relating to royalties, allowable production, importing and exporting metals and environmental protection.

The price of silver, gold or other metals fluctuates widely and is affected by numerous factors beyond the Company’s control, such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions of major metal-producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges.

The price of the Common Shares and the Company’s financial results and exploration, development and mining activities may in the future be significantly adversely affected by declines in the price of silver, gold or other metals. Declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. The continued exploration and development of or commercial production from the Company’s properties may no longer be economically viable if serious price declines in the market value of silver, gold or other metals occur. Even if exploration, development or production is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed. Depending on the price of silver, gold and other metals, cash flow from mining operations may not be sufficient and the Company’s financial condition and results of operations may be adversely affected. The Company may lose its interest in, or may be forced to sell, some of its properties as a result. If any such circumstances occur, the price of the Common Shares may be significantly adversely affected.

The Company may suffer adverse effects arising from fixed price commodity forward and option contracts for base metals production.

From time to time the Company may enter into agreements to receive fixed prices on any metal production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Company will not benefit from such increases and could suffer adverse effects to its business, financial position and results of operations as a result.

The Company may be adversely affected by operating expense exchange rate fluctuations.

The Company’s activities and operations in Mexico, Peru and Argentina make it subject to foreign currency fluctuations. Although the Company uses U.S. dollars as the currency for the presentation of its financial statements, the Company’s operating expenses are incurred in Mexican and Argentine Pesos and Peruvian Sol in proportions that will typically range between 40% and 60% of total expenses, depending on the country. The fluctuation of these currencies in relation to the U.S. dollar will consequently have an impact upon the profitability of the Company’s mineral properties and therefore its ability to continue to finance its exploration, development and operations. Such fluctuations may also affect the value of the Company’s assets and shareholders’ equity. Future exploration, development and operational plans may need to be altered or abandoned if actual exchange rates for these currencies are less than or more than the rates estimated in any such future plans. To date, the Company has not entered into any agreements or purchased any instruments to hedge possible currency risks. The Company cannot be sure that any hedging techniques it may implement in the future will be successful or that its business, financial condition, and results of operations will not be materially adversely affected by exchange rate fluctuations.

The Company is subject to fluctuating concentrate treatment charges and transportation costs.

The Company has entered into agreements to sell its concentrate production from the Caylloma Mine and the San Jose Mine for 2018. Smelting and refining rates are similar to contract rates established for 2017. There is no assurance that the Company will be able to enter into smelting and refining contracts at similar competitive terms beyond 2018. The cost of transporting concentrate from the mines to the smelters is dependent on, among other things, the concentrate destination.  Transportation-related costs have been volatile over the last several years and could continue to be volatile due to a number of factors, including changes in the price of oil or a shortage in the number of vessels available to ship concentrate to smelters.  Increases in these rates would have an adverse impact on the Company’s results of operations and financial condition.

The Company may not have reserved sufficient monies to cover the costs associated with reclamation.

Land reclamation requirements are generally imposed on companies with mineral exploration, development and operations activity in order to minimize long-term effects of land disturbance. Reclamation may include requirements to treat ground and surface water to drinking water standards, control dispersion of potentially deleterious effluent and reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on the Company in connection with exploration, development and production activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. The actual costs of reclamation and mine closure are uncertain and planned expenditures may differ from the actual expenditures required. There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations.  Therefore, additional funds, or reclamation bonds or other forms of financial assurance, may be required over the tenure of any of the Company's projects to cover potential risks.  These additional costs may have material adverse impact on the Company's business, financial condition and results of operations.

Risks Relating to the Common Shares

The market price of the Company’s Common Shares is volatile.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many mining companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the price of the Common Shares on the TSX and NYSE fluctuated significantly during the past year. There can be no assurance that continual fluctuations in price will not occur.

There are many factors that may influence such volatility. Macroeconomic conditions in North America, Peru, Mexico or Argentina and changes in the laws and regulations of these regions may have a negative effect on the development prospects, timelines or relationships for the Company's properties. Negative changes in the public's perception of the Company's prospects or of mining companies in general could cause the price of the Company’s securities, including the price of the Common Shares, to decrease dramatically. The price of the Common Shares is also likely to be affected by short-term changes in precious metal prices or other mineral prices, currency exchange fluctuations, the Company’s financial condition or results of operations and the extent of research analyst coverage of its securities.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Shareholders may suffer dilution as a result of future offerings of the Common Shares or securities convertible into Common Shares.

The Company may sell equity securities in future offerings (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, acquisitions or other projects. The Company may also issue Common Shares as a result of exercises of the Company’s outstanding stock options or Common Share purchase warrants, or the vesting of the Company's outstanding share units. The Company cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities. The board of directors of the Company has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. It is likely that the Company will issue additional securities to provide capital to fund expected expenditures and growth. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in potentially substantial dilution to shareholders.

The market price of the Common Shares could decline as a result of future issuances or sales of the Company’s securities, which could result in insufficient liquidity.

The market price of the Common Shares could decline as a result of issuances of securities by the Company or sales by its existing shareholders of Common Shares in the market, or the perception that these sales could occur. The issuance of Common Shares upon the exercise of the Company's outstanding stock options and Common Share purchase warrants or the vesting of the Company’s outstanding share units may also reduce the market price of the Common Shares. Additional Common Shares, stock options, Common Share purchase warrants and share units may be issued in the future. A decrease in the market price of the Common Shares could adversely affect the liquidity of the Common Shares on the TSX and the NYSE. The Company’s shareholders may be unable, as a result, to sell significant quantities of the Common Shares into the public trading markets. The Company may not, as a result, have sufficient liquidity to meet the continued listing requirements of the TSX and the NYSE. Sales of the Common Shares by shareholders might also make it more difficult for the Company to sell equity securities at a time and price that it deems appropriate, which may have a material adverse effect on the Company's business, financial conditions and results of operations.

The Company has never paid, and does not currently anticipate paying, dividends.

The Company has paid no dividends on the Common Shares since incorporation and does not anticipate paying dividends in the immediate future. The payment of future dividends, if any, will be reviewed periodically by the Company's board of directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund its commercial activities, development and growth, and other factors that the Company's board of directors may consider appropriate in the circumstances.

U.S. investors may find it difficult to enforce U.S. judgments against the Company.

The Company is incorporated under the laws of British Columbia, Canada and the majority of the Company’s directors and officers are not residents of the United States. Because all or a substantial portion of the Company's assets and the assets of these persons are located outside of the United States, it may be difficult for U.S. investors to effect service of process within the United States upon the Company or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Material Mineral Properties

The Company has three 100% owned material mineral projects, described below. In 2017, the Company filed updated technical reports on each of the San Jose Mines, the Caylloma Mine and the Lindero Project, each of which are summarized below.

For a complete description of the Caylloma Mine, see the technical report entitled Fortuna Silver Mines Inc.: Caylloma Property, Caylloma District, Peru, dated effective August 31, 2016, as amended January 30, 2017 (the “Caylloma Technical Report”), and for a complete description of the San Jose Mine, see the technical report entitled Fortuna Silver Mines Inc.: San Jose Property, Oaxaca, Mexico, dated effective August 20, 2016, as amended January 30, 2017 (the “San Jose Technical Report”), each prepared by Eric Chapman, P.Geo, and Edwin Gutierrez, SME Registered Member.

For a complete description of the Lindero Project, see the technical report entitled Fortuna Silver Mines Inc.: Lindero Property, Salta Province, Argentina, dated effective October 31, 2017 (the “Lindero Technical Report”), prepared by Eric Chapman, P.Geo, Edwin Gutierrez, SME Registered Member, Geoff Allard, PE, and Denys Parra Murrugarra, SME Registered Member.

The Caylloma Technical Report, the San Jose Technical Report and the Lindero Technical Report (together, the “Technical Reports”) have each been filed with Canadian securities regulatory authorities on SEDAR (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov).

Defined terms and abbreviations used in this section and not otherwise defined shall have the meanings ascribed to such terms in the Technical Reports. The information contained in this section regarding the Caylloma Mine, the San Jose Mine and the Lindero Project has been derived from the Technical Reports, is subject to certain assumptions, qualifications and procedures described in the Technical Reports and is qualified in its entirety by the full text of the Technical Reports. Reference should be made to the full text of the Technical Reports.

Caylloma Mine, Peru

Property Description, Location and Access

The Caylloma Mine is an operating underground mine located in the Caylloma mining district, 14 kilometers northwest of the town of Caylloma at the Universal Transverse Mercator (“UTM”) grid location of 8192263E, 8321387N, (WGS84, UTM Zone 19S). The Caylloma Mine consists of mineral rights for 75 mining concessions covering a total of 35,022.24 hectares, of which six concessions, that contain no known Mineral Resources or Mineral Reserves, are subject to an earn-in agreement with Buenaventura. Sixty concessions are subject to a US$60 million lien in favour of Scotiabank Peru S.A.A. In addition to these mineral rights, the Huayllacho mill-site (processing plant) is a granted concession covering 91.12 hectares.

In Peru, a mining concession does not have an expiration date but an annual fee must be paid to maintain the concession in good standing. All of the Caylloma Mine concessions are in good standing. Pursuant to the General Mining Law approved by Supreme Decree N° 014-92-EM, Minera Bateas S.A.C. (“Minera Bateas”) has six years from the date of grant of the mining concessions title to reach the minimum annual production (US$100 per hectare, per year). If Minera Bateas does not reach the minimum annual production within the six-year period, Minera Bateas is required to make a payment of US$6 per hectare, per year, in addition to the fees required to keep the mineral concessions in good standing in each additional year where the minimum annual production requirement is not met.

Minera Bateas hold surface rights to the Caylloma Mine via agreements with various landowners. Access to the Caylloma Mine is an approximate 5 hour drive from Arequipa, Peru over a combination of sealed and gravel roads covering a driving distance of 225 road kilometers.

The Caylloma Mine is subject to the following royalty rights:

(a)	Pursuant to a royalty contract signed in May 2005, Minera Bateas granted to Compania Minera Arcata, S.A. (“CMA”), a wholly owned subsidiary of Hochschild Mining plc, a 2.0% NSR royalty which will apply after not less than a total of 21 million ounces of silver have been recovered from the Huayllacho beneficio (mill site) concession right. In June 2016, CMA assigned its NSR royalty to Lemuria Royalties Corp. As of June 30, 2016, Minera Bateas has produced a total of 15.6 million troy ounces of silver; therefore, this royalty condition has not yet been met.

(b)	Government royalty payments are set at a base rate of 1% up to US$60 million, 2% on the excess of US$60 million and up to US$120 million and 3% on the excess of US$120 million. Fortuna is on the scales of 1% and 2% and is current on payment of royalties. Additionally, and in accordance with Mining Special Royalty Act approved by Peruvian Law No. 29790 (the “Mining Special Royalty Act”) in 2011, royalties are determined by applying quarterly rates ranging from 4% to 12% (scales provided by the regulations of the Mining Royalty Act approved by Peruvian Law No. 28258 (the “Mining Royalty Act”) on operating income. Any royalties due resulting from the application of the Mining Special Royalty Act are only paid in excess of royalties already paid under the original Mining Royalty Act.

Minera Bateas is in compliance with environmental regulations and standards set in Peruvian law and has complied with all material laws, regulations, norms and standards at every stage of operation of the mine. To the extent known, all permits that are required by Peruvian law for the mining operation have been obtained.

History

The earliest documented mining activity in the Caylloma district dates back to that of Spanish miners in 1620. English miners carried out activities in the late 1800s and early 1900s. Numerous companies have been involved in mining the district of Caylloma but limited records are available to detail these activities. The Caylloma Mine was acquired by CMA in 1981. Fortuna acquired the property from CMA in 2005.

CMA focused its exploration activities at the Caylloma Mine on identifying high-grade silver vein structures. Exploration was concentrated in the northern portion of the district and focused on investigating the potential of numerous veins including Bateas, El Toro, Parallel, San Pedro, San Cristobal, San Carlos, Don Luis, La Plata, Apostles and Trinidad.

Extensive exploration and development were conducted on the Bateas vein due to its high silver content; however, exploration did not extend to the northeast due to the identification of a fault structure that was thought to truncate the mineralized vein. Animas was one of the first vein structures identified by CMA, however the mineralization style was identified as polymetallic in nature, rather than the high-grade silver veins CMA were hoping to exploit. Subsequently, no further exploration or development was undertaken of this vein until Fortuna took ownership in 2005.

The most recent Mineral Reserve and Mineral Resource estimate prior to Fortuna’s purchase of the property was conducted in June 2004. Since Minera Bateas took ownership of the property, three independent NI 43-101 technical reports have been published reporting Mineral Resources and Mineral Reserves in 2005, 2006 and 2009.

Production at the Caylloma Mine prior to 2005 came primarily from the San Cristobal vein, as well as from the Minera Bateas, Santa Catalina and the northern silver veins (including Paralela, San Pedro and San Carlos) with production focused on silver ores and no payable credits for base metals. During CMA management production parameters fluctuated during the late 1990’s as reserves were depleted. Owing to low metal prices, funds were not available to develop the Mineral Resources at depth or extend along the strike of the veins. Ultimately, this resulted in production being halted in 2002.

The Caylloma Mine was reopened in October 2006 and production under Minera Bateas management focused on the development of polymetallic veins producing lead and zinc concentrates with silver and gold credits. Production rates increased in 2011 from 1,000 tpd to 1,300 tpd, and again in May 2016 to approximately 1,430 tpd.

Geology

The Caylloma district is located in the Neogene volcanic arc that forms part of the Cordillera Occidental of southern Peru. The volcanic belt in the Caylloma district contains large, locally superimposed calderas of early Miocene to Pliocene age comprised of calc-alkaline andesitic to rhyolitic flows, ignimbrites, laharic deposits, and volcanic domes that unconformably overlie a folded marine sequence of quartzite, shale, and limestone of the Jurassic Yura Group.

The mining district of Caylloma is located northwest of the Caylloma caldera complex. The host rock of the mineralized veins is volcanic in nature, belonging to the Tacaza Group. The volcanics of the Tacaza Group lie unconformably over a sedimentary sequence of orthoquartzites and lutites of the Jurassic Yura Group. Portions of the property are covered by variable thicknesses of post-mineral Pliocene-Pleistocene volcanics of the Barroso Group and recent glacial and alluvial sediments.

The Caylloma Mine is within the historical mining district of Caylloma, northwest of the Caylloma caldera complex and southwest of the Chonta caldera complex. Host rocks at the Caylloma Mine are volcanic in nature, belonging to the Tacaza Group. Mineralization is in the form of low to intermediate sulfidation epithermal vein systems.

Epithermal veins at the Caylloma Mine are characterized by minerals such as pyrite, sphalerite, galena, chalcopyrite, marcasite, native gold, stibnite, argentopyrite and silver-bearing sulfosalts (tetrahedrite, polybasite, pyrargyrite, stephanite, stromeyerite, jalpite, miargyrite and bournonite). These are accompanied by gangue minerals, such as quartz, rhodonite, rhodochrosite, johannsenite (manganese-pyroxene) and calcite.

Mineralization

There are two different types of mineralization at the Caylloma Mine; the first is comprised of silver-rich veins with low concentrations of base metals and includes the Bateas, Bateas Techo, La Plata, Cimoide La Plata, San Cristobal, San Pedro, San Carlos, Paralela and Ramal Paralela veins. The second type of vein is polymetallic in nature with elevated lead, zinc, copper, silver and gold grades and includes the Animas, Animas NE, Santa Catalina, Soledad, Silvia, Pilar, Patricia and Nancy veins.

Mineralization in these vein systems occurs in steeply dipping ore shoots ranging up to several hundred meters (“m”) long with vertical extents of over 400 m. Veins range in thickness from a few centimeters (“cm”) to 20 m, averaging approximately 1.5 m for silver veins and 2.5 m for polymetallic veins.

Deposit Types

The Caylloma Mine polymetallic and silver-gold rich veins are characteristic of a typical low sulfidation epithermal deposit having formed in a relatively low temperature, shallow crustal environment.

The characteristics described above have resulted in the Caylloma Mine veins being classified as belonging to the low sulfidation epithermal group of precious metals in quartzadularia veins similar to those at Creede, Colorado; Casapalca, Peru; Pachuca, Mexico and other volcanic districts of the late Tertiary period. They are characterized by Ag sulfosalts and base metal sulfides in a banded gangue of colloform quartz, adularia with carbonates, rhodonite and rhodochrosite. Host rock alteration adjacent to the veins is characterized by illite and widespread propylitic alteration.

Exploration

In 2007, induced polarization (“IP”) and resistivity studies were conducted over the Nancy and Animas NE veins covering an area of seven square kilometers. The survey was performed using an IRIS ELREC Pro receptor with a symmetrical configuration poly pole array with spacing of 50 m between electrodes. Results of the geophysical studies identified three coincident zones of low IP potential associated with high chargeability and resistivity. The three geophysical anomalies were investigated through a targeted drilling campaign.

In 2012, magnetometry, IP and resistivity studies were carried out over Cerro Vilafro and Vilafro South, covering an area of 17 square kilometers in IP/resistivity studies with a pole-dipole array configuration with spacing of 50 m between electrodes and 31.6 line kilometers in magnetometry studies. The surveys successfully identified coincident chargeability and resistivity anomalies in the Cerro Vilafro area.

In 2015, Controlled-source Audio-frequency Magnetotellurics (“CSAMT”) geophysical surveys were completed covering the northeastern projection of the San Pedro and Paralela veins. Similar CSAMT geophysical surveys were completed in 2016 covering the Pisacca exploration target area. In both areas, the CSAMT surveys were successful in identifying resistivity anomalies spatially associated with the projections of mapped vein structures.

Extensive surface channel samples have been taken along all principal mineralized structures identified in the Caylloma district. Exploration has focused on the delineation of major vein structures such as the Animas, Bateas, Santa Catalina, Soledad and Silvia veins. Additional exploration has also been conducted to define the mineral potential of other veins on the property such as the Carolina, Don Luis and Nancy veins. Surface channel samples are not used for Mineral Resource estimation but as a guide for exploration drilling and to identify the vein structure on surface.

Extensive mapping activities have been conducted by Fortuna since 2006 focusing on mapping the surface structures associated with the Animas, Antimonio, Bateas, Silvia, Soledad, San Cristobal, Nancy, La Plata, Vilafro, Cerro Vilafro, Vilafro Sur and Cailloma 6 veins.

Drilling

Exploration and definition drilling has been conducted at the Caylloma Mine by both CMA and Minera Bateas. Diamond drilling has been the preferred methodology.

Minera Bateas was able to recover and validate information on 43 diamond drill holes totaling 7,159.32 m drilled by CMA between 1981 and 2003. As of June 30, 2015, Minera Bateas completed 879 drill holes on the Caylloma Mine totaling 141,100.65 m since Fortuna took ownership in 2005. All holes are diamond drill holes and include 424 from the surface totaling 101,608.55 m, and 455 from underground totaling 39,492.10 m. The extent of drilling varies for each vein with those having the greatest coverage having drill holes extending over 4,000 m of the vein’s strike length (Animas), to the least having only a couple of drill holes extending over 50 m (Antimonio).

As of the effective date of the Caylloma Technical Report an additional 67 infill drill holes totaling 9,792.95 m have been completed after the June 30, 2015 cut-off date. All of the drill holes were designed for purposes of upgrading of Inferred Mineral Resources of the Animas and Animas NE veins.

Sample Preparation and Analysis

All samples at the Caylloma Mine are collected by geological staff of Minera Bateas with sample preparation and analysis being conducted either at the onsite Minera Bateas laboratory (channel samples and underground development drill core) or the ALS Chemex laboratory in Lima (exploration drill core). The Minera Bateas on-site laboratory is not a certified laboratory. Therefore, pulp splits and preparation duplicates, along with reference standards and blanks are routinely sent to the International Organization for Standardization (“ISO”) certified ALS Chemex laboratory in Lima to monitor the performance of the Minera Bateas laboratory.

Channel Chip Sampling

Since February 2011 the location of each channel has been surveyed using Total Station equipment. Surveyors use an underground survey reference point to locate the starting coordinates of each channel.

Sampling is carried out at 2 m intervals within the drifts of all veins and 3 m intervals in stopes (except for Bateas and Soledad, where due to the thickness of the vein sampling is carried out every 2 m in stopes).

Sample collection is normally performed by two samplers, one using the hammer and pick while the other holds the receptacle (cradle) to collect rock and ore fragments. A sample mass of between 3 kilograms (“kg”) and 6 kg is generally collected.

Since August 2012, the entire sample is placed in a plastic sample bag with a sampling card and assigned sample ID and taken to the laboratory for homogenization and splitting.

Core Sampling

A geologist is responsible for determining and marking the intervals to be sampled, selecting them based on geological and structural logging. The sample length must not exceed 1 m or be less than 10 cm.

Splitting of the core is performed by diamond saw. Once the core has been split, half the sample is placed in a sample bag. A sampling card with the appropriate information is inserted with the core.

Bulk Density Determination

Samples for density analysis are collected underground using a hammer and chisel to obtain a single large sample of approximately 6 kg. The sample is always taken of mineralized material in the same locality as a channel sample. The coordinates of the closest channel sample are assigned to the density sample. The sample is brought to the surface and delivered to the core cutting shed where each side of the sample is cut using a diamond saw to produce a smooth sided cube. The sample is labeled and bagged prior to being stored in the storage facilities to await transportation with other samples to the ALS Chemex laboratory in Arequipa.

Density tests are performed at the ALS Chemex laboratory in Lima.

Sample Dispatch

Once samples have been collected they are assigned a batch number and either submitted to the Minera Bateas onsite laboratory, or sent to the mine warehouse to await transportation (three times a week) to the ALS Chemex facility in Arequipa, and then on to the ALS Chemex laboratory in Lima for analysis.

Sample Preparation

Upon receipt of a sample batch, the laboratory staff immediately verifies that sample bags are sealed and undamaged. Sample numbers and identifications are checked to ensure they match that as detailed in the submittal form provided by the geology department. If any damaged, missing or extra samples are detected the sample batch is rejected and the geology department is contacted to investigate the discrepancy. If the sample batch is accepted, the samples are sequentially coded and registered as received.

Accepted samples are then transferred to individual stainless steel trays with their corresponding sample identifications for drying.

Once samples have been dried, they are transferred to a separate ventilated room for crushing using a two stage process. Firstly, the sample is fed into a terminator crusher to reduce the original particle size so that approximately 90% passes ½ inch mesh sieve size. The entire sample is then fed to the secondary Rhino crusher so that the particle size is reduced to approximately 85% passing a 10 mesh sieve size. The percent passing is monitored daily to ensure these specifications are maintained. The crushing equipment is cleaned using compressed air and a barren quartz flush after each sample.

Once the sampling has been crushed it is reduced in size to 150 grams (“g”) ± 20 g using a single tier Jones riffle splitter. The reduced sample is returned to the sampling tray for pulverizing whereas the coarse reject material is returned to a labeled sample bag and temporarily placed in a separate storage room for transferal to the long term storage facilities located adjacent to the core logging facilities.

Crushed samples are pulverized using a Rocklab standard ring mill so that 90% of particles pass a 200 mesh sieve size. The pulp sample is carefully placed in an envelope along with the sample identification label. Envelopes are taken to the balance room where they are checked to ensure the samples registered as having being received and processed match those provided in the envelopes.

Assaying of Gold, Silver, Lead, Copper and Zinc

Upon receipt of samples in the analytical laboratory, all pulps are re-checked to ensure they match the list in the submittal form.

The elements of gold, silver, copper, lead and zinc are assayed using atomic absorption techniques. An initial and duplicate reading is taken and an internal standard is inserted every ten samples to monitor and calibrate the equipment.

Sample Security

Core boxes are sealed and carefully transported to the core logging facility constructed in 2012 where there is sufficient room to layout and examine several holes at a time. The core logging facility is located at the mine site and is locked when not in use. Once logging and sampling have been performed, the remaining core is transferred to the core storage facilities located adjacent to the logging facilities. The storage facility is managed by the Brownfields Exploration Manager and the Superintendent of Geology and any removal of material must receive their approval.

Quality Control Measures

Minera Bateas routinely inserts certified standards, blanks and field duplicates to the Minera Bateas laboratory and regularly sends preparation (coarse reject) and pulp duplicates along with standards and blanks to the umpire ALS Chemex laboratory.

Standard Reference Material

Standard reference material (“SRM”) are samples that are used to measure the accuracy of analytical processes and are composed of material that has been thoroughly analyzed to accurately determine its grade within known error limits. SRMs are inserted by the geologist into the sample stream, and the expected value is concealed from the laboratory, even though the laboratory will inevitably know that the sample is a SRM of some sort. By comparing the results of a laboratory’s analysis of a SRM to its certified value, the accuracy of the result is monitored.

Minera Bateas Laboratory

This analysis focuses on the submission of 8,093 standards submitted with 183,694 channel samples as of June 30, 2015 to the Minera Bateas laboratory which represents a submission rate of 1 in 23 samples. As described above, the Minera Bateas laboratory employs a four acid digestion methodology with atomic absorption (“AA”) for assaying silver, lead and zinc, unless the grade is greater than 1,500 grams per metric tonne (“g/t”) for silver, or 13% for lead or 13% for zinc. If the silver grade was found to be greater than 1,500 g/t, it was re-assayed by fire assay using a gravimetric finish (“FA-GRAV”). If the lead or zinc grades were found to be higher than their upper limits, they were re-assayed by volumetric methods. For gold, the sample is assayed using fire assay with atomic absorption finish (“FA-AA”) unless the gold grade is greater than 5 g/t Au, in which case the sample is re-assayed with a FA-GRAV.

Submitted certified standards indicate the Minera Bateas laboratory has acceptable levels of accuracy for silver, lead, zinc, and gold with all elements reporting greater than 99% pass rates. The assay results for most standards demonstrate little or no bias.

ALS Chemex Laboratory

Drill core (exploration and infill) is sent to ALS Chemex for assaying. Silver, zinc and lead are assayed by inductively coupled plasma atomic emission spectroscopy (“ICP-AES”), unless the grade is greater than 100 g/t for silver, or 1% for lead or zinc, in which case the sample is re-assayed by aqua regia digestion with an ICP-AES or atomic absorption finish up to a maximum of 1,500 g/t silver, 30% lead or 60% zinc. If the silver grade was found to be greater than 1,500 g/t it was re-assayed by fire assay using a gravimetric finish. If the lead or zinc grades were found to be higher than their upper limits, they were re-assayed by titration. A total of 1,560 standards have been submitted by Minera Bateas with drill core as of June 30, 2015 to the ALS Chemex facilities representing a submission rate of 1 in 19 samples.

Results for SRMs submitted to the ALS Chemex laboratory indicate a reasonable level of accuracy is maintained by the laboratory for the four elements of interest with all reporting a pass rate of greater than 93%.

Blanks

Field blank samples are composed of material that is known to contain grades that are less than the detection limit of the analytical method in use (or, in the case of Pb and Zn, that are known to be very low) and are inserted by the geologist in the field. Blank sample analysis is a method of determining sample switching and cross-contamination of samples during the sample preparation or analysis processes. Minera Bateas uses coarse quartz sourced from outside the area and provided by an external supplier as their blank sample material. The blank is tested to ensure the material does not contain elevated values for the elements of interest.

Minera Bateas Laboratory

The analysis focuses on the submission of 7,045 blanks with channel samples as of June 30, 2015 representing a submission rate of 1 in 26 samples.

The results of the blanks submitted indicate that cross contamination and mislabeling are not material issues at the Minera Bateas laboratory.

ALS Chemex Laboratory

A total of 1,521 blanks were submitted with drill core as of June 30, 2015 to the ALS Chemex facilities representing a submission rate of 1 in 19 samples.

The results of blanks used to monitor the ALS Chemex preparation and analytical facilities are regarded as acceptable and indicate that contamination and sample switching is not a significant issue at the laboratory.

Duplicates

The precision of sampling and analytical results can be measured by re-analyzing the same sample using the same methodology. The variance between the measured results is a measure of their precision. Precision is affected by mineralogical factors such as grain size and distribution and inconsistencies in the sample preparation and analysis processes. There are a number of different duplicate sample types which can be used to determine the precision for the entire sampling process.

Numerous plots and graphs, such as absolute relative difference (“ARD”) are used on a monthly basis to monitor precision and bias levels as part of an extensive quality assurance program with results regarded as demonstrating acceptable levels of precision.

Minera Bateas Laboratory

Minera Bateas inserts field, preparation and laboratory duplicates as part of a comprehensive quality assurance/quality control (“QAQC”) program. Reject assays and check assays are sent to the certified laboratory of ALS Chemex to provide an external monitor to the precision of the Minera Bateas laboratory. Standards and blanks are also submitted with the reject and check assays to monitor the accuracy of the ALS Chemex results.

In general, precision levels are reasonable with the majority of ARD values being greater than 90%. Field duplicate results are generally slightly lower than the accepted 90% threshold level but have improved over time through closer supervision of the sampling process, increasing the sampling mass and estimation of the fundamental sampling error. With the implementation of these measures, the ARD values of field duplicates have generally been greater than 90% over the last few years.

It should also be noted that precision levels for gold assays are lower than for the other elements, particularly for the duplicate assays. This is because gold concentrations are much lower and variability is higher. Gold is not an economic driver in the operation and therefore the cost associated with increasing sample mass to ensure higher precision levels is not justified.

Duplicates sent to the umpire laboratory showed reasonable levels of precision between the two laboratories. Quality control samples included with the duplicates sent to the umpire laboratory showed acceptable levels of accuracy and no issues with sample switching or contamination.

ALS Chemex Laboratory

Prior to 2013, Minera Bateas relied only on the insertion of preparation and laboratory duplicates by ALS Chemex to monitor precision levels of drill core samples submitted to the ALS Chemex facilities. The QAQC policy was revised in late 2012 and brownfields exploration have since submitted the full array of blind duplicates with drill core since January 2013. The high levels of accuracy, precision and lack of contamination indicate that grades reported from the Minera Bateas and ALS Chemex laboratories are suitable for Mineral Resource estimation.

Results for duplicates submitted with drill core to the ALS Chemex laboratory that show acceptable levels of precision are maintained at the laboratory, with the exception of the field duplicates, which are slightly below the acceptance levels and tend to be related to the insertion of low grade or low mass samples.

Data Verification

Data used for Mineral Resource estimation are stored in three databases. Minera Bateas information is stored in two of these databases, one storing data relating to the mine (including channel samples) and the other for storing drilling results.

The databases are fully validated annually by Fortuna as part of the Mineral Resource estimation process. The database storing CMA information was not validated in 2015 based on the fact that no new information has been acquired since the previous validation in 2010.

Both databases were then reviewed and validated by Mr. Eric Chapman, P. Geo. The data verification procedure involved the following:

•	Inspection of selected drill core to assess the nature of the mineralization and to confirm geological descriptions;
•	Inspection of geology and mineralization in underground workings of the Animas and Bateas veins;
•	Verification that collar coordinates coincide with underground workings or the topographic surface;
•	Verification that downhole survey bearing and inclination values display consistency;
•	Evaluation of minimum and maximum grade values;
•	Investigation of minimum and maximum sample lengths;
•	Randomly selecting assay data from the databases and comparing the stored grades to the original assay certificates;
•	Assessing for inconsistencies in spelling or coding (typographic and case sensitivity errors);
•	Ensuring full data entry and that a specific data type (collar, survey, lithology, and assay) is not missing; and
•	Assessing for sample gaps or overlaps.

After correcting all inconsistencies, the databases were accepted as validated on June 30, 2015. Based on the data verification detailed above, Fortuna’s Corporate Head of Technical Services Mr. Eric Chapman, P. Geo., considers the Minera Bateas and CMA data to be suitable for the estimation of classified Mineral Resources and Mineral Reserves.

Mineral Processing and Metallurgical Testing

Metallurgical recoveries for 2015 were 83.03%, 93.98% and 90.79% for silver, lead and zinc respectively, an important improvement compared to those achieved in 2012 (77.33%, 88.12% and 85.77%, respectively). Minera Bateas continues to work on optimizing the mineral processing operation focusing on metallurgical recoveries and processing capacity. The studies or tests developed to achieve these goals include:

1.	Plant test work for oxides

Until 2012 ore identified as containing high lead oxide and zinc oxide (“ZnOx”) content was classified as oxides not amenable for flotation processing.

Different plant and laboratory tests were carried out during 2012. The maximum metallurgical recoveries achieved during the plant test work were 63.98% for silver, 46.45% for lead and 32.35% for zinc.

More laboratory and plant tests were conducted in 2013 including the metallurgical testing of the different levels of the Animas vein. The main conclusion was that ZnOx contents greater than 0.20% within the ore were related to the lower metallurgical recoveries. In order to include this type of ore without affecting the metallurgical recoveries, blending has to be performed to limit the high ZnOx ore content.

2.	Mineralogical balancing of products for the lead circuit

Based on the studies and testing developed between 2013 and 2015 for the different stages of the process some changes or adjustments have been implemented in the processing plant aimed at improving the metallurgical performance including:

•	Adjustments to the grinding medium and size selection were made in order to achieve 60% passing 75 microns as the final grinding product;

•	The Z-11 and Z-6 collectors in the lead flotation circuit, which were previously added as a mixed solution, are now added independently ensuring a superior effect and avoiding alteration in their properties;

•	The Sodium cyanide consumption, which is used as a Fe and Zn depressor in the Ag-Pb flotation circuit, is reduced from 20 to 10 g/t aiming to promote the Ag and Au flotation;

•	The Denver mill critical speed was increased from 69% to 76% increasing the reduction ratio, resulting in an increase in the treatment capacity of 10 tpd;

•	The Magensa (6 foot by 6 foot) mill steel shell liners were changed to rubber increasing the reduction ratio from 1.20 to 1.60; and

•	Automatic pH control was installed to stabilize the process, particularly in the Zn circuit, reducing lime consumption by 200 g/t.

3.	Processing plant optimization

Aiming to reduce the recirculating load within the grinding circuit by improving the size selection, pilot tests to replace cyclones with high frequency vibrating wet screens were run in November 2014.

Results indicated a circulating load reduction from 250 to 170% thanks to a more efficient size classification thereby allowing improved grinding, and ultimately, an increase in the plant processing capacity.

To achieve that goal and based on laboratory testing, the flotation time was increased from 14 to 38 minutes by increasing the Ag-Pb flotation circuit capacity. In March 2015, the processing plant optimization project was initiated. The optimization project was aimed at increasing the processing capacity from 1,300 to a potential maximum of 1,500 tpd by improvements in the grinding and flotation circuits. The total investment in the project was US$4.6 million with project completion in March 2016.

Mineral Resources and Mineral Reserve Estimates

Mineral Resource and Mineral Reserve estimates for the Caylloma Mine are reported as of December 31, 2015 in the following tables:

Caylloma Mineral Reserves as of December 31, 2015

	Tonnes					Contained Metal
Category	(000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Proven	254	138	0.47	2.05	2.34	1.1	3.8
Probable	1,724	119	0.28	2.95	3.73	6.6	15.4
Proven + Probable	1,979	121	0.30	2.83	3.55	7.7	19.3

Notes:

•	There are no known legal, political, environmental or other risks that could materially affect the potential development of the Mineral Reserves.
•	Mineral Reserves are estimated as of June 30, 2015 and reported as of December 31, 2015, taking into account production-related depletion for the period of July 1, 2015 through December 31, 2015.
•	Mineral Reserves are reported above a Net Smelter Return (“NSR”) breakeven cut-off value of US$82.73/t for Animas, US$82.53/t for Animas NE, US$97.07/t San Cristóbal and US$173.74/t for Bateas, Cimoide La Plata, La Plata, and Soledad.
•	Metal prices used in the NSR evaluation are US$19/oz for silver, US$1,140/oz for gold, US$2,150/t for lead and US$2,300/t for zinc.
•	Metallurgical recovery values used in the NSR evaluation are 84.5% for silver, 39.5% for gold, 92.6% for lead, and 89.9% for zinc with the exception of the Ramal Piso Carolina vein that uses metallurgical recovery rates of 84% for Ag and 75% for Au.
•	Operating costs were estimated based on actual operating costs incurred from July 2014 through June 2015.
•	Tonnes are rounded to the nearest thousand.
•	Totals may not add due to rounding.

Caylloma Mineral Resources as of December 31, 2015

	Tonnes					Contained Metal
Category	(000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Ag (Moz)
Measured	582	82	0.36	1.11	2.16	1.5	6.7
Indicated	1,269	84	0.31	1.14	2.10	3.4	12.7
Measured + Indicated	1,851	84	0.32	1.13	2.12	5.0	19.3
Inferred	3,392	132	0.59	2.20	3.30	14.3	64.7

Notes:

•	Mineral Resources are exclusive of Mineral Reserves.
•	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
•	There are no known legal, political, environmental or other risks that could materially affect the potential development of the Mineral Resources.
•	Mineral Resources are estimated as of June 30, 2015 and reported as of December 31, 2015, taking into account production-related depletion for the period of July 1, 2015 through December 31, 2015.
•	Mineral Resources are reported based on a NSR cut-off grade of US$50/t for wide veins and US$100/t for narrow veins.
•	Metal prices used in the NSR evaluation are US$19/oz for silver, US$1,140/oz for gold, US$2,150/t for lead and US$2,300/t for zinc.
•	Metallurgical recovery values used in the NSR evaluation are 84.5% for silver, 39.5% for gold, 92.6% for lead, and 89.9% for zinc with the exception of the Ramal Piso Carolina vein that uses metallurgical recovery rates of 84% for Ag and 75% for Au.
•	Operating costs were estimated based on actual operating costs incurred from July 2014 through June 2015.
•	Tonnes are rounded to the nearest thousand.
•	Totals may not add due to rounding.

Mining Operations

The mining method applied in the exploitation of the two main veins (Animas and Bateas) at the Caylloma Mine is overhand cut-and-fill using either mechanized, semi-mechanized or conventional extraction methods. The cut-and-fill method is used in mining steeply dipping orebodies in stable rock masses. Cut-and-fill is a bottom up mining method that consists of removing ore in horizontal slices, starting from a bottom undercut and advancing upwards.

Breakeven cut-off values were determined for each vein based on actual operating costs incurred in the period July 2014 to June 2015. These include exploitation and treatment costs, general expenses and administrative and commercialization costs (including concentrate transportation). As operations are not centralized, each vein has a different operating cost, mainly due to the mining method employed, transportation (mine to plant), support and power consumption. Breakeven cut-off values used for Mineral Reserve estimation are detailed in the following table.

Breakeven Cut-off Values Applied to each Vein

Mining Method	Vein	Breakeven cut-off value(US$/t)
Mechanized	Animas	82.40
	Animas NE	82.40
Conventional	Bateas, Bateas Piso, Bateas Techo	173.74
	Soledad	173.74
	La Plata, Cimoide La Plata	173.74
	Silvia	173.74
	Santa Catalina	173.74
Semi-mechanized	Animas	95.63
	Animas NE	97.63
	San Cristóbal	97.07

NSR values depend on various parameters including metal prices, metallurgical recovery, price deductions, refining charges and penalties. NSR values used for Mineral Reserve estimation are detailed in the following table.

NSR Values

Metal	NSR Value
Silver (US$/g)	0.45
Gold (US$/g)	13.53
Lead (US$/%)	14.85
Zinc (US$/%)	12.68

Blocks whose NSR values are higher than the operating cost (breakeven cut-off value) after the application of appropriate dilution and recovery factors are reported as Mineral Reserves and are regarded as being amenable to the proposed method of mining. Measured Mineral Resources are converted to Proven Mineral Reserves and Indicated Mineral Resources to Probable Mineral Reserves.

Processing and Recovery Operations

The Caylloma Mine processing plant is a typical flotation operation and consists of five stages: crushing; milling; flotation; thickening and filtering and tailings disposal. Each of the main stages is comprised of multiple sub-stages.

The Caylloma Mine concentrator plant resumed operations in September 2006, treating 600 tpd of polymetallic mineral. Capacity increased progressively, with the installation of a 1.8 m by 2.4 m ball mill in 2009 the plant reached a treatment capacity of 1,300 tpd, and with the installation of two Derrick Stack Sizer vibrating wet screens the plant achieved a treatment capacity of 1,500 tpd at the end of March 2016, although this has since been reduced to 1,430 tpd for the rest of 2016. The treatment process is differential flotation. Initially, two concentrates were obtained: lead-silver and zinc. From late 2009 to January of 2011, a copper-silver concentrate was also produced, but due to unfavorable commercial terms the production of copper concentrate was suspended and the copper circuit put on standby.

Infrastructure, Permitting and Compliance Activities

The Caylloma Mine has a well-established infrastructure used to sustain the operation. The infrastructure includes a main access road from the city of Arequipa, property access roads, tailing storage facilities, mine waste storage facilities, mine ore stockpiles, camp facilities, concentrate transportation, power generation and communications systems.

Minera Bateas is in compliance with environmental regulations and standards set in Peruvian law and has complied with all laws, regulations, norms and standards at every stage of operation of the mine. Minera Bateas obtained its ISO 14001 Environmental Management Certification in 2008 and continues to maintain this designation. The mine works continually to improve its operational standards.

The Company has a very strong commitment to the development of neighboring communities of the Caylloma Mine. In this respect, the Company is committed to sustainable projects, direct support and partnerships that build company engagement in local communities while respecting local values, customs and traditions. The Company aims to develop projects or programs based on respect for ethno-cultural diversity, open communication and effective interaction with local stakeholders that improve education, health and infrastructure.

Capital and Operating Costs

Minera Bateas capital and operating cost estimates for the Caylloma Mine (summarized in the following tables) are based on 2015 costs. The analysis includes forward estimates for sustaining capital. Inflation is not included in the cost projections and exchange rates were estimated at S/3.30 (Peruvian Soles) to US$1. Capital costs include all investments in mine development, equipment and infrastructure necessary to upgrade the mine facilities and sustain the continuity of the operation.

As disclosed in the Caylloma Technical Report, a total of US$9.39 million was budgeted for 2016 to sustain the operation. Capital costs are split into two areas, 1) mine development and 2) equipment and infrastructure, as set out in the following table:

Caylloma Summary of Projected Major Capital Budget for 2016

Capital Item	Cost (US$ in millions)
Mine Development
Development & Infrastructure	6.39
Total Mine Development	6.39
Equipment and Infrastructure
Mine	0.64
Plant	0.98
Maintenance & Energy	0.85
IT	0.04
Logistics, Camp, Geology, Exploration, Planning	0.11
Laboratory	0.17
Environment	0.47
Total Equipment and Infrastructure	3.00
Total Capital Expenditure	9.39

As disclosed in the Caylloma Technical Report, projected operating costs for 2016 included the cash costs (US$67.47/t) and mine operating expenses (US$12.16/t) for the operation, as set out in the following table:

Caylloma Summary of Projected Major Operating Costs for 2016

Operating Item	Cost US$/t
Cash Cost
Mine (calculated using extracted ore)	40.17
Plant	12.48
General Services	9.07
Administration	5.75
Total Cash Cost	67.47
Mine Operating Expenses
Distribution	11.54
Management Fees	0.21
Community Support Activities	0.41
Total Mine Operating Expenses	12.16
Total Cash Cost and Mine Operating Expenses	79.63

Exploration, Development, and Production

Minera Bateas continues to successfully manage the Caylloma Mine operation, mining 466,286 tonnes of ore from underground to produce 1.7 Moz of silver, 1.2 koz of gold, 23.8 million pounds (“Mlbs”) of lead and 35.8 Mlbs of zinc in 2015 while continuing to improve the mine infrastructure.

Fortuna believes there is good potential for a significant increase of the Mineral Resources at the Caylloma Mine particularly from the continuity of the current veins in operation as well as from the discovery of new veins. Minera Bateas continues to investigate cost effective ways to improve productivity and reduce costs. As disclosed in the Caylloma Technical Report, work programs conducted in 2016 to improve the operation included the following:

1.	Brownfields exploration. Fortuna assigned US$2.9 million in 2016 for Brownfields exploration of the Caylloma district. This was planned to include 17,000 m of diamond drilling focused on testing new exploration targets in the northern portion of Pisacca prospect area located a short distance to the southwest of the mine plant as well as further exploring the northeastern extension of the Animas vein.

2.	Underground development. The most important recommended project for the Caylloma Mine was the integration of the different levels of the Animas vein with underground ramps. An important effort in 2012 was made to improve ventilation which has allowed the operation to introduce the use of ammonium nitrate/fuel oil for stoping and drifting. The mine plan for 2016 proposed 1,053 m of raise boring in order to comply with the ventilation requirements, 1,904 m horizontal and 5,158 m decline drift associated with the development of the mine especially in the case of the Animas vein. The budgeted cost of this work program in 2016 was US$9.29 million.

3.	Metallurgical studies to improve silver recovery. Important efforts were made in 2015 in order to optimize the metallurgical performance and throughput capacity of the plant, especially to increase silver recovery. It was recommended that an expansion to the lead flotation capacity be considered with the objective of increasing silver recovery by 2% to 4%. The budgeted cost for these metallurgical studies in 2016 was US$1 million.

4.	Metallurgical studies to improve oxide recovery. The response of “oxide” material to the flotation process required additional testwork. The plant test conducted in 2012 demonstrated this material could be processed through flotation albeit at reduced recoveries. Results could help to adjust plant operating parameters to improve metallurgical response.

5.	Metallurgical studies in gold recovery. Mineral Bateas applies a higher gold metallurgical recovery for the calculation of the NSR values for the estimate of blocks in the Ramal Piso Carolina vein based on metallurgical testwork conducted in the plant. There are, however, other veins that have elevated gold grades that could benefit from the application of a higher metallurgical gold recovery including the San Carlos, San Pedro, Don Luis II, La Plata and Cimoide La Plata veins. It was recommended that Minera Bateas conduct metallurgical testwork on mineralized samples from these veins to ascertain if the gold recoveries could be improved.

San Jose Mine, Mexico

Property Description, Location and Access

The San Jose Mine is located in the central portion of the state of Oaxaca, Mexico (latitude 16⁰41’39.10” N, longitude 96⁰42’06.32” W; UTM coordinates NAD27, UTM Zone 14N: 745100E, 1846925N). The San Jose Mine is 47 km by road from the city of Oaxaca and 12 km from Ocotlan de Morelos, a town of approximately 10,000 people and the nearest commercial center.

The San Jose Mine consists of mineral rights for mining concessions held by Compania Minera Cuzcatlan S.A. de C.V. (“Minera Cuzcatlan”), covering a total surface area of approximately 51,300 hectares with an additional 13,128 hectares under options. The concessions have expiry dates ranging from 2023 to 2061. Minera Cuzcatlan has signed 39 usufruct contracts with land owners to cover the surface area needed for the operation of the San Jose Mine, with some of these contracts pending registration with the local authority. Minera Cuzcatlan has also applied for additional concessions in the region of the San Jose Mine and has the right to acquire additional concessions in the region of the San Jose Mine under option agreements with third parties.

The San Jose Mine is subject to the following royalty rights:

(a)	Royalty agreement between Minera Cuzcatlan and Beremundo Tomas de Aquino Antonio granting a 1% NSR royalty to a maximum of US$800,000 in regard to the mining concession “El Pochotle”. To date, no mineralized material has been extracted from the El Pochotle concession and no Mineral Resources or Mineral Reserves have been identified on the El Pochotle concession. Minera Cuzcatlan has a buyout provision where it can purchase this royalty right for US$200,000.

(b)	Royalty agreement between Minera Cuzcatlan and Underwood y Calvo Compania, S.N.C granting a 1% NSR royalty to a maximum of US$2,000,000 in regard to the mining concessions “La Voluntad”, “Bonita Fraccion I” and “Bonita Fraccion II”. To date, no mineralized material has been extracted from these concessions and no Mineral Resources or Mineral Reserves have been identified on these concessions. Minera Cuzcatlan has a buyout provision where it can purchase this royalty right for US$400,000.

(c)	Royalty agreement between Minera Cuzcatlan and Pan American Silver Corp., which was transferred from Pan American Silver Corp. to Maverix Minerals Inc. on July 12, 2016, whereby Maverix Minerals Inc. holds a 1.5% NSR royalty; and Mexican Geological Service holds a 1% royalty as a discovery royalty in regard to the mining concession “Reduccion Taviche Oeste”.

Minera Cuzcatlan is in compliance with environmental regulations and standards as set out in Mexican law and has complied with all material laws, regulations, norms and standards at every stage of operation of the mine.

History

The earliest recorded activity in the San Jose del Progreso area dates to the 1850’s when the mines were exploited on a small scale by the local hacienda. By the early 1900’s, a large number of silver and gold-bearing deposits were being exploited in the San Jeronimo Taviche and San Pedro Taviche areas, aided by a new mining law enacted in 1892 and with support from foreign investment capital. Mining activity in the district diminished drastically with the onset of the Mexican Revolution in 1910, only to resume sporadically in the 1920’s. Mining in the San Jose area was re-activated on a small scale in the 1960’s and again in 1980 when the San Jose Mine was acquired by Ing. Ricardo Ibarra. The mine was worked intermittingly by Ibarra through his company, Minerales de Oaxaca S.A. (“MIOXSA”), through the end of 2006 when the property was purchased by Minera Cuzcatlan.

In 1999, the San Jose Mine was optioned by Pan American Silver Corp., who completed surface and underground mapping and sampling and drilled five diamond drill holes totaling 1,093.5 m in the San Jose Mine vein system. In March 2004, Continuum Resource Ltd (“Continuum”) signed an option agreement with MIOXSA covering 19 concessions in the San Jose and San Jeronimo Taviche areas. Continuum completed detailed mapping of the surface, extensive chip-channel sampling in the underground workings of the Trinidad deposit as well as 15 surface diamond drill holes totaling 4,877 m. In November 2005, Fortuna reached an agreement with Continuum to earn a 70% interest in Continuum’s interests in the properties optioned from MIOXSA, and assumed management of the project.

During 2006, Fortuna completed the drilling of 38 diamond drill holes totaling 12,182 m in the San Jose Mine area, with 25 of the drill holes being located in the Trinidad zone and 13 of the drill holes being located in the San Ignacio area. The drilling in the Trinidad area confirmed the results of the prior drilling and expanded the mineralization along strike and to depth. Drilling in the San Ignacio area by Fortuna identified significant zones of silver-gold mineralization over generally narrow vein widths. In November of 2006, Fortuna and Continuum purchased a 100% interest in the properties from MIOXSA and simultaneously restructured their joint operating agreement to a 76% interest for Fortuna and a 24% interest for Continuum.

During 2007, Fortuna (operating via Minera Cuzcatlan) drilled 67 diamond drill holes totaling 26,605 m. Drilling in the Trinidad area continued to confirm the potential of the deposit and further expanded the mineralization along strike to the south and to depth. Drilling continued throughout 2008 and 2009, and in March 2009, Fortuna completed the acquisition of all issued and outstanding shares of Continuum, thereby acquiring a 100% ownership in the San Jose Mine.

From 1980 through 2004, production by MIOXSA was intermittent and came primarily from existing stopes and from development of the fourth and fifth levels of the San Jose Mine. In 2005 and 2006, the sixth level was developed and mined with grades reported to range between 350 to 500 g/t Ag and 1.8 to 3.5 g/t Au. The ore was mined primarily from the Bonanza and Trinidad veins, and extracted at rates of approximately 100 tpd through the Trinidad shaft. Reliable estimates of the total production during MIOXSA’s tenure are not available.

In March 2006, a technical report prepared in accordance with NI 43-101 was filed summarizing the results of the exploration completed by Continuum and reporting an initial Mineral Resource estimate. At a 5 g/t gold equivalent cut-off, Inferred Mineral Resources were estimated at 527,283 tonnes with an average grade of 3.50 g/t Au and 396 g/t Ag. In March 2007, an updated Mineral Resource estimate prepared in accordance with NI 43-101 was filed. At a 150 g/t Ag Eq cut-off, Indicated Mineral Resources were estimated at 1.47 million metric tonnes (“Mt”) averaging 263 g/t Ag and 2.19 g/t Au and Inferred Mineral Resources were estimated at 3.9 Mt averaging 261 g/t Ag and 2.57 g/t Au.

Following extensive exploration drilling in 2007, 2008 and 2009, Fortuna filed, in December, 2009, an updated technical report prepared in accordance with NI 43-101. In June 2010, a Pre-Feasibility Study was prepared, and updated Mineral Resources and Mineral Reserves were reported. Subsequently, Fortuna has conducted annual updated Mineral Resource and Mineral Reserve estimations. Commercial production commenced under the management of Minera Cuzcatlan on September 1, 2011. Underground mining has focused on the Bonanza, Trinidad and Stockwork primary veins.

Geological Setting, Mineralization and Deposit Types

The San Jose Mine is hosted by an andesitic to dacitic effusive volcanic sequence of presumed Paleogene age. Further to the east, these andesites and dacites are overlain by silicic crystalline and lithic tuffs and ignimbrites corresponding to the Mitla Tuff Formation of Miocene age. The San Jose Mine area is underlain by a thick sequence of presumed Paleogene-age andesitic to dacitic volcanic and volcaniclastic rocks, which in turn discordantly overlie units ranging from orthogneisses and paragneisses of Mesoproterozoic age, limestones and calcareous sedimentary rocks of Cretaceous age and continental conglomerates of the Early Tertiary Tamazulapan Formation. These units have been significantly displaced along major north and northwest-trending extensional fault systems, with the precious metal mineralization being hosted in hydrothermal breccias, crackle breccias and sheeted stockwork-like zones of quartz/carbonate veins emplaced within zones of high paleo permeability associated with the extensional structures.

In general, the upper 650 to 700 m of the volcanic sequence is characterized by a series of distinct effusive andesitic to dacitic lava flow units intercalated with thin but laterally extensive horizons of reddish-brown to grayish-brown volcaniclastic rocks. The lower 250 to 300 m of the volcanic sequence is characterized by a sequence of intercalated pyroclastic deposits, stratified volcaniclastic sedimentary rocks and local coherent facies lava flows.

Precious metal mineralization at the San Jose Mine is hosted by hydrothermal breccias, crackle breccias, quartz-carbonate veins and zones of sheeted and stockwork-like quartz-carbonate veins emplaced along steeply dipping north and north-northwest trending fault structures. The mineralized structural corridor extends for greater than 3 km in a north-south direction and has been divided into two parts: the Trinidad deposit area and the San Ignacio area. The major mineralized structures or vein systems recognized in the Trinidad deposit area are the Trinidad and Bonanza structures and the Stockwork system. To date, drilling has defined the Trinidad and Bonanza mineralized structures over a strike length of approximately 1,300 m and to depths exceeding 600 m from the surface.

Acanthite and silver-rich electrum are the primary silver and gold-bearing minerals in the Trinidad deposit. These minerals, along with pyrite, are discontinuously interlayered with distinctively banded crustiform and colloform textured quartz, calcite and locally adularia. Principal gangue minerals are quartz and calcite, locally accompanied by iron or iron/magnesium-bearing carbonates. Amethyst and chalcedonic quartz are commonly present as late infillings of the veins and hydrothermal breccias. Pale greenish-colored fluorite is present locally as vein and breccia fillings. Hydrothermal alteration at the Trinidad deposit is characterized by a well-developed alteration zonation with well crystallized kaolinite being present in the mineralized zones grading outwards to kaolinite-illite, illite, and illite-smectite-chlorite assemblages. Locally Fe-carbonates and Fe/Mg-carbonates are also present as a halo to the mineralized zones. Regionally, the andesitic volcanics and volcanoclastic units are weakly to moderately propylitically altered to epidote-chlorite-smectite assemblages.

The Trinidad vein system is emplaced in the footwall fault zone of the extensional system hosting the mineralized vein systems at the San Jose Mine. The Trinidad vein system strikes 355˚ and dips 70˚ to 80˚ to the east-northeast. The vein system ranges from less than 1 m to locally over 15 m in true width, with higher grade mineralization generally being present in zones with greater widths. Significant portions of the Trinidad structure are characterized by late black matrix silicified fault breccias with only trace to weak mineralization. Higher grade precious metal zones in the Trinidad vein system range up to approximately 1,300 g/t Ag Eq across the width of the vein. The Trinidad hanging wall splays and the Trinidad footwall veins are considered to be part of the Trinidad mineralized structure.

The Bonanza vein system is emplaced in the hanging wall zone of the structural corridor hosting the mineralized vein systems in the Trinidad deposit. The Bonanza vein system generally strikes 350˚ and dips steeply to the east to sub-vertical. Mineralization within the Bonanza vein system is present in the form of shoots plunging shallowly to moderately to the north-northwest, reflecting the dominant dip-slip movement of the controlling fault structures. Combined copper, lead and zinc values for the Bonanza vein range from negligible in the upper portions of the vein system to approximately 0.1% to 0.5% at depth.

The main Stockwork Zone is located between 1846550N to 1847200N and 1,000 meters above sea level (“masl”) to 1,300 masl (the “Stockwork Zone”) and located in an extensional environment between the principal Bonanza and Trinidad structures. The main Stockwork Zone is present over 650 horizontal m and 300 vertical m, being elliptical in shape, with a variable thickness ranging to greater than 50 m. The primary silver bearing mineral in the Stockwork Zone is acanthite, usually in association with traces of pyrite. Secondary minerals accompanying the acanthite are silver-rich electrum, fine grained galena, sphalerite, chalcopyrite and gangue minerals including hyaline quartz, white quartz and calcite along with minor concentrations of adularia and fluorite.

The mineralization at the San Jose Mine is hosted by structurally controlled hydrothermal breccias, crackle breccias and quartz-carbonate veins. Epithermal-style alteration and mineralization are widespread within the Middle to Late Tertiary volcanic package exposed throughout the central portion of the state of Oaxaca. Host structures to the mineralization are normal faults and subsidiary structural features common to extension-related pull-apart basins.

Exploration

For exploration work completed prior to 2007, see “Technical Information – San Jose Mine – History”.

Subsequent to 2007, the principal exploration conducted by Fortuna at the San Jose Mine has been surface and underground drilling, both to extend the deposit to the north and to depth, and for infill purposes to increase the confidence level of the Mineral Resources. The results of a Pre-Feasibility Study of the San Jose Mine were filed in June of 2010 and included an estimate of Probable Mineral Reserves of 3.5 Mt averaging 205 g/t Ag and 1.5 g/t. As of December 31, 2012, Proven Mineral Reserves were estimated at 0.05 Mt averaging 246 g/t Ag and 2.31 g/t Au and Probable Mineral Reserves were estimated at 3.3 Mt averaging 189 g/t Ag and 1.57 g/t Au at a 96 g/t Ag Eq cut-off and Inferred Mineral Resources were estimated at 4.3 Mt averaging 185 g/t Ag and 1.58 g/t Au at a 70 g/t Ag Eq cut-off.

Subsequent to the cut-off date for the Fortuna Silver Mines Inc.: San Jose Property, Oaxaca, Mexico technical report dated November 22, 2013, Fortuna acquired the Taviche Oeste concession from Pan American Silver Corp. The acquisition of the 6,254 hectare Taviche Oeste concession allowed for the continued brownfields exploration of the northern extension of the Trinidad deposit and the discovery of the Trinidad North zone. As of the date of the San Jose Technical Report, Fortuna’s current brownfields exploration continues to explore the northern projections of the Trinidad mineralized system.

Drilling

For drilling completed prior to 2007, see “Technical Information – San Jose Mine - History”.

As of June 30, 2015, a total of 510 drill holes totaling 182,294.75 m have been completed in the San Jose Mine area (see Table below) with the drilling being concentrated in the Trinidad deposit area and extensions to the south of the mineralized structural system. Wide-spaced exploration drilling has also been completed in the San Ignacio area along the southern extension of the structurally controlled mineralized corridor and the Trinidad North discovery located north of 1847200N. All of the drilling was conducted by diamond core drilling methods with the exception of 1,476 m of reverse circulation pre-collars in six of the 510 diamond drill holes.

Drilling of the Trinidad Deposit

		Trinidad Area		San Ignacio Area
Company	Period	Drill Holes	Meters	Drill Holes	Meters
Pan American Silver Corp.	2001	3	851.50	2	242.00
Continuum	2004/05	13	4,370.00	2	506.85
Fortuna	2006	25	8,392.10	13	3,790.30
Minera Cuzcatlan	2007	44	17,694.35	23	8,910.20
Minera Cuzcatlan	2008/09	113	32,925.50	0	0.00
Minera Cuzcatlan	2011	0	0.00	17	8,307.25
Minera Cuzcatlan	2012	15	8,574.30	9	3,970.60
Minera Cuzcatlan	2013	69	27,552.65	0	0.00
Minera Cuzcatlan	2014	96	36,650.65	0	0.00
Minera Cuzcatlan	2015*	66	19,556.50	0	0.00
Totals	2001-2015*	444	156,567.55	66	25,727.20

*as of June 30, 2015

The majority of the diamond core holes drilled in the Trinidad deposit area were drilled from the east to the west to cross-cut the steeply east-dipping mineralized zone at high angles. Of the 444 holes, 250 have been drilled from the surface while 194 drill holes were drilled from underground. The diamond drilling typically commences with HQ-diameter core and continues to the maximum depth allowable based on the mechanical capabilities of the drill equipment. Once this point is reached, or poor ground conditions are encountered, the hole is cased and further drilling is undertaken with a smaller diameter drilling tools with the core diameter being reduced to NQ2 or NQ-size to completion of the hole. In five of the drill holes, a further reduction to BQ-size drill core was required in order to complete the drill holes to the target depths.

Based on the combined results of the drilling completed in the Trinidad deposit area through 2007 and on the results of preliminary Mineral Resource classification studies, an infill drill program was designed and carried out to permit conversion of a majority of the Inferred Mineral Resources above the 1,300 m elevation to Indicated Mineral Resources. The majority of the drilling from the 2008/2009 campaign was directed towards the upper portions of the Trinidad deposit. The results of the infill drilling confirmed the presence of high-grade silver-gold mineralization in the Trinidad deposit area, and led to the development of a detailed geologic and mineralization model of the deposit. While some of the 2011 drill holes located in the San Ignacio area encountered significant mineralized intervals, additional drilling is required in this area in order to demonstrate the continuity of mineralization. 2012 drilling completed in the Trinidad North discovery area was successful in demonstrating the extension of significant silver and gold mineralization to the north and to depth, and resulted in the continuation of the drill program into 2013. Underground drilling commenced at the end of 2012 with the completion of a single drill hole intersecting the Stockwork Zone.

From January 1, 2013 to the data cut-off date of June 30, 2015, Minera Cuzcatlan completed 231 drill holes totaling 83,759.80 m in the Trinidad deposit area. Surface and underground exploration drilling, focused on expanding the Trinidad North discovery, comprised 117 drill holes totaling 54,310.55 m. Underground infill drilling focused on upgrading Inferred Mineral Resources and refining geologic interpretations in the Central Stockwork Zone and in the Trinidad North area comprised 114 drill holes totaling 29,449.25 m. As of the effective date of the San Jose Technical Report, an additional 22 exploration drill holes totaling 14,411.25 m have been completed after the June 30, 2015 cut-off date with two additional drill holes being in-progress. All drilling was carried out from underground drill stations. Twelve of the exploration drill holes are located in the Trinidad North Extension area and ten are located in the Trinidad Central Deep area. All twenty-two of the drill holes are located beyond the influence of the resource and reserve estimates.

Sampling, Analysis and Data Verification

Sample Preparation Methods Prior to Dispatch

Channel chip samples are generally collected from the face of newly exposed underground workings. Samples, comprised of fragments, chips and mineral dust, are extracted using a chisel and hammer along the channel’s length on a representative basis. Sample collection is normally performed by two samplers, one using the hammer and chisel, and the other holding the receptacle (cradle) to collect rock and ore fragments. Fragments greater than 6 cm in diameter are not accepted. The obtained sample is deposited into a plastic sample bag with a sampling card and the assigned sample ID. Once all the samples in the channel have been collected, the sample bags are transported to the surface and sorted with quality control samples being inserted at industry standard insertion rates prior to delivery to the Minera Cuzcatlan laboratory.

A geologist is responsible for determining and marking the drill core intervals to be sampled. The sample length must not exceed 2 m or be less than 20 cm. Splitting of the core is performed by diamond saw. The core cutting process is performed in a separate building adjacent to the core logging facilities. Once the core has been split, half the sample is placed in a sample bag. A sampling card with the appropriate information is inserted with the core.

Bulk density samples have been primarily sourced from drill core, with a limited number being sampled from underground workings. Density tests are performed at the ALS Chemex laboratory in Vancouver.

Following sample collection, samples were placed in polyethylene sample bags with a sample tag detailing a unique sample identifier. The same sample identifier is marked on the outside of the bag and it is sealed with a cable tie. Secured sample bags are then placed in rice sacks and stored in a secure, dry, clean location. If the samples are from the underground channels they are delivered each day to the onsite Minera Cuzcatlan laboratory for preparation and analyses. If the samples are drill core, the rice sacks are subsequently transported by authorized company personnel to commercial freight shipment offices in Oaxaca for air transport to the independent ALS Chemex sample preparation facility in Guadalajara, Jalisco, Mexico.

Analytical Procedures Used at the Laboratories

Upon receipt of a sample batch at the Minera Cuzcatlan laboratory, the laboratory staff immediately verifies that the sample bags are sealed and undamaged. If any damaged, missing or extra samples are detected, the sample batch is rejected and the geology department is contacted immediately to investigate and resolve the discrepancy. Accepted samples are then transferred to individual stainless steel trays for drying.

Once samples have been dried, they are transferred to a separate ventilated room for crushing. Each sample is fed into a terminator crusher, in turn, to reduce the original particle size so that 75% passes a 10 mesh sieve size (2 millimeters (“mm”)). Once the sample has been crushed, it is homogenized and reduced in size to approximately 1,000 g using a single tier Jones riffle splitter. The reduced sample is returned to the sampling tray for pulverizing, whereas the coarse reject material is returned to a labeled sample bag. Crushed samples are pulverized so that 85% of particles pass a 200 mesh sieve size. The pulp sample is carefully placed in envelopes, which are taken to the balance room where they are checked to ensure the samples registered as having being received and processed match those provided in the envelopes.

Upon receipt of samples in the analytical laboratory, two samples from the pulp envelope are taken. One sample is analyzed using atomic absorption spectroscopy and the other by fire assay with gravimetric finish. Atomic absorption results are recorded when silver grades are less than 500 g/t or when gold grades are less than 6.5 g/t, otherwise the gravimetric results are recorded.

All exploration core samples are sent to the ALS Chemex sample preparation facility in Guadalajara, Mexico. Following drying, the samples are weighed and the entire sample is crushed to a minimum of 70%, passing a 10 mesh sieve size. The crushed sample is then reduced in size by passing the entire sample through a riffle splitter until a 250 g split is obtained. The 250 g split is then pulverized to a minimum of 85%, passing a 200 mesh sieve size. The pulverized samples are subsequently grouped by sample lot and shipped by commercial air freight to ALS Chemex’s analytical facility in Vancouver, British Columbia for analysis.

Analysis at ALS Chemex’s analytical facility in Vancouver, British Columbia includes analysis for silver by ALS-Chemex Methods with Aqua regia digestion and ICP-AES finish; fire assay for gold with gravimetric finish and absorption spectroscopy in some cases.

Sample Security

Sample collection and transportation of drill core and channel samples is the responsibility of brownfields exploration and the Minera Cuzcatlan mine geology departments. Exploration core boxes are sealed and carefully transported to the core logging facilities located adjacent to the mine offices where there is sufficient room to layout and examine several holes at a time. Once logging and sampling have been performed, the core is transferred to the permanent storage facility at the mine site. The drill core from the infill drilling program is stored in the same warehouse as the exploration core. Any removal of material must receive the approval of the Minera Cuzcatlan geology department.

Coarse reject material from exploration and infill drill core is presently being stored securely in a separate warehouse. Pulps from the exploration and infill drill programs are stored in a secure and dry pulp storage facility. Coarse reject material from channel samples are collected from the Minera Cuzcatlan laboratory every day and stored in a storage facility located in a secure building 0.5 km from the main operation. Pulps of channel samples analyzed by ALS Chemex are also stored in the same storage facility as the coarse reject material. Pulps of channel samples analyzed by the Minera Cuzcatlan laboratory are stored in a secure storage facility at the operation.

All drill core, coarse rejects and pulps from the drill core are stored for the LOM. Disposal of coarse rejects from surface samples is performed after 90 days and is controlled by the exploration department. Disposal of coarse rejects from underground channel samples is performed after 90 days and is the responsibility of the Geology Superintendent.

Quality Control Measures

Standard Reference Material

SRMs are samples that are used to measure the accuracy of analytical processes and are composed of material that has been thoroughly analyzed to accurately determine its grade within known error limits. SRMs are inserted by the geologist into the sample stream, and the expected value is concealed from the laboratory, even though the laboratory will inevitably know that the sample is a SRM of some sort. By comparing the results of a laboratory’s analysis of a SRM to its certified value, the accuracy of the result is monitored. SRMs have been used to assess the accuracy of the assay results from both the Minera Cuzcatlan and the independent ALS Chemex laboratories, having been placed into the sample stream by Minera Cuzcatlan geologists to monitor the accuracy of the analytical process.

The analysis at the Minera Cuzcatlan laboratory involved the submission of 2,231 standards with 34,640 channel samples (submission rate of 1 in 16 samples) between February, 2012 and June 30, 2015 to the Minera Cuzcatlan laboratory, corresponding to the majority of channel samples taken at the operation. Nine of the twelve different SRMs used since February 2012 have been generated from in-house coarse reject material. In addition to statistical analysis, graphical analysis of the results was also conducted to assess for trends and bias in the data.

Pass rates reported for standards submitted with channel samples since mining commenced to the data cut-off date for silver and gold values are 97% and 94% respectively. The accuracy levels for silver and gold can be regarded as acceptable.

A total of 2,306 standards to monitor the accuracy of silver assays were submitted to the ALS Chemex laboratories with 52,966 drill core samples, representing a submission rate of 1 in 23 samples between 2006 and June 30, 2015, of which 1,163 were submitted for assaying by ICP-AES. Of the 2,306 standards, 1,143 were submitted for assaying by FA-GRAV.

SRMs inserted to assess silver grades using ICP-AES returned a pass rate of 89%, whereas SRMs assessing silver grades using FA-GRAV had a pass rate of 95%. It should be noted that many of the failures (83 of the 126) observed in the ICP-AES can be attributed to standard CDN-HC-2, which was thought to be compromised and insertion ceased. If this standard is ignored the silver accuracy levels can be regarded as reasonable.

Gold is assayed by fire assay with atomic absorption finish unless the gold is greater than 10 g/t Au, in which case the sample is re-assayed with a FA-GRAV. A total of 2,861 standards to monitor the accuracy of gold assays were submitted with 52,966 drill core samples, representing a submission rate of 1 in 19 samples between 2006 and June 30, 2015, of which 2,784 were submitted for assaying by FA-AA. Of the 2,861 standards, 77 were submitted for assaying by FA-GRAV.

SRMs inserted to assess gold grades using FA-AA returned a pass rate of 93%, whereas SRMs assessing gold grades using FA-GRAV had a pass rate of 92%. It should be noted that the standards that tended to fail at a higher rate were those inserted at the beginning of the monitoring program, with results improving as time has progressed. The gold accuracy levels can be regarded as reasonable for estimation purposes.

Blanks

Field blank samples are composed of material that is known to contain grades that are less than the detection limit of the analytical method in use and are inserted by the geologist in the field. Blank sample analysis is a method of determining sample switching and cross-contamination of samples during the sample preparation or analysis processes. Minera Cuzcatlan uses coarse marble sourced from a local quarry and provided by an external supplier as their blank sample material.

At the Minera Cuzcatlan laboratory, 2,222 blanks have been submitted since February 2012, representing a submission rate of 1 in 16 samples. Results of the blanks submitted indicate that cross contamination and mislabeling are not material issues at the Minera Cuzcatlan laboratory. Of the 2,222 blank samples submitted, six exceeded the fail line (set at two times the lower detection limit) for silver assays and fourteen for gold assays indicating an excellent result with pass rates greater than 99%.

A total of 2,755 blanks were submitted with core samples to the ALS Chemex laboratory by Fortuna and Minera Cuzcatlan covering all core submitted since 2006, representing a submission rate of 1 in 18 samples. Of the 2,755 blank samples submitted, 31 exceeded the fail line (set at two times the lower detection limit) for silver and 10 exceeded the fail line for gold assays. This represents a pass rate of greater than 99% for both silver and gold blank submissions. If two blanks failed in succession, all assay results for the batch were automatically reviewed and re-analyzed if deemed necessary. Blank results from ALS Chemex are regarded as acceptable indicating no significant sample switching or contamination.

Duplicates

Duplicates were submitted to both the Minera Cuzcatlan laboratory (with channel samples) and the ALS Chemex laboratory (with drill core). The ALS Chemex laboratory also acts as the umpire laboratory, analyzing reject assays and check assays (pulps) from the Minera Cuzcatlan laboratory.

Minera Cuzcatlan inserts field duplicates with channel samples as part of its QAQC program. Preparation and laboratory duplicates are inserted by the laboratory, whereas reject assays and duplicate assays are inserted blind by the geology department. Check assays (both coarse rejects and pulps) from the Minera Cuzcatlan laboratory are sent to the certified laboratory of ALS Chemex to provide an external monitor of precision. Standards and blanks are also submitted with the check assays to ensure the accuracy of the ALS Chemex results.

In general, precision levels are reasonable with the majority of ARD values being greater than 80%. However, field duplicate results are poor for both silver and gold. The operation has tested numerous practices to improve the sampling procedure, such as including closer supervision of the sampling process, increasing the sampling mass and trying alternative sampling methods, with limited success. In addition, several adjustments have been made by the laboratory to improve the gold analytical techniques, with improvements seen over the years. Results from the umpire laboratory also indicate reasonable precision levels suggesting the issue with the field duplicates is not a Minera Cuzcatalan laboratory issue. The poor precision levels for the field duplicates have been attributed to the heterogeneous nature of the mineralization with the presence of a moderate to high nugget effect. It is worth noting that the results observed for the precision levels for the channel samples is similar to that of the drill core, suggesting that sampling error is not the problem.

Minera Cuzcatlan has primarily relied on the insertion of field duplicates, reject assays (coarse rejects) and duplicate assays (pulps) to assess the precision of drill core results from the ALS Chemex laboratory. The operation also monitors the results of the in-house preparation and laboratory duplicates inserted by ALS Chemex. Minera Cuzcutlan also regularly sends check assays (both coarse rejects and pulps) to the umpire laboratory of SGS Mineral Services in Oaxaca to provide an external monitor of precision. Standards and blanks are also submitted with the check assays to ensure the accuracy of the SGS laboratory.

Precision results for exploration core samples evaluated by ALS Chemex demonstrate the highly variable nature of the mineralization, with poor precision results for the field duplicates, reject assays and duplicate assays. However, it was discovered during an audit of the results that the exploration team had been tending to insert low grade samples (<60 g/t Ag) and that this has had a detrimental effect on the results. When higher grade values were assessed, the precision levels improved and were seen to be acceptable, which is reflected in the superior results observed for the samples assayed with a gravimetric finish.

Precision levels of field duplicates for infill and exploration drill core samples submitted to ALS Chemex are poor. The results are indicative of the highly variable, ‘nuggety’ nature of the mineralization that reduces precision levels. The operation is attempting to assess and remove the nugget effect by crushing and splitting the core to obtain a ‘field split’ prior to submission to ALS Chemex rather than using the other half of the core. Minera Cuzcatlan continues to monitor and attempt to improve the precision of the sampled drill core, however the results indicate the difficulty the variable grades present for grade estimation, particularly for gold.

Data Verification

Minera Cuzcatlan staff follow a stringent set of procedures for data storage and validation, performing verification of data on a monthly basis. The operation employs a database manager who is responsible for overseeing data entry, verification and database maintenance.

Both databases were reviewed and validated by Mr. Eric Chapman, P. Geo. The data verification procedure involved the following:

•	Inspection of selected drill core to assess the nature of the mineralization and to confirm geological descriptions;

•	Inspection of geology and mineralization in the underground workings of the Trinidad and Bonanza veins;

•	Verification that collar coordinates coincide with underground workings or the topographic surface;

•	Verification that downhole survey bearing and inclination values display consistency;

•	Evaluation of minimum and maximum grade values;

•	Investigation of minimum and maximum sample lengths;

•	Randomly selecting assay data from the databases and comparing the stored grades to the original assay certificates;

•	Assessing for inconsistencies in spelling or coding (typographic and case sensitivity errors);

•	Ensuring full data entry and that a specific data type (collar, survey, lithology, and assay) is not missing; and

•	Assessing for sample gaps or overlaps.

Based on the data verification detailed above, Fortuna’s Vice President of Technical Services, Mr. Eric Chapman, P. Geo., considers the Minera Cuzcatlan data to be suitable for the estimation of classified Mineral Resources and Mineral Reserves.

Mineral Processing and Metallurgical Testing

Initial metallurgical test work to assess the optimum processing methodology for treating ore from the Trinidad deposit was conducted in 2009 and reported in the Pre-Feasibility Study. The metallurgical study was conducted on ten composite samples representing a variety of potential ore types. The following provides a summary of the metallurgical work conducted and includes comments regarding the most recent studies and findings from the processing plant. The test work included the following:

•	Whole rock analysis – demonstrated that (SiO2) quartz is the main gangue mineral and that the samples are amenable to gold and silver recoveries by the flotation process;

•	Bond ball mill work index – indicates that the average bond work index (“BWI”) is lower than the plant design and should result in less power being required than was predicted, and that there are some cases where BWI is equal to the design so that the plant is prepared to treat all material without any losses in the process;

•	Grind calibration;

•	Rougher flotation test work with three stages of cleaning;

•	Locked cycle flotation test work – produced average recovery results of 90.6% gold and 91.9% silver, allowing the technical department to predict estimated recoveries of 89% for both elements of the LOM plan; and

•	Rougher kinetics flotation.

A further difference between the plant design and functionality has been in the amount of flocculent required for the thickening and filtering process of the tailings and concentrate. The Pre-Feasibility Study had recommended the usage of 40 g/t to 60 g/t of the reagent HychemAF304 for thickening of tailings to achieve solid content of 47% to 51%. Minera Cuzcatlan has performed the thickening of tailings using the reagent Magnafloc 336 at the lower concentrations of 15 g/t to 25 g/t and producing tailings with approximately 55% solid content.

The reagent HychemAF304 (recommended at 25 g/t to 40 g/t concentrations) was also replaced with Magnafloc 336 (5 g/t to 10 g/t concentrations) for thickening the concentrate with no detrimental effect to the solid content percentage. In this way, the plant has made significant cost savings by reducing the quantity of flocculants used in the plant.

For additional information, see “Technical Information – San Jose Mine – Processing and Recovery Methods”.

Mineral Resources and Mineral Reserves

Mineral Resource and Mineral Reserve estimates for the San Jose Mine are reported as of December 31, 2015 in the following tables:

San Jose Mineral Reserves as of December 31, 2015

				Contained Metal
Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Ag (Moz)	Au (koz)
Proven	282	237	1.84	2.1	16.7
Probable	3,498	232	1.72	26.0	193.3
Proven + Probable	3,780	232	1.73	28.2	209.9

Notes:

•	There are no known legal, political, environmental or other risks that could materially affect the estimate of the Mineral Reserves at the San Jose Mine.
•	Mineral Reserves are estimated as of June 30, 2015 and reported as of December 31, 2015, taking into account production related depletion for the period through December 31, 2015.
•	Mineral Reserves are estimated using break-even cut-off grades based on assumed metal prices of US$19.00/oz Ag and US$1,140.00/oz Au, estimated metallurgical recovery rates of 89% for Ag and 89% for Au and projected operating costs.
•	Mining, processing and administrative costs were estimated based on first half of 2015 actual costs.
•	Totals may not add due to rounding.

San Jose Mineral Resources as of December 31, 2015

				Contained Metal
Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Ag (Moz)	Au (koz)
Measured	64	89	0.71	0.2	1.5
Indicated	780	84	0.72	2.1	18.1
Measured + Indicated	844	84	0.72	2.3	19.6
Inferred	6,561	261	1.61	55.0	339.9

Notes:

•	Mineral Resources are exclusive of Mineral Reserves.
•	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
•	There are no known legal, political, environmental or other risks that could materially affect the potential development of the Mineral Resources.
•	Mineral Resources are estimated as of June 30, 2015 and reported as of December 31, 2015, taking into account production related depletion for the period through December 31, 2015.
•	Mineral Resources are estimated at a silver equivalent (“Ag Eq”) cut-off grade of 100 g/t, with Ag Eq in g/t = Ag (g/t) + Au (g/t) x ((US$1,140/US$19) x (89/89)).
•	Mining, processing and administrative costs were estimated based on first half of 2015 actual costs.
•	Totals may not add due to rounding.

Mineral Resource estimation involved the usage of drill hole and channel samples in conjunction with underground mapping to construct three-dimensional wireframes to define individual vein structures. Samples were selected inside these wireframes, coded, composited and top cuts were applied, if applicable. Boundaries were treated as hard, with statistical and geostatistical analysis conducted on composites identified in individual veins. Silver and gold grades were estimated into a geological block model consisting of 4 m x 4 m x 4 m selective mining units (“SMUs”) representing each vein. Primary veins including Bonanza, Trinidad, Fortuna and the Stockwork Zone, were estimated by Sequential Gaussian Simulation. Secondary veins were estimated by inverse power of distance. Estimated grades were validated globally, locally, visually and through production reconciliation prior to tabulation of the Mineral Resources.

The Mineral Reserve estimation procedure for the San Jose Mine is defined as follows:

•	Review of Mineral Resources in longitudinal sections and grade tonnage curves;

•	Evaluate location and dimensions of potential bridges and pillars based on mining methodology;

•	Identification of accessible Mineral Resources using current mining practices and based on the mine architecture;

•	Removal of inaccessible areas and material identified as pillars or bridges;

•	Removal of Inferred Mineral Resources;

•	Dilution of tonnes and grades based on factors estimated by the San Jose Mine planning department and determined from the six to twelve months of production preceding the Mineral Reserve estimation;

•	After obtaining the resources with diluted tonnages and grades, the value per tonne of each SMU is determined based on metal prices and metallurgical recoveries for each metal;

•	A breakeven cut-off grade is determined based on operational costs of production, processing, administration, commercial and general administrative costs (total operating cost in US$/t) and converted into a silver equivalent grade. If the silver equivalent grade of a SMU is higher than the breakeven cut-off grade, the SMU is considered as part of the Mineral Reserve; otherwise, the SMU is regarded as part of the Mineral Resource;

•	Depletion of Mineral Reserves and Mineral Resources exclusive of reserves relating to operational extraction between July 1 and December 31, 2015; and

•	Reconciliation of the reserve block model against mine production between July 1 and December 31, 2015 to confirm estimation parameters.

Mining Operations

The method chosen for underground mining at the San Jose Mine is overhand cut-and-fill which removes ore in horizontal slices starting from the bottom undercut and advancing upwards. When ore widths are greater than 8 m, a combination of overhand cut-and-fill and room-and-pillars has been selected as the best method for the conditions encountered. Mechanized mining is regarded as the only methodology suitable in all veins based on the geological structure and geotechnical studies, and utilizes a jumbo drill rig to drill blast holes, scoop trams for loading and trucks for ore haulage. Rock support is provided through rock bolts and shotcrete.

A break-even cut-off grade for the deposit was determined as 137 g/t Ag Eq based on existing operating costs (including exploitation and treatment costs, general expenses and administrative and commercialization costs), projected metal prices (gold at US$1,140/oz and silver at US$19/oz) and metallurgical recoveries (gold and silver recovery at 89%) and expected commercial terms. For the Taviche Oeste concession, an extra royalty was applied resulting in a cut-off grade of 140 g/t Ag Eq.

Applying the above cut-off grades, Datamine’s Minable Shape Optimizer (“MSO”) was used to develop indicative mineable envelopes to identify economically viable areas amenable to the proposed mining method. MSO utilizes key inputs to generate stope shape whereby the mined metal in relation to tonnage is optimized. The optimization is driven by the cut-off grade, mining extents, minimum and maximum stope widths, level spacing and minimum and maximum dip angles.

The stope design is optimized through the generation of minable areas, based on the following inputs:

(a)	Height of the operational slice; 6 m high has been considered for the optimization;

(b)	Width of the operational slice; a minimal operational width of 4 m was applied;

(c)	A breakeven cut-off equivalent to US$67.10/t;

(d)	Dip and strike of the vein; and

(e)	The resource block model.

MSO outputs were imported into Datamine’s 5D planner to evaluate and remove extraneous satellite stopes that are not conducive to practical and/or economic extraction. A mineable tonnage at a specific cut-off grade and three-dimensional wireframe are obtained which represent the mineable Mineral Reserves to be extracted. The result is used as an input for production and related development infrastructure planning and sequencing.

Processing and Recovery Operations

Expansion of the concentrate plant was successfully completed in June of 2016, taking the ore throughput capacity from 2,000 dry tpd to 3,000 dry tpd. The principal stages are as follows:

i	Crushing - Ore extracted from the mine is reduced in size to be fed to the mill. The ore is fed from the bottom of the hopper via a plate feeder into a jaw crusher that crushes the ore prior to it being transported via conveyors to the primary screen deck. Ore is continually crushed until it is fine ore capable of passing through 12.7 mm mesh, and is then sent to fine ore storage where it is stockpiled before being fed into the milling circuit.

ii	Milling – The fine ore is sent to ball mills used to further reduce the ore size. The ore is then classified using hydro-cyclones, generating fine ore and course ore. Coarse ore is recycled back into the mills for further grinding until it is finely ground.

iii	Flotation – Fine ore is put through two floatation stages which generate primary concentrate. Primary concentrate is cleaned in several stages to remove impurities before passing to the thickening stage.

iv	Thickening, filtering and shipping – Cleaned concentrate is sent to a thickening tank where particles are agglomerated and sediment is generated. The thickened solid is then pumped into a two-press type pressure filter where part of the water is eliminated and re-circulated into the process. The remaining concentrate cake is discharged into the concentrate storage for transportation. The underflow of the final bank of the second flotation (exhaustion) is sent to a thickening tank where a solid-liquid separation is performed through the application of a flocculating reagent that agglomerates fine particles into sediment. The pulp is pumped to a three press-type pressure filter where most of the water is eliminated and re-circulated back into the process. The remaining tailings cake is discharged to the tailings stock for transportation to the dry stack disposal area.

Project Infrastructure

The operation has a relatively small surface infrastructure consisting primarily of the concentration plant, electrical power station, water storage facilities, filtered dry stack tailings facility, stockpiles and workshop facilities, all connected by unsealed roads. Additional structures located at the property include offices, a dining hall, a laboratory and core logging and core storage warehouses. The tailings storage facility is located approximately 1,500 m to the southwest of the concentration plant.

Experienced underground miners live in the nearby towns of Ocotlan and Oaxaca, in addition to other local towns in the district, and are transported to the property by bus. Water for the process plant and mining operations is sourced from the tailings storage facility and, since 2010, from a waste water treatment plant operated by Minera Cuzcatlan, located in the town of Ocotlan de Morelos.

Minera Cuzcatlan is in compliance with environmental regulations and standards set in Mexican law, and has complied with all laws, regulations, norms and standards at every stage of operation of the mine. Minera Cuzcatlan has an environmental commitment related to the remediation of the current mining facilities located on the Progreso and Reduccion Taviche Oeste concessions. Minera Cuzcatlan is obligated to set aside US$6.7 million over a 10-year period to cover remediation and closure requirements. These programs are ongoing with funds assigned to various projects on an annual basis. To the extent known, all permits that are required by Mexican law for the mining operation have been obtained.

Minera Cuzcatlan’s Community Relations department promotes the sustainable development of the San Jose Mine’s neighboring communities. From 2011 to 2015, Minera Cuzcatlan has signed an economic agreement with the community of San Jose del Progreso in which US$3.8 million has been invested in sustainable development, health and nutrition, education, culture, communication and dialogue.

Capital and Operating Costs

Minera Cuzcatlan capital and operating cost estimates for 2016 for the San Jose Mine were based on predictions of costs for 2016 and the long term. Capital costs include all investments in mine development, equipment and infrastructure necessary to upgrade the mine facilities and sustain the continuity of the operation. Projected capital costs for 2016, as set out in the San Jose Technical Report, are summarized in the table below.

As disclosed in the San Jose Technical Report, a total of US$37.40 million was estimated for 2016 in order to improve the mine facilities and sustain the operation. The capital costs beyond 2016 are expected to decrease significantly to ranges between US$5 million and US$10 million annually. The capital costs are split into three areas: 1) mine development, 2) equipment and infrastructure, and (3) principal projects, as set out in the following table:

San Jose Summary of Projected Major Capital Costs for 2016

Capital Item	Cost (MUS$)*
Development	5.30
Mine Geology	2.30
Mine Development	7.60

Mine	2.33
Plant	0.49
Maintenance & Energy	0.01
Safety	0.01
Planning and Geology	0.16
Laboratory	0.18
Other Investment	0.28
Equipment and Infrastructure	3.45

Plant Expansion	21.86
Tailing Filtration Plant	0.30
Paste Fill Plant	0.70
Dry Tailing Deposit	3.50
Principal Projects	26.36

Total Capital Expenditure	37.40

*Numbers may not total due to rounding

Operating costs include the site costs and other operating expenses for the operation. The site costs relate to activities that are performed on the property including mine, plant, general services and administrative service costs. The other operating expenses include costs associated with distribution, general and administrative services and community support activities. As disclosed in the San Jose Technical Report, projected operating costs for 2016 are set out in the following table:

San Jose Summary of Projected Major Operating Costs for 2016

Operating Item	Cost US$/t
Mine	31.14
Plant	14.38
General Services	4.85
Administration Mine	1.84
Site Costs	52.22

Concentrate Transportation	4.24
Sales and Administration Expenses	5.74
Community Support Activities	0.97
Other Operating Expenses	10.94

Total Site Cost & Operating Expenses	63.16

Based on a mineable Proven and Probable Mineral Reserve of 3.78 million tonnes, a project life of over four years is projected. The estimates of metal production, capital costs and operating costs are combined into the discounted cash flow evaluation. The economic evaluation is treated on a project basis using a silver price of US$19 per troy ounce and a gold price of US$1,140 per troy ounce. Income taxes have been accounted for in the cash flow analysis.

The start date for the economic analysis was January 1, 2016. The financial results are presented based on future metal production, operating expenses and capital expenditure to completion basis from this date. This represents the total project costs without the production and expenditures to that date. The economic analysis is based on an annual production plan for the life of mine (“LOM”) and associated operating and capital costs. The results of the cash flow evaluation are summarized in the following table:

San Jose Economic Evaluation Summary

Item	Value
Payable Silver	24.0 Moz
Payable Gold	181.0 koz
Undiscounted Free Cash Flow (After-tax)	US$181 M
Pre-tax Net Present Value at 5%	US$291 M
After-tax Net Present Value at 5%	US$180 M
Pre-tax Internal Rate of Return*	N/A
After-tax Internal Rate of Return*	N/A

* Internal Rate of Return cannot be estimated since all cash flows from the evaluation day onwards are positive

It should be noted that the economic analysis is performed utilizing only Measured and Indicated Mineral Resources, which have been converted to Proven and Probable Mineral Reserves; however, Inferred Mineral Resources which are not included in the cash flow estimate, can potentially have a positive impact on the project economics and the LOM.

Exploration, Development, and Production

Since September 2011, Minera Cuzcatlan has successfully managed the operation of the San Jose Mine, processing over 2.7 Mt of ore from its underground mining operation and producing 16.8 Moz of silver and 132 koz of gold. During this period considerable investment was made to expand the processing plant and increase the capacity of the tailings dam.

Minera Cuzcatlan continues developing sustainable annual programs for the benefit of local communities, including educational, nutritional and economic programs. The above mentioned social and environmental responsibilities support a good relationship between the company and local communities. This will aid the development and continuity of the mining operation and improve the standard of living and economies of local communities.

Short-term mine plans must be developed in accordance with long-term plans to ensure the mine’s production results are consistent with its budget. As disclosed in the San Jose Technical Report, recommended work programs for 2016 included:

1)	Plant expansion. This project involved the expansion of the production plant, consisting of equipment and construction to increase production to 3,000 tpd. The estimated cost of this project was US$21.86 million.

2)	Mine Development Program. This activity was designed to prepare the high-grade mineralized Stockwork Zone at the 1,100 level in order to sustain production in 2016. Additionally, the development will aim to reach the 1,100 and 1,000 level to complete the access and to commence the required infrastructure in the Trinidad North discovery area at the 1,100 level.

3)	Tailings handling facility. This project was divided into three areas: (i) the paste fill plant, (ii) the tailing filtration plant and (iii) the dry tailing deposit. The purpose of the paste fill plant is to re-utilize part of the tailings (comprising 30% of the fill) in order to backfill the mine. The tailing filtration plant will mainly serve two purposes: (i) to help recover approximately 86% of the water from the tailings to be re-used in the plants flotation cycle and (ii) to create a better quality of dry tailings which will have a lesser impact on the environment. The dry tailings deposit will consist of platforms at different levels, for the stacking, laying and compaction of dry tailings. The project was budgeted to cost US$4.5 million.

4)	Delineation (infill) drilling. In 2016, Minera Cuzcatlan planned to continue the delineation drilling from underground mainly in the Trinidad North area. The goal of the program was to convert a total of 1.6 Mt of Inferred Mineral Resource to the category of Indicated Mineral Resource, representing an estimated 21 Moz Ag Eq. To achieve this, 64 drill holes totaling 11,000 m were planned at a budgeted cost of US$1.7 million.

5)	Brownfields exploration. Fortuna assigned US$8.2 million in 2016 for brownfields exploration of the San Jose district. This was planned to include 22,000 m of diamond drilling and the development of a 1,500 m underground exploration drift that will allow better access to explore the northern extension of the Trinidad North vein system.

Lindero Project, Argentina

Property Description, Location and Access

The Lindero Project is in the Argentine puna, a cool, arid zone with a minimum elevation of approximately 3,500 to 4,000 m. The climate is generally dry and windy; it can be cold and snowy during storms.

The Lindero Project is located 260 km due west of Salta, Argentina, the main service center of the region, at latitude 25° 05’ south and longitude 67° 47’ west. Drive time from Salta to the Project is approximately 7 to 7.5 hours, over a road distance of 420 km. The nearest town to the Lindero Project is Tolar Grande (population 250) located 75 km to the northeast.

Access to the Lindero Project is via National Route 51, which passes through the towns of San Antonio de Los Cobres and Olacapato; and Provincial Route 27, via Pocitos and Tolar Grande.

The Lindero Project contains two known porphyry gold-copper deposits. The Lindero Deposit is the focus of the Feasibility Study and the Lindero Technical Report; whereas the Arizaro Deposit, located 3.2 km southeast of the Lindero Deposit, is described only in terms of exploration conducted to date.

The mineral tenement holdings cover 3,500 ha, and comprise 35 pertenencias, each of 100 ha, which are constrained by Gauss Kruger Posgar co-ordinates generated by survey. Tenure is held in the name of Mansfield Minera S.A. (“Mansfield”), an indirectly wholly-owned subsidiary of the Company. There is no expiry date on the pertenencias, providing Mansfield meets expenditure and environmental requirements, and pays the appropriate annual mining fees.

A 3 % provincial royalty “boca mina” is payable on revenue after deduction of direct processing, commercial, general and administrative costs. There are no royalties payable to any other third party.

Surface rights are owned by the provincial state (Propiedad Fiscal) of Salta. There are no reservations, restrictions, rights-of-way or easements on the Lindero Project to any third-party. Mansfield holds a registered camp concession, and a granted and surveyed access right-of-way. Water permits and rights of access to the Lindero Project are guaranteed through water and access licenses granted by the Mining Court of Salta.

Surface rights for construction of a mining operation and plant have not been granted from the Provincial authorities. Development of such infrastructure will require additional negotiation and potentially, supporting studies. Mansfield does not foresee any issues with obtaining the necessary permits for construction.

History

Gold–copper mineralization associated with potassic alteration was first discovered at the Lindero Project by Goldrock geologists in November 1999, and led to claim staking.

The area was explored using reconnaissance and detailed geological mapping, soil geochemistry (talus fines), trench sampling and mapping during 2000 and early 2001. As a result of this work, mineralization at what is now the Lindero Deposit was identified in September 2000.

From April 2002 to March 2003, Rio Tinto had an option on the property with Goldrock, during which time additional exploration including drilling and metallurgical testwork was conducted. An inhouse preliminary Mineral Resource estimate for the Lindero Deposit was performed. As the tonnage and grade estimate did not meet Rio Tinto’s corporate targets, the option was not exercised.

Goldrock resumed as project operator, and between 2005 and 2013 completed additional exploration and drilling. Based on this, a Pre-Feasibility Study for the Lindero Deposit was completed by AMEC in 2010, assuming a production throughput of 30,000 tonnes of ore per day (AMEC Americas Ltd., 2010a; 2010b). In 2012, Goldrock commissioned Kappes, Cassiday & Associates (KCA) to complete a Feasibility Study using a reduced throughput of 18,750 tpd.

In 2015, Goldrock commissioned KCA to work with local engineering firms in advancing the engineering design for the Project to a basic engineering level, and update the 2013 Feasibility Study. A new Feasibility Study incorporating these design changes, additional metallurgical testwork, and updated costs and gold price assumptions was filed by KCA in 2016 (KCA, 2016a).

In July 2016, the Company completed the acquisition of all issued and outstanding shares of Goldrock, making Mansfield a wholly-owned subsidiary of Fortuna. Upon completion of the transaction, Fortuna continued to advance the optimization of the 2016 Feasibility Study through additional drilling as well as conducting tradeoff metallurgical tests and detailed engineering revisions with the objective of reaching a construction decision for the Lindero Project.

Geology and Mineralization

In the Central Andes, the altiplano or puna is a high plateau of more subdued relief between the Eastern Cordillera, a rugged region usually rising to between 3 km and 4.5 km, and the Western Cordillera, which is a high spine of mountains that may reach as much as 5 km in height. The Arizaro Volcanic Complex consists of two superimposed concentric volcanic centers, the Arizaro and the Lindero cones, located in the Archibarca volcanic arc at the southern margin of the Salar de Arizaro basin. Basement rocks crop out to the north of the Lindero Deposit, and consist of coarse-grained Ordovician granites uncomformably overlain by Early Tertiary red bed sandstones. The Lindero–Arizaro complex, a series of diorite to monzonite porphyritic stocks, intrudes these units.

Mineralized zones at the Lindero Deposit form a semi-circular shape about 600 m in diameter which extends to a depth of 600 m, consisting of four different zones at the surface. The distribution of gold–copper mineralization at Lindero shows a strong relationship to lithology, stockwork veinlets, and alteration assemblages. Gold values average 0.70 g/t Au and copper values are typically about 0.11 % Cu. Higher grades of gold–copper (approximately 1 g/t Au and 0.1 % Cu) are commonly associated with sigmoidal quartz, quartz–magnetite–sulfide, biotite-magnetite–chalcopyrite, magnetite–chalcopyrite and quartz–limonite–hematite stockworks that are strongly associated with K-feldspar alteration. This association is very common in the east zone of the deposit, where the highest gold grades occur. At other locations where one or more stockwork types are missing or the intensity of fracturing is lower, mineralization tends to be weaker and the grades of gold tends to be lower (approximately 0.4 g/t Au).

Gold mineralization at the Lindero Project is characterized by native, free-milling gold associated with chalcopyrite and/or magnetite grains with rare interstitial quartz.

The weathered oxidation zone at the Lindero Project is generally poorly developed and averages 44 m in thickness.

The Arizaro volcanic center is characterized by fine- to medium-grained hornblende diorite to monzonite porphyritic stocks. The Arizaro Deposit is dominated by a main, moderately to strongly mineralized intrusive unit that crops out in the central part of the prospect area. It consists of fine hornblende porphyritic diorite intruded by several stocks, dikes, igneous-cemented breccias and hydrothermal breccias. Smaller stocks are exposed in a few areas. Dikes of andesitic and dacitic composition are generally distributed radially to the main intrusive unit.

Several alteration assemblages are noted in the Arizaro Deposit area. Alteration patterns are semi-concentric and asymmetric, with a core of moderate to strong potassic alteration including zones of K-feldspar-rich magnetite–silica alteration. An incomplete rim of chloritic alteration is developed outboard of the potassic alteration. In the southeast part of the deposit, intermediate argillic alteration has formed and overprints potassic alteration. Sericitic and very weak argillic alteration (hydrolytic alteration) has developed in the volcanic tuffs. To the south and west of the deposit, chloritic alteration passes directly to propylitic alteration. An actinolite–magnetite alteration assemblage forms in the eastern part of the deposit area.

Arizaro gold–copper mineralization is hosted in one body which has a semi-oval shape at the surface. In the center there is a high-grade body with a semi-ellipsoidal form, extending north-south for 480 m and about 50 m wide. The Arizaro Deposit has mineralization styles with copper–gold grades that are strongly correlated with different alteration assemblages. Mineralization is mainly associated with potassic alteration. This occurs generally in multi-directional veins, vein stockworks and disseminations. In some areas, the vein density is high, forming vein stockworks in the intrusive rocks. These vein stockworks are limited to magnetite–biotite veinlets, quartz–magnetite–chalcopyrite veinlets, late magnetite breccias and in late-stage mineralization events, anhydrite–sulfide veinlets. Chalcopyrite and bornite are the main copper minerals. Coarse gold was observed and confirmed with X-ray diffraction analysis in the University of Neuquen, Argentina, laboratory.

Lindero and Arizaro are examples of gold-rich porphyry copper deposits as described by Sillitoe (2000). More specifically, they show affinities with the porphyry gold deposit model (Rytuba and Cox, 1991; also termed dioritic porphyry gold deposits by Seedorff et al., 2005). These are exemplified by the Refugio, Cerro Casale, Marte, and Lobo gold deposits of the Miocene-age Maricunga belt, Chile, approximately 200 km south of Lindero. Vila and Sillitoe (1991) and Muntean and Einaudi (2000, 2001) described those deposits in detail.

The deposits of the Project area are considered to be examples of porphyry-style deposits, in particular gold-rich porphyries based on the following:

•	High level (epizonal) stock emplacement levels in magmatic arc

•	High-level stocks and related dikes intrude their coeval and cogenetic volcanic piles. Intrusions range from fine through coarse-grained, equigranular to coarsely porphyritic

•	Mineralization in or adjoining porphyritic intrusions of quartz diorite/monzonite composition

•	Mineralization is spatially, temporally, and genetically associated with hydrothermal alteration of the intrusive bodies and host rocks

•	Gold–copper mineralization formed during intrusion of multiple phases of similar composition intrusive rocks

•	Large zones of quartz veining, stockwork mineralization, and disseminated pyrite

•	Tenor of gold and copper grades, i.e., large tonnage but low grade

At the Lindero Deposit, native gold and electrum are finely disseminated in subparallel to stockwork quartz + sulfide ± magnetite ± anhydrite veins and in some cases in matrices of hydrothermal breccias. Magnetite is common to abundant in mineralized zones. These mineralized stockworks and potassic alteration are interpreted to have formed as the result of degassing of the early intrusive bodies. Fluid pressures during degassing triggered fracturing of the intrusions and wall rock, allowing gold-rich fluids to circulate and precipitate, forming a gold–copper orebody. Later intrusions resulted in weak to moderate gold–copper mineralization forming mostly along and immediately fringing these intrusive contacts. Finally, post mineralized intrusives were overprinted onto the north and west of the deposit.

Understanding of the geological setting and model concept of the Lindero and Arizaro is adequate to provide guidance for exploration and development of the deposits.

Exploration, Drilling and Sampling

The Lindero Deposit was discovered in late 2000. Several exploration programs have been conducted by Rio Tinto, Goldrock and the Company on the Lindero Project:

•	Goldrock campaign: August 2000 to October 2001, which included geologic mapping, soil sampling, and trench sampling

•	Rio Tinto Campaign: May 2002 to February 2003, which included road sampling, geophysics (43 km of ground magnetics and 11 km of induced polarization (IP)), and drilling (10 holes for a total of 3,279 m)

•	Goldrock campaign: October 2005 to January 2008, which included geologic mapping and modeling, trenching, and a significant drilling program (106 holes for a total of 30,024 m)

•	Goldrock campaign: September 2008 and August 2010 to November 2010, which consisted of additional drilling (23 holes) for the Pre-Feasibility Study

•	The Company’s campaign: September 2016 to December 2016 consisting of 8 holes for metallurgical samples, 2 holes for geologic interpretation and 2 twin holes

Drilling completed at the Lindero Project comprises 151 diamond drill holes totaling 42,598 m at the Lindero Deposit, as well as 29 diamond drill holes totaling 8,855 m at the Arizaro Deposit. Mineral Resources are only estimated at the Lindero Deposit. Ground conditions were good, and core recovery was generally above 90%. Drill hole collars were marked with PVC pipes introduced in the hole at surface and then cemented. All holes drilled since 2005 as well as the 10 holes drilled during the 2002 campaign were surveyed by Servicios Topograficos with a differential GPS. Coordinates are projected on the WGS 84 Datum ellipsoid and calibrated according to the position of Geodetic point IGM N° PR-02-015, located a few kilometers from the Project. The results are available in geographic co-ordinates and in metric co-ordinates (UTM and Gauss Kruger), using the WGS 84 datum.

During Rio Tinto’s exploration drilling campaign in 2002, undertaken by Connors Drilling, no downhole surveys were completed despite the fact that many of the holes extended beyond 300 m in depth. Holes drilled during the first Goldrock campaign were not originally downhole surveyed either. In June 2006 GEC-Geophysical Exploration & Consulting S.A. (GEC) was contracted by Goldrock to perform borehole surveying services with a Reflex Maxibor II System 3™ Probe (Maxibor™), which is not affected by magnetism. In 2008, Goldrock detected that the Maxibor™ surveys showed an unacceptably large deviation in the drill holes and a decision was made to re-survey all holes that showed a deviation of more than 5%. Comprobe Chile Ltd. (Comprobe) was contracted to re-survey the holes considered by Goldrock as having incorrect downhole deviations. A surface-recording gyroscopic instrument was used, and orientation and dip parameters were recorded every 10 m. For the 2016 drilling campaign, Fortuna retained the services of Construccion & Mineria S.A., based out of Mendoza, Argentina, to complete downhole surveys for each hole upon completion. Downhole surveys were conducted using Reflex™ gyroscopic equipment with readings taken at 5-m intervals.

All core was logged for geology and geotechnical characteristics. All logging was digital, and was incorporated daily into the Maxwell DataShed™ database system. Data were recorded initially with Excel™ templates, and later with Maxwell LogChief™ application using essentially the same structure. Separate pages were designed to capture metadata, lithology, alteration, veins, sulfide–oxide zones, sulfide–oxide surfaces, minerals (sulfides, oxides, and limonite), sulfates, structures (contacts, fractures, veins, and faults with attitudes to core axis), magnetic susceptibility, and special data (samples collected for geochemistry, thin section examinations, the core library, skeleton core, etc.). Intensity of alteration phases was recorded using a numeric 1 to 4 scale (weak, moderate, strong, complete); abundance of veins and most other minerals were estimated in volume percent.

The Lindero Deposit is a gold-rich porphyry with low-grade mineralization permeating throughout the deposit, making the calculation of true thickness impossible as no definitive across strike direction exists. The mineralization appears to be annular in shape at surface due to the intrusion of barren to low-grade intrusive rocks into the core of the system, but this circular shape is not representative of true thickness.

Core samples are marked and collected on 2 m intervals that honor lithological boundaries. Samples weigh between 4 and 8 kg depending on core diameter and recovery. Channel samples were collected using a rock saw to cut a 2 x 3 cm channel in exposed bedrock in trenches and road cuts. The material was removed from the channel with a chisel. Sample preparation for most samples consisted of crushing to 70 % passing 10 mesh and pulverization to 95 % passing 150 mesh. Density samples are routinely collected by Mansfield from drill core on approximate 10-m intervals. Samples consist of pieces of core approximately 7 cm in length and weighing between 93 g and 408 g.

All samples collected by Mansfield were assayed for gold using a 30 g fire assay–atomic absorption (FA-AA) finish and a second aliquot was selected for copper analysis using aqua regia digestion and AA analyses. For the drill samples only, a full suite of trace elements was analyzed using an aqua regia digestion followed by inductively-coupled plasma (ICP) analysis. Assay results and certificates were reported electronically by e-mail.

Fortuna samples were sent to the ALS Global sample preparation facility in Mendoza, Argentina. Following drying at 55°C, the samples were weighed and the entire sample crushed using a two-stage method, first with a jaw crusher to 1 cm, and then by cone crusher to 70 % passing 10 mesh. The entire crushed sample was then pulverized to a minimum of 95 % passing 80 mesh. Pulverized samples were then split using a riffle splitter to generate a 300 g subsample that was pulverized to 95 % passing 150 mesh. This subsample was then split again using a riffle splitter to generate three 100 g samples.

All samples were sent to accredited laboratories independent of Mansfield, Rio Tinto, and Fortuna.

Implementation of a quality assurance/quality control (“QAQC”) program is current industry best practice and involves establishing appropriate procedures and the routine insertion of standard reference material (SRMs), blanks, and duplicates to monitor the sampling, sample preparation and analytical process. The Company implemented a full QAQC program to monitor the sampling, sample preparation and analytical process for the 2016 drilling campaign in accordance with its companywide procedures. The program involved the routine insertion of SRMs, blanks, and duplicates. Evaluation of the QAQC data indicate that the data are sufficiently accurate and precise to support Mineral Resource estimation.

Data Verification

In 2009 an independent audit of the information used for the estimation of Mineral Resources and Mineral Reserves at the time was conducted by AMEC, and summarized in the KCA (2016a) Technical Report. The work included independent audits of the database, collar and downhole surveys, drill logs, assays, bulk density measurements, core recovery, and QAQC results.

The 2009 audit concluded that the data verification programs undertaken on the data collected from the Lindero Deposit up to 2009 supported the geologic interpretations, and the analytical and database quality, and therefore the data could support Mineral Resource and Mineral Reserve estimation.

Fortuna reviewed the work performed by AMEC and concurs with their opinion. Fortuna has conducted additional audits and verification of historical information used in prior Mineral Resource and Mineral Reserve estimates as well as verifying new data generated during the 2016 drilling campaign to support assumptions for a construction decision and the Mineral Resource and Mineral Reserve estimates reported in Section 14 and Section 15 of the Lindero Technical Report. The verification process focused on the database; collars and downhole surveys; lithologic logs; assays; metallurgical results; and geotechnical parameters. The Company checked all collar and downhole survey information for each campaign against source documentation and completed a hand-held GPS survey of randomly selected drill hole collars. The results showed a good agreement with locations in the database. In August 2016, the Company initiated a comprehensive program of relogging to verify the original lithologic descriptions.

The Company contracted Call & Nicholas Inc. (CNI) to validate all geotechnical data, data collection methods, slope stability analysis methods, and slope angle recommendations presented previously by other consultants to determine feasibility-level slope angle recommendations for design of the planned Lindero final pit.

The Lindero Technical Report author is of the opinion that the data verification programs performed on the data collected from the Project are adequate to support the geological interpretations, the analytical and database quality, and Mineral Resource estimation at the Lindero Project.

Mineral Processing and Metallurgical Testing

The Lindero Project has an extensive body of metallurgical investigation comprising several phases of testwork as indicated in the KCA (2016a) Technical Report, and summarized in Section 13 of the Lindero Technical Report. In general, the testwork was done to industry standards. However, some leach conditions set for the testwork made interpretation difficult. Reinterpretation of the raw test data provided the basis for advancing the metallurgical knowledge base for Fortuna.

Since September 2016, the Company has performed complementary metallurgical testwork in the areas of comminution, heap permeability and cement agglomeration, gold extraction in column tests, and copper removal with sulfidization-acidification-recycle-thickening (SART) technology with the purpose of confirming and optimizing process design criteria.

Table 1.1 shows key gold extraction results for 10-m columns from laboratory testwork, carried out in the first semester of 2017, on material cured in a cyanide solution and agglomerated. A 4 % deduction (absolute) has been used in the design to allow for the differences between laboratory and expected operational results.

Table 1.1     Key gold extraction results for 10-m columns

		Met Type as	Gold Extraction
	Met Type	Percentage of	Laboratory	Field
Met Type	Description	Reserve	(%)	(%)
1	Fresh Intrusive	63	79.4	75.4
2	Oxide Porphyry	20	82.2	78.2
3	Fresh porphyry	9	82.5	78.5
4	Sediments	8	72.5	68.5
Weighted average			79.7	75.7

Optimization of the process design has confirmed the benefit of the use of a high-pressure-grinding-roll (HPGR), the inclusion of cyanide cure of ore, and copper removal/cyanide recovery with a SART plant. Results indicate that these components allow for improved gold leaching kinetics and effective extraction of copper from the pregnant solution.

Ore will be crushed at a nominal rate of 18,750 tpd using a three-stage crushing system including a HPGR in the tertiary stage. A final crush size of P80 6.0 mm is projected. The crushed product will be agglomerated and cured with a cyanide solution and then conveyed to the leach pad. A mobile conveying and stacking system will be used to stack ore in 10-m-high lifts. The life-of-mine (LOM) leach pad area is projected at 105 ha with a maximum height of 110 m. Leaching will be carried out in two stages with a first stage of 30 days and a second stage of 60 days.

The gold pregnant solution will be pumped at a rate of 400 m3/hr to a SART plant, where copper in solution will be precipitated to maintain copper levels below 400 ppm in the solution. The Project contemplates an expansion of the pregnant solution flow rate from 400 m3/hr to 600 m3/hr in year four with the objective of reducing gold ounce inventory in the heap at the end of mining.

Following the SART plant, the pregnant solution will go to an adsorption, desorption, recovery (ADR) plant and then to electrowinning and refining where gold will be poured in doré bars. LOM recovery is estimated at 75%.

It is the opinion of the Lindero Technical Report author that the Lindero samples tested represent the orebody with respect to grade and metallurgical response. The differences between metallurgical lithologies are minimal with regard to extraction. Cyanide consumptions are higher with the more oxidized Met 2 samples as would be expected. Minimal metallurgical differences were expected after review of the historical work.

Physical differences appear to have greater impact on the processing of the Lindero met types. Of significant importance is the ability of the agglomerated ore to support the planned heap height.

No significant deleterious materials such as mercury or clays were noted in the samples tested.

A high level of metallurgical and process risk mitigation is incorporated in the process design with HPGR crushing, agglomeration and the SART plant. With these installations any expected short-term variation in ore composition (i.e. elevated soluble copper content) or physical properties (i.e. elevated gypsum levels or increased ore hardness at depth) can be accommodated in the normal course of operations.

Mineral Resources and Mineral Reserves

Mineral Resource estimation of the Lindero Deposit involved the use of drill hole and channel sample data in conjunction with surface mapping to construct three-dimensional (3-D) wireframes to define individual lithologic structures and oxide–mixed–sulfide horizons. Drill hole samples were selected inside these wireframes, coded, composited and grade top cuts applied if applicable. Boundaries were treated as either soft, firm or hard with statistical and geostatistical analysis conducted on composites identified in individual lithologic units. Gold and copper grades were estimated into a geological block model consisting of 10 m x 10 m x 4 m selective mining units (SMUs). Grades were estimated using dynamic anisotropy by ordinary kriging (OK) and constrained within an ultimate pit shell based on estimated metal prices, costs, geotechnical constraints, and metallurgical recoveries to fulfill the expectation of reasonable prospects of eventual economic extraction. Estimated grades were validated globally, locally, and visually prior to tabulation of the Mineral Resources.

Mineral Reserves are exclusive of Mineral Resources and Mineral Reserve estimates have considered only Measured and Indicated Mineral Resources as only these categories can be considered Mineral Reserves (CIM, 2014). Subject to the application of modifying factors, Measured Resources may become Proven Reserves and Indicated Resources may become Probable Reserves.

Mineral Reserves and Mineral Resources exclusive of Mineral Reserves as of September 9, 2017 are reported in Table 1.2 and Table 1.3 respectively:

Table 1.2     Mineral Reserves as of September 9, 2017

				Contained Metal
Classification	Tonnes (000)	Au (g/t)	Cu (%)	Au (koz)
Proven	26,009	0.74	0.11	618
Probable	62,263	0.57	0.11	1,131
Proven + Probable	88,272	0.62	0.11	1,749

Table 1.3     Mineral Resources as of September 9, 2017

				Contained Metal
Classification	Tonnes (000)	Au (g/t)	Cu (%)	Au (koz)
Measured	610	0.24	0.06	5
Indicated	11,897	0.24	0.07	92
Measured + Indicated	12,507	0.24	0.07	97
Inferred	5,700	0.36	0.10	65

Notes:

•	Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves

•	Mineral Resources are exclusive of Mineral Reserves

•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

•	There are no known legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Resources or Mineral Reserves at Lindero

•	Mineral Resources and Mineral Reserves are estimated and reported as of September 9, 2017

•	Eric Chapman, P.Geo. (APEGBC #36328) is the Qualified Person for resources and Edwin Gutierrez (SME Registered Member #4119110RM) is the Qualified Person for reserves, both being current or former employees of Fortuna Silver Mines Inc.

•	Mineral Reserves for Lindero are reported based on open pit mining within designed pit shells based on variable gold cut-off grades and gold recoveries by metallurgical type. Met type 1 cut-off 0.27 g/t Au, recovery 75.4%; Met type 2 cut-off 0.26 g/t Au, recovery 78.2%; Met type 3 cut-off 0.26 g/t Au, recovery 78.5%; and Met type 4 cut-off 0.30 g/t Au, recovery 68.5%. The cut-off grades and pit designs are considered appropriate for long-term gold prices of US$ 1,250/oz. Assumptions used in the pit design are the same as those for the resources

•	Lindero Mineral Resources are reported within a conceptual pit shell above a 0.2 g/t Au cut-off grade using a long-term gold price of US$ 1,250/oz, mining costs at US$ 1.67 per tonne of material, with total processing and process G&A costs of $7.84 per tonne of mineralized material and an average process recovery of 75%. The refinery costs net of pay factor were estimated to be US$ 6.90 per ounce gold. Slope angles are based on 3 sectors (39°, 42°, and 47°) consistent with geotechnical consultant recommendations

•	Totals may not add due to rounding

Mineral Reserves are estimated at 88.3 Mt as of September 9, 2017 which is sufficient for a thirteen-year LOM considering 350 days in the year for production and a capacity rate of 18,750 tpd. Expectation based on an optimized production schedule is for an annual average production of 129,000 troy ounces of gold.

Proven and Probable Mineral Reserves are estimated to contain 1.75 Moz gold, reflecting a 12 % decrease in contained gold ounces relative to the October, 2015 Mineral Reserve estimate. Variations are the result of:

•	A smaller ultimate pit shell based on updated metal prices, mining costs, and metallurgical recoveries resulting in a decrease in the Measured and Indicated Mineral Resources

•	2016 drilling which upgraded 12 Mt to Indicated Mineral Resources with a loss of that amount of Inferred Mineral Resources

•	Adjustments to the geological interpretation and estimation methodology

Mining methods

The Lindero Project will be an owner-operated conventional open pit mining operation with a nominal rate of 18,750 tpd of ore and a life of pit operations of 13 years using existing reserves. The ratio of waste to ore over the LOM is 1.2 to 1. The key mining fleet equipment will be initially composed of six 91 tonne (100-ton) trucks and two 17 cubic yard wheel loaders.

In the initial two years, the operation will benefit from mining the higher-grade, outcropping portion of the deposit, with an average head grade of 0.90 g/t Au, and a low strip ratio of 0.77 to 1. For the initial four years, the average head grade is projected at 0.77 g/t Au, and a strip ratio of 1 to 1.

Mining costs benefit from short haul distances from the pit to the primary crusher and waste dumps. Maximum distances are in the range of 2 km. The LOM direct mining cost is estimated at US$ 1.1 per tonne moved.

The Lindero Technical Report author is of the opinion that:

•	The mining method being used is appropriate for the deposit being mined

•	The open pit, heap leach pad, waste dump designs, and equipment fleet selection are appropriate to reach production targets

•	The mine plan is based on successful mining philosophy and planning, and presents low risk

•	Inferred Mineral Resources are not included in the mine plan and are considered as waste

•	The mobile equipment fleet presented is based on simulations and bench marks to similar operations achieving similar production targets

•	All mine infrastructure and supporting facilities meet the needs of the current mine plan and production rate

•	Major planned maintenance of the main equipment, such as loaders and trucks, have been covered in sustaining capital by purchasing additional equipment that can replace any possible lost production hours and not impact production targets

•	The ancillary equipment appears to be undersized, especially dozers, but this would be covered by renting additional equipment as necessary

Recovery methods

Most of the major process concepts presented in the 2016 Technical Report such as: high pressure grind roll (HPGR)-crushing, cyanide heap leaching and carbon adsorption recovery, remain unchanged for the updated 2017 Lindero Technical Report. Additional physical and metallurgical understanding, developed by the testwork conducted by the Company in 2016 and 2017, resulted in modifications in the approach to these major process concepts for the Lindero Project as follows.

•	A concentrated cyanide cure was added to shorten the leach cycle and increase extraction

•	Agglomeration with cement was added to support a 110-m-high heap with the HPGR-crushed ore

•	Conveyor stacking was included from startup

•	Two-stage leaching was included to increase preg grades and reduce overall flowrate to the ADR plant

•	A SART plant was included to control the copper in solution

•	Leach solution flow will be increased 150 % in Year 4 to reduce in-heap gold inventory

Unit operations for the Lindero process were selected based on the physical and metallurgical needs of the Lindero ore to achieve maximum extraction of gold. No novel or untried technology will be employed in the process.

Project infrastructure

The Lindero Technical Report author is confident that all mine and process infrastructure and supporting facilities have been included in the general layout to ensure that they meet the needs of the mine plan and production rate and notes that:

•	The Project will have good year-round access with significant road improvements planned for stretches of road between Tolar Grande and the Fortuna camp

•	The Project site infrastructure has a compact layout footprint of approximately 60 ha

•	Power will be generated on-site by a contractor through an 8 MW capacity diesel oil plant

•	Electrical power will be generated on site under a contract power supply arrangement with a local company who specializes in such services

•	Total water requirements are 97.7 m3/hr and will be primarily sourced from two existing wells located 13 km southeast of the Project site, along with an additional well to be drilled as part of construction activities

•	Most of the process buildings for the Lindero Project have been primarily designed as steel frame buildings with modular thermo-acoustic panels; in general, these are pre-engineered and pre-fabricated steel buildings which include all structural members, exterior doors and windows, roofs, insulation, interior and exterior wall panels and all connectors required to erect and assemble the buildings on-site

•	A permanent accommodation camp for 320 beds will be built for the LOM operation. For the construction period, temporary accommodations will be implemented to accommodate the peak of construction manpower estimated at 600 people

Market studies and contracts

No market studies are currently relevant as the Lindero Project will produce a readily-saleable commodity in the form of doré.

As of the effective date of the Lindero Technical Report, the Company has not entered into any material contracts required for the development of the Lindero Project including mining, concentrating, smelting, refining, transportation, handling, sales and hedging, and forward sales contracts or arrangements.

The gold price used for the base case cash flow analysis is $1,250/oz. Sensitivities with variable price projections have also been considered. The Lindero Project, like most gold projects, is highly sensitive to changes in the gold price.

The Lindero mine product will be doré bars containing an estimated gold content averaging 84 % for the Project life. Overall gold extraction in respect to ore placed on the heap leach is estimated to be approximately 75%.

The Lindero Technical Report author has reviewed the information provided by Fortuna on marketing, contracts, metal price projections and exchange rate forecasts and notes that the information provided is consistent with the source documents used, and that the information is consistent with what is publicly available regarding industry norms. The information can be used in mine planning and economic analyses for the Lindero Project in the context of the Lindero Technical Report.

Environmental studies and permitting

In November 2010, Mansfield submitted an Environmental Impact Assessment (EIA) for the Lindero Project, and in November 2011 received approval through the issue of the Declaración de Impacto Ambiental (DIA). Approval of the EIA represents formal approval for mine construction, allowing excavation to proceed. Environmental law requires that the EIA be updated biannually with the current report submitted in December 2015 and an updated report planned for submission in March 2018.

Mansfield received a mine permit to build a heap-leach gold mine at up to 30,000 tpd as detailed in the Pre-Feasibility Study (AMEC, 2010b).

The Salta Provincial authorities have approved the building and electrical permits that Mansfield requires to commence construction at Lindero. Electrical, structural, building and seismic plans have been reviewed and approved by COPAIPA (Dec 2013), the professional engineering institution that overlooks all construction in Salta Province. Mansfield is planning to submit additional information to COPAIPA in 2017 to obtain the permits for construction of the agglomeration and SART plants that have been added to the process design. Mansfield does not foresee any issues in obtaining the necessary permits to complete construction and commence operation at the Lindero Project.

In addition, a formal public declaration of support for the Lindero development has been issued by the provincial government, recognizing the Lindero Project as the priority development project for the Salta Province.

Environmental risks during the closure stage will be reduced by remediation and monitoring work. At the closure stage, soil will be contoured by heavy machinery to minimize the long-term impact of mining activity, and return the topology of the land to resemble prior conditions. However, the movement of soil, and thus the risk, will be significantly less than in the mining operations stage.

One social-environmental risk will be the completion of contracts of employment directly, or indirectly, through contractors, and the surrounding communities. It will be imperative to implement measures to mitigate this impact during the whole period of mine operation.

A significant environmental risk will also be present during the closure of facilities, which will cause significant production of non-hazardous industrial waste and hazardous products from the movement of heavy machinery. It will be essential to establish clear environmental policies with the contractors during this process.

It is the opinion of the Lindero Technical Report authors that the appropriate environmental, social and community impact studies have been conducted to date at the Lindero Project. Mansfield has maintained all necessary environmental permits that are the prerequisites for the granting of construction permits that will need to be obtained upon completion of detailed engineering designs for the Project infrastructure.

Capital and operating costs

Capital and operating costs for the Lindero Project were estimated by the Company with the assistance of Elbow Creek, Allard Engineering Services, and Saxum Engineered Solutions (Saxum), a local engineering firm. These costs are based on the design outlined in the Lindero Technical Report, and are considered to have an accuracy of +/-15%. All costs are in second and third quarter 2017 US dollars (US$). No escalation factors have been applied to any costs, present or future capital. The total mine capital cost is estimated to be US$ 282 million.

Expansion (future) capital for the Project includes the Phase 2 leach pad construction in Year 3, and expansion of the ADR plant and solutions handling in the leach pad area in Year 3. The total future capital is estimated at US$ 113 million.

Closure and reclamation costs are estimated at US$ 35 million, incurred in Year 13 through Year 17.

The total LOM operating cost for the Lindero Project is US$ 10.32 per tonne of ore processed.

Costs were estimated primarily by the Company for mine pre-production and mine equipment costs. Saxum provided cost estimates for major and secondary equipment, buildings, infrastructure and major contracts. All equipment and material requirements are based on the design information described in the Lindero Technical Report. Capital cost estimates have been made primarily using budgetary supplier quotes for all major and most minor equipment items, and major construction contract unit rates. Where supplier quotes were not available for minor items, a reasonable cost estimate was made based on supplier quotes in Saxum’s project files. All capital cost estimates are based on the purchase of equipment quoted new from the manufacturer, or estimated to be fabricated new.

Economic analysis

The results of the economic analysis discussed in the Lindero Technical Report represent forward-looking information as defined under Canadian securities law. The results depend on inputs that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for gold and other metals; technological and operational hazards during the development of the project; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; the timing and availability of financing; governmental and other approvals; political unrest or instability; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company’s Annual Information Form for fiscal 2016. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the Lindero Technical Report, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

The Lindero Project economics were evaluated using a discounted cash flow (DCF) method, which estimates the net present value (NPV) of future cash flow streams. The final economic model was developed by Fortuna using the following assumptions:

•	Period of analysis of 16 years (includes one year of pre-production and investment), 13 years of production, and two years for closure and reclamation

•	Gold price of US$ 1,250/oz

•	Processing rate of 18,750 tpd ore

•	Metallurgical recovery of 75%

•	Initial capital and operating costs as developed in Section 16.5 and 21 of the Lindero Technical Report

•	Closure capital costs as outlined in Section 20 of the Lindero Technical Report

The Lindero Project shows an NPV of US$ 130 million after tax using a discount rate of 5%, with an internal rate of return (IRR) of 18%, and a payback period of 3.6 years, based on the LOM production plan, assumed metal prices, and integrated leaching treatment of gold and copper.

NPV and IRR display the greatest sensitivity to gold metal prices and metallurgical recoveries according to the sensitivity analysis.

The Lindero Technical Report author considers the financial model to be a reasonable estimate of the economic situation at Lindero and based on the assumptions in the Lindero Technical Report, the Lindero Project shows a positive DCF over the LOM and supports the Mineral Reserve estimate. The mine plan is achievable under the set of assumptions and parameters presented.

Other Relevant Data and Information

Goldrock commissioned Vector Argentina SA (Ausenco; 2009a, b) and Conhidro (2013) to conduct a hydrologic study of the Project area, during the detailing of the environment base line map and EIA study. As part of the study, the Rio Grande hydrologic basin was defined through the evaluation of various field parameters and review of satellite images. The basin was determined to be 1,687 km2 in size. Exploration for groundwater resources was undertaken, and successfully identified possible sources.

A number of geotechnical studies were performed at the Lindero Project and reviewed by CNI. Those studies form the basis for the pit slope estimates used in the mining model. Included in the studies were geotechnical surveys for heap leach and waste dumps. These studies are considered by the Lindero Technical Report to be consistent with industry practices and adequate to support mine design.

Conclusions, Risks, and Opportunities

The Lindero Technical Report represents the most accurate interpretation of the Mineral Reserve and Mineral Resource available as of the effective date of the Lindero Technical Report. The conversion of Mineral Resources to Mineral Reserves was undertaken using industry-recognized methods, and estimated operational costs, capital costs, and plant performance data. Thus, it is considered to be representative of future operational conditions. The Lindero Technical Report has been prepared with the latest information regarding environmental and closure cost requirements.

A number of opportunities and risks were identified by the Linder Technical Report authors during the evaluation of the Lindero Project.

Opportunities include:

•	Once mining commences there is an opportunity to collect additional geotechnical data from the open pit that could support an increase in final pit slope angles, potentially decreasing stripping ratios and/or increasing Mineral Reserves.

•	The Arizaro porphyry system is not included in the current mine plan. However, it represents upside opportunity for the Project if a satellite operation can be developed on the deposit.

•	Infill drilling could support the conversion of Inferred Resources to Measured or Indicated Resources and, with the appropriate studies, to Mineral Reserves. This represents additional upside potential for the planned operation.

•	The Lindero porphyry gold system remains open at depth below the pit shell constrained reported reserves and resources. An area of interest has been identified by Fortuna during the drilling campaign carried out in 2016 with drill hole LDH-126 encountering 0.97 g/t Au over a 38 m interval (refer to discussion in Section 10). This is supported by historical drilling from 2007 including drill hole LDH-86 averaging 1.06 g/t Au over a 52 m interval which bottomed in mineralization. These intercepts warrant follow-up drill testing.

•	There are a number of local exploration targets within the concession boundary, that with further work, represent upside opportunity to identify mineralization that can potentially add to the resource base.

•	If historical samples are assayed for cyanide-soluble copper, there is an opportunity to construct a metallurgical model and incorporate this into the scheduling and process design. This would support optimization of blending strategies and better understanding of recoverable copper as a by-product from the SART plant. Improved copper recoveries could have a minor positive impact on the mine economics.

•	Performance of the equipment can be tracked with the implementation of a fleet management system to record the main key performance indicators (KPI’s) which will provide an opportunity to improve utilization and time loss productivity.

•	Once mining commences there is an opportunity to conduct additional blasting fragmentation analysis so as to improve mining productivity and optimize mining costs.

Risks include:

•	Local behavior of cyanide-soluble copper is not fully understood, and cannot be modeled due to a lack of assays from historical core. Levels of soluble copper could be higher than anticipated in certain areas of the deposit requiring adjustments to mine plans and schedules to reduce the impact in the plant. The introduction of a SART plant has greatly reduced the potential impact of soluble copper at the Project.

•	Delaying the acquisition of fleet equipment could cause delays in the execution of certain activities. It is therefore imperative that a clear schedule of lead times is established, and equipment purchased in a timely manner to ensure on time delivery.

•	Fortuna calculates that two loaders are needed from Year 3 onwards, but simulations indicate that three may be required in Year 2. Once mining commences and data on loader productivity is collected, a new fleet simulation should be performed to confirm if a third loader is required in Year 2 and if so how this will affect sustaining capital expenditure.

•	There is a risk that two dozing machines in the original capital estimate are insufficient. Fortuna plans to mitigate this risk by renting additional ancillary equipment as required.

•	There is a risk that haul truck tire life of 8,500 hours is higher than can be achieved at the operation, which could lead to marginally higher operating costs than anticipated.

Recommendations

Recommendations for the next phase of work have been broken into those related to ongoing exploration activities and those related to additional technical studies. Recommended work programs are independent of each other and can be conducted concurrently unless otherwise stated and include:

•	Continued work at Arizaro that focuses on the controls of lithology, structure, and alteration on mineralization so as to determine the suitability of material as a potential feed for the Lindero plant and to support the estimation of Mineral Resources. It is recommended that a 2,000-m reverse circulation (RC) drill program (approximately 100 holes at a 75 m spacing) is conducted at a cost of approximately US$ 500,000.

•	An infill drill program involving the drilling of approximately 3,000-m of RC drill holes is recommended to improve the geological understanding of material planned for extraction in Years 1 and 2 of the mine. The cost of such a program is estimated at approximately US$ 750,000.

•	Exploration work to date on the Lindero concession has been focused on outcropping porphyry mineralization. It is recommended that the Company evaluate the property for mineralization beyond the two known porphyry systems at Lindero and Arizaro. For example, alteration zones and silica structures located within the concession, 2.5 km due south of the Lindero Project site, remain open for evaluation. Exploration work would primarily involve mapping and carry no additional cost to the Lindero Project.

•	It is recommended that a drill hole spacing study be conducted to establish the density of sampling that is required to reduce the grade variability to acceptable levels for specified extraction time frames in respect to infill and blast control drilling. This will be used to support the estimated meters of infill drilling. The study can be conducted either inhouse (at no cost) or by external consultants, at an estimated cost of US$ 25,000.

•	Additional analysis is recommended into the mine operating and ore control process, in particular, the usage of optimum dig lines for open pit grade control, with the objective of minimizing ore loss and maximizing profit. The cost of licenses and implementing such software is estimated at US$ 276,000.

•	A fleet management system should be considered for KPI purposes, which will provide an opportunity to improve utilization and time loss productivity. The cost of licenses and implementing such software is estimated at US$ 1.5 million.

•	The cement in each lift on the heap will cure for several months before another lift is placed. It may be several years before any block of agglomerated ore receives 110 m of loading. It is recommended that a long-term stacking test be conducted to see if ageing will improve the ability of the ore to support the 110-m height with less cement. The estimated cost of the testwork is US$ 20,000.

•	The high static holdup (adsorbed moisture) in the heap makes the secondary leach at 6 l/hr/m2 inefficient when the heap height increases. There is a possibility that a surface tension modifier may reduce the amount of adsorbed moisture in the heap reducing the inventory. The estimated cost of the testwork is US$ 20,000.

DIVIDENDS

The Company has not to date paid any dividends on its Common Shares nor does it intend to pay any dividends on its shares in the immediate future as management anticipates that all available funds will be invested to finance further acquisition, exploration and development of its mineral properties.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share capital is an unlimited number of Common Shares without par value. All Common Shares of the Company rank equally as to dividends, voting powers and participation in assets and in all other respects.

Voting. The holders of Common Shares are entitled to receive notice of, attend and vote at any meeting of the shareholders of the Company. Each Common Share carries one vote per share.

Dividends. The holders of Common Shares are entitled to receive on a pro-rata basis such dividends as the Board from time to time may declare, out of funds legally available therefor.

Rights on Dissolution. In the event of a liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, the holders of the Common Shares have the right to receive on a pro-rata basis all of the assets of the Company remaining after payment of all of the Company’s liabilities.

Pre-emptive, Conversion and Other Rights. No pre-emptive, redemption, retraction, exchange, sinking fund or conversion rights are attached to the Common Shares, and the Common Shares, when fully paid, will not be liable to further call or assessment. No other class of shares may be created without the approval of the holders of the Common Shares.

MARKET FOR SECURITIES

The Company’s Common Shares were listed and posted for trading on the TSX Venture Exchange (“TSXV”) until January 18, 2010 when the Company graduated to the Toronto Stock Exchange (“TSX”). On September 19, 2011, the Company’s Common Shares were listed and posted for trading on the New York Stock Exchange (“NYSE”). The Company’s shares currently trade on the NYSE under the symbol “FSM”, on the TSX under the symbol “FVI”, and on the Frankfurt Open Market, the unofficial market organized by Deutsche Börse in Germany, under the symbol “F4S”. On May 14, 2015, the Company voluntarily delisted its Common Shares from the Lima Stock Exchange as a very limited amount of trading of the Company’s Common Shares occurred on such Exchange.

Trading Prices and Volume

The following table sets forth the high and low sale prices and trading volumes of the Common Shares on the TSX and the NYSE during the fiscal year ended December 31, 2017:

Toronto Stock Exchange

Month	High (C$)	Low (C$)	Volume
December 2017	6.79	5.28	10,703,400
November 2017	5.66	5.13	5,788,500
October 2017	6.09	5.38	6,429,400
September 2017	6.38	5.42	8,427,000
August 2017	6.24	5.44	7,716,700
July 2017	6.42	5.66	8,268,800
June 2017	7.00	6.07	17,630,000
May 2017	6.62	5.65	12,029,100
April 2017	7.44	5.96	10,389,600
March 2017	7.79	6.43	13,654,500
February 2017	9.04	7.04	13,186,800
January 2017	9.18	7.61	14,539,600

New York Stock Exchange

Month	High (US$)	Low (US$)	Volume
December 2017	5.34	4.14	26,002,700
November 2017	4.46	4.03	20,922,400
October 2017	4.88	4.16	22,973,500
September 2017	5.27	4.35	21,696,100
August 2017	5.01	4.29	24,149,600
July 2017	5.15	4.39	23,479,300
June 2017	5.20	4.56	51,453,500
May 2017	4.93	4.11	40,474,300
April 2017	5.58	4.37	37,019,500
March 2017	5.85	4.84	42,351,000
February 2017	6.87	5.34	36,809,500
January 2017	6.92	5.66	36,947,100

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Shareholding

The Board presently consists of eight directors. The directors will hold office until the next annual general meeting of the Company or until their successor is elected or appointed, unless their office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the British Columbia Business Corporations Act.

The following are the full name, place of residence, position with the Company, and principal occupation within the preceding five years of each of the directors and executive officers of the Company:

Name, Position and Residency (1)	Principal Occupation or Employment (1)	Period as a Director of the Company
JORGE GANOZA DURANT President, Chief Executive Officer & Director Lima, Peru	President & CEO of the Company.	December 2, 2004 to present

SIMON RIDGWAY Chairman and Director British Columbia, Canada	Chairman of the Company; President & CEO of Radius Gold Inc. (mineral exploration).	January 25, 2005 to present

MARIO SZOTLENDER (3) (4) Director Caracas, Venezuela	Independent Consultant and Director of several public mineral exploration companies.	June 16, 2008 to present

ROBERT GILMORE (2) (4) Director Colorado, USA	Certified Public Accountant (retired); Independent Financial Consultant; Director (and Chairman until December 2017) of Eldorado Gold Corporation (mining); Director of Layne Christensen Company (diversified water and mineral services).	June 23, 2010 to present

DAVID FARRELL (3) (4) Director British Columbia, Canada	President of Davisa Consulting (a private consulting company).	July 15, 2013 to present

DAVID LAING (3) Director British Columbia, Canada	Mining Engineer; Chief Operating Officer of Equinox Gold Corp. and predecessors (mining), August 2016 to present; Chief Operating Officer of True Gold Mining Inc. (mining), June 2015 to April 2016; Chief Operating Officer of Quintana Resources Inc. (resource industry management) from 2014 to 2015; Executive at Endeavour Mining Corporation (mining), October 2010 to February 2014.	September 26, 2016 to present

ALFREDO SILLAU (2) Director Lima, Peru	Managing Partner, CEO and Director of Faro Capital (investment management).	November 29, 2016 to present

KYLIE DICKSON (2) Director British Columbia, Canada	Vice-President, Business Development of Equinox Gold Corp. and predecessors (mining), April 2017 to present; Chief Financial Officer of JDL Gold Corp. until its acquisition of Luna Gold Corp. (mining), October 2016 to April 2017; Chief Financial Officer of Anthem United Inc. (mining), March 2014 to October 2016; Chief Financial Officer of Esperanza Resources Corp. (mineral exploration), June 2012 to September 2013.	August 16, 2017 to present

LUIS GANOZA DURANT Chief Financial Officer Lima, Peru	Chief Financial Officer of the Company.	N/A

MANUEL RUIZ-CONEJO Vice-President of Operations Lima, Peru	Vice-President of Operations of the Company.	N/A

JOSE PACORA Vice-President of Project Development Lima, Peru	Vice-President of Project Development of the Company, November 2014 to present; Corporate Project Manager of the Company, February 2012 to November 2014.	N/A

DAVID VOLKERT Vice-President of Exploration British Columbia, Canada	Vice-President of Exploration of the Company, August 2016 to present; President / Chief Executive Officer of Paget Minerals Corp. (mineral exploration), January 2010 to August 2016.	N/A

ERIC CHAPMAN Vice-President of Technical Services British Columbia, Canada	Vice-President of Technical Services of the Company, January 2017 to present; Corporate Head of Technical Services of the Company, July 2016 to December 2016; Mineral Resource Manager of the Company, April 2011 to July 2016.	N/A

GORDON JANG Vice-President of Finance & Accounting British Columbia, Canada	Vice-President of Finance and Accounting of the Company, April 2017 to present; Consultant, Hudbay Minerals Inc. (mining), July 2014 to March 2017; Vice-President, Corporate Controller of Augusta Resource Corporation (mining), February 2009 to July 2014.	N/A

As at December 31, 2017, the directors and executive officers of the Company beneficially owned or had control or direction over, directly or indirectly, an aggregate of 738,676 Common Shares, representing approximately 0.46% of the issued Common Shares of the Company.

Notes:

(1)	The information as to country of residence, principal occupation, and Common Shares held is not within the knowledge of the management of the Company and has been furnished by the respective individuals.
(2)	Member of the Audit Committee of the Company.
(3)	Member of the Compensation Committee of the Company.
(4)	Member of the Corporate Governance and Nominating Committee of the Company.

Cease Trade Orders or Bankruptcies

On April 3, 2017, a management cease trade order (“MCTO”) was issued by the British Columbia Securities Commission and other Canadian provincial securities regulatory authorities pursuant to National Policy 12-203 Management Cease Trade Orders in connection with the late filing of the Company’s annual audited financial statements and related MD&A for the years ended December 31, 2016 and 2015 and the AIF for the year ended December 31, 2016 (the “Annual Documents”). The MCTO prohibited the Chief Executive Officer and the Chief Financial Officer of the Company from trading in securities of the Company until the Company completed the required filing of the Annual Documents as well as its interim financial documents for the first quarter of 2017, and the regulator revokes the MCTO.

The Annual Documents were filed on May 15, 2017. Due to the delay in finalizing the Annual Financial Documents, the Company was delayed in filing its interim financial statements and related MD&A for the three months ended March 31, 2017 and 2016 (together, the “Interim Financial Documents”). The Company filed the Interim Financial Documents on May 24, 2017, and the MCTO was revoked by the British Columbia Securities Commission on May 25, 2017.

Other than as set forth above, as at the date of the AIF and during the 10 years prior to the date of the AIF, none of the directors or executive officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)	is or has been a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

(i)	was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, other than as disclosed above;

(ii)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer and shareholder.

Penalties or Sanctions

As at the date of the AIF and during the 10 years prior to the date of the AIF, none of the directors or officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

There are no existing or potential material conflicts of interest between the Company or any of its subsidiaries and a director or officer of the Company or any subsidiary.

AUDIT COMMITTEE

Pursuant to the provisions of National Instrument 52-110 Audit Committees (“NI 52-110”), the Company’s Audit Committee has adopted a written charter (the “Charter”) that sets out its mandate and responsibilities. The Charter is attached hereto as Schedule “A”.

The Audit Committee is presently comprised of Robert Gilmore, Alfredo Sillau and Kylie Dickson. All members of the Committee are “independent” and “financially literate”, within the meanings given to those terms in NI 52-110.

The education and experience of the Audit Committee members that is relevant to the performance of their responsibilities as audit committee members is as follows:

Audit Committee Member	Education and Experience

Robert Gilmore	Mr. Gilmore is a Certified Public Accountant and independent financial consultant with more than 35 years’ experience working with resource companies. He is a graduate of the University of Denver with a Bachelor of Science degree in Business Administration, Accounting. He is a Director and member of the Audit and Compensation Committees of Eldorado Gold Corporation, and is a director and Audit Committee Chairman of Layne Christensen Company. Mr. Gilmore has also served as Chairman of the Audit Committees of Global Med Technologies, MK Resources, Inc., Frontera Copper Corporation and Ram Power Corporation.

Alfredo Sillau	Mr. Sillau is Managing Partner, CEO and Director of Faro Capital, an investment management firm that manages private equity and real estate funds. Previously, he headed the business development in Peru for Compass Group, a regional investment management firm, until late 2011. As CEO of Compass, Mr. Sillau actively took part in the structuring, promoting and management of investment funds with approximately US$500 million in assets under management. Mr. Sillau is a Harvard graduate. His background has given him the required experience to understand and assess the general application of the accounting principles used by the Company and to understand internal controls and procedures for financial reporting.

Kylie Dickson	Ms. Dickson is a Canadian Chartered Professional Accountant with more than 13 years’ experience working with publicly traded resource companies. She received her Bachelor of Business Administration degree in Accounting from Simon Fraser University. She is currently Vice-President, Business Development of Equinox Gold Corp. and previously held the position of Chief Financial Officer of several mineral exploration and mining companies. Prior to her work with public companies, Ms. Dickson was an audit manager in the mining group of a major audit firm.

The auditors of the Company obtain, as necessary, the pre-approval of the Audit Committee for any anticipated additional services required of the auditors for the coming fiscal year. If other service requirements arise during the year, the Audit Committee pre-approves such services at that time, prior to the commencement of such services.

Effective July 13, 2017, KPMG LLP, Chartered Professional Accountants, (the “Current Auditors”) was appointed as auditors of the Company in the place of Deloitte LLP (the “Former Auditors”).

During the Company’s most recently completed fiscal year, no services were performed by the Former Auditors or the Current Auditors pursuant to the De-Minimus Non-audit Services exemption contained in NI 52-110.

During the Company’s most recently completed fiscal year, the Former Auditors and Current Auditors performed certain non-audit services. Fees charged (in Canadian dollars) by the Former Auditors and Current Auditors during the last two fiscal years are as follows:

	2017 (Deloitte)	2017 (KPMG)	2017 Total	2016 (Deloitte)
Audit Fees	$793,098	$876,169	$1,669,267	$915,813
Audit-Related Fees	$262,150	Nil	$262,150	$126,742
Tax Fees	$36,113	Nil	$36,113	$142,746
All Other Fees	Nil	$4,935	$4,935	Nil
	$1,091,361	$881,104	$1,972,465	$1,185,301

“Audit Fees” are the aggregate fees billed for the audit of the Company’s consolidated annual financial statements, and review of the interim financial statements.

“Audit-Related Fees” are fees charged for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”. The fees charged by Deloitte LLP include services for securities and prospectus engagements.

“Tax Fees” are fees for professional services rendered for tax compliance and tax advice on actual or contemplated transactions.

“All Other Fees” are amounts not included in the categories above. The amount for 2017 relates to services performed by KPMG LLP prior to their being appointed auditors for the Company.

LEGAL PROCEEDINGS

There are no known legal proceedings involving an amount exceeding 10% of the current assets of the Company to which the Company is a party or which any of its properties is the subject during the most recently completed financial year, or any such proceedings known to the Company to be contemplated.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Computershare Trust Company, at its offices in Vancouver, BC and Toronto, ON. The Company’s co-transfer agent and registrar in the United States is Computershare Trust Company, N.A. at its office in Golden, Colorado.

MATERIAL CONTRACTS

In connection with the Financing described in this AIF under the heading “General Development of the Business – Three-Year History and Recent Developments”, the Company entered into an underwriting agreement dated January 24, 2017 with the Underwriters, pursuant to which the Underwriters agreed to buy Common Shares on a bought-deal basis. The Company paid a commission to the Underwriters of US$0.29925 per Common Share issued in the Financing, and reimbursed certain expenses of the Underwriters incurred in connection with the Financing.

Other than as disclosed in this AIF and other than those entered into in the ordinary course of the Company’s business, there are no contracts that are material to the Company and that were entered into during the most recently completed fiscal year ended December 31, 2017 or before the most recently completed financial year, but are still in effect as of the date of this AIF.

INTERESTS OF EXPERTS

Names of Experts

The updated Mineral Resource estimates for the Caylloma Mine, the San Jose Mine and the Lindero Project as at December 31, 2017 described in this AIF under the heading “General Development of the Business – Three-Year History and Recent Developments” were prepared under the supervision of Eric Chapman, Vice President of Technical Services of the Company. The Mineral Reserve estimate and the Mineral Resource estimate exclusive of Mineral Reserves were prepared under the supervision of Edwin Gutierrez, formerly the Technical Services Corporate Manager of the Company.

Eric Chapman and Edwin Gutierrez, each a Qualified Person as defined by NI 43-101, are the authors of the Caylloma Technical Report and the San Jose Technical Report. Eric Chapman, Edwin Gutierrez, Geoff Allard and Denys Parra Murrugarra, each a Qualified Person as defined by NI 43-101, are the authors of the Lindero Technical Report.

Eric Chapman is responsible for ensuring that the technical information contained in this AIF is an accurate summary of the original reports and data provided to or developed by the Company.

Interests of Experts

To the knowledge of the Company, the experts named above did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company when the experts prepared their reports, other than Eric Chapman, the Vice-President of Technical Services of the Company, who holds 19,000 Common Shares, stock options to purchase up to 83,458 Common shares, and share units entitling him to receive up to 110,006 Common Shares.

KPMG LLP is the independent registered public accounting firm of the Company and is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

Deloitte LLP was the independent registered public accounting firm of the Company until July 13, 2017, and during the period it served as the Company’s auditor was independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com. Information regarding directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s Information Circular pertaining to its Annual General Meeting held on July 5, 2017. Additional financial information is provided in the Company’s audited financial statements for the fiscal year ended December 31, 2017 and the management’s discussion and analysis thereon.

Schedule “A”

FORTUNA SILVER MINES INC.

(the “Company”)

AUDIT COMMITTEE CHARTER

PURPOSE

The primary function of the Audit Committee is to assist the Board of Directors of the Company (the ‘Board”) in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by the senior officers of the Company (“Management”) and the Company’s internal and external audit process and monitoring compliance with the Company's legal and regulatory requirements with respect to its financial statements.

The Audit Committee is accountable to the Board. In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company’s external auditors and the Board.

The Audit Committee does not plan or perform audits or warrant the accuracy or completeness of the Company's financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of Management.

RESPONSIBILITIES

Subject to the powers and duties of the Board, the Board hereby delegates to the Audit Committee the following powers and duties to be performed by the Audit Committee on behalf of and for the Board. Nothing in this Charter is intended to or does confer on any member a higher standard of care or diligence than that which applies to the directors as a whole.

External Auditors

The Audit Committee has primary responsibility for the selection, appointment, dismissal, compensation and oversight of the external auditors, subject to the overall approval of the Board. For this purpose, the Audit Committee may consult with Management.

The external auditors shall report directly to the Audit Committee.

Also, the Audit Committee:

a.	recommends to the Board:

i.	whether the current external auditors should be nominated for reappointment for the ensuing year and if applicable, select and recommend a suitable alternative for nomination; and

ii.	the amount of compensation payable to the external auditors;

b.	resolves disagreements, if any, between Management and the external auditors regarding financial reporting;

c.	provides the Board with such recommendations and reports with respect to the financial statements of the Company as it deems advisable;

d.	takes reasonable steps to confirm the independence of the external auditors, including but not limited to pre-approving any non-audit related services provided by the external auditors to the Company or the Company's subsidiaries, if any;

e.	confirms that the external auditors are a 'participating audit' firm for the purpose of National Instrument 52-108 Auditor Oversight and are in compliance with governing regulations;

f.	reviews the plan and scope of the audit to be conducted by the external auditors of the Company;

g.	reviews and evaluates the performance of the external auditors; and

h.	reviews and approves the Company’s hiring policy regarding partners, employees and former partners and employees of the Company’s present and former external auditors.

Audit and Review Process and Results

The Audit Committee has a duty to receive, review and make any inquiry regarding the completeness, accuracy and presentation of the Company’s financial statements to ensure that the financial statements fairly present the financial position and risks of the organization and that they are prepared in accordance with generally accepted accounting principles. To accomplish this, the Audit Committee:

a.	considers the scope and general extent of the external auditors' review, including their engagement letter and major changes to the Company’s auditing and accounting principles and practices;

b.	consults with management regarding the sufficiency of the Company's internal system of audit and financial controls, internal audit procedures and results of such audits;

c.	ensures the external auditors have full, unrestricted access to required information and have the cooperation of management;

d.	reviews with the external auditors the audit process and standards, as well as regulatory or Company-initiated changes in accounting practices and policies and the financial impact thereof, and selection or application of appropriate accounting principles;

e.	reviews with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

f.	reviews the appropriateness and disclosure of any off-balance sheet matters;

g.	reviews disclosure of related-party transactions;

h.	receives and reviews with the external auditors, the external auditors' audit report and the audited financial statements;

i.	makes recommendations to the Board respecting approval of the audited financial statements;

j.	meets with the external auditors separately from management to review the integrity of the Company’s financial reporting, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates, any significant disagreements or difficulties in obtaining information, adequacy of internal controls over financial reporting, adequacy of disclosure controls and procedures, and the degree of compliance by the Company with prior recommendations of the external auditors;

k.	directs management to implement such changes as the Audit Committee considers appropriate, subject to any required approvals of the Board arising out of the review; and

l.	meets at least annually with the external auditors, independent of management, and reports to the Board on such meetings.

-ii-

Interim Financial Statements

The Audit Committee:

a.	reviews and determines the Company's practice with respect to review of interim financial statements by the external auditors;

b.	conducts all such reviews and discussions with the external auditors and Management as it deems appropriate; and

c.	makes recommendations to the Board respecting approval of the interim financial statements.

Involvement with Management

The Audit Committee has primary responsibility for overseeing the actions of management in all aspects of financial management and reporting. The Audit Committee:

a.	reviews the Company’s annual and interim financial statements, Management’s Discussion and Analysis and earnings press releases, if any, before the Company publicly discloses this information;

b.	reviews all of the Company’s public disclosure of financial information extracted from the Company's financial statements, if such financial statements have not previously been reviewed by the Committee, prior to such information being made public by the Company and for such purpose, the CFO assumes responsibility for providing the information to the Audit Committee for its review;

c.	reviews material financial risks with Management, the plan that Management has implemented to monitor and deal with such risks and the success of Management in following the plan;

d.	consults annually and otherwise as required with the Company's CEO and CFO respecting the adequacy of the internal controls over financial reporting and disclosure controls and procedures and reviews any breaches or deficiencies;

e.	obtains such certifications of annual and interim filings by the CEO and CFO attesting to internal controls over financial reporting and disclosure controls and procedures as deemed advisable;

f.	reviews Management's response to significant written reports and recommendations issued by the external auditors and the extent to which such recommendations have been implemented by Management;

g.	reviews with Management the Company's compliance with applicable laws and regulations respecting financial reporting matters, and any proposed regulatory changes and their impact on the Company; and

h.	reviews as required with Management and approves disclosure of the Audit Committee Charter, and Audit Committee disclosure required in the Company's Annual Information Form, Information Circular and on the Company's website.

PROCEDURAL MATTERS

The Audit Committee:

a.	invites the Company's external auditors, the CFO, and such other persons as deemed appropriate by the Audit Committee to attend meetings of the Audit Committee;

b.	reports material decisions and actions of the Audit Committee to the Board, together with such recommendations as the Committee may deem appropriate;

c.	has the power to conduct or authorize investigations into any matter within the scope of its responsibilities;

-iii-

d.	has the right to engage independent counsel and other advisors as it determines necessary to carry out its duties and the right to set the compensation for any advisors employed by the Audit Committee;

e.	has the right to communicate directly with the CFO and other members of Management who have responsibility for the internal and external audit process, as well as to communicate directly with the internal and external auditors; and

f.	pre-approves non-audit services to be performed by the external auditors.

COMPOSITION

The Audit Committee is composed of a minimum of three directors, all of whom are independent and have relevant skills and/or experience in the Audit Committee's areas of responsibility as may be required by the securities laws applicable to the Company, including those of any stock exchange on which the Company’s securities are traded.

Appointment of Committee Members and Vacancies

Members of the Audit Committee are appointed or confirmed by the Board annually and hold office at the pleasure of the Board. The Board fills any vacancy on, or any additional members to, the Audit Committee.

Committee Chair

The Board appoints a Chair for the Audit Committee.

STRUCTURE AND OPERATIONS

Meetings

The Chair of the Audit Committee or the Chair of the Board or any two of its members may call a meeting of the Audit Committee. The Audit Committee meets at least four times each fiscal year, and at such other times during each year as it deems appropriate.

Quorum

A majority of the members appointed to the Audit Committee constitutes a quorum.

Notice of Meetings

The Chair of the Audit Committee arranges to provide notice of the time and place of every meeting in writing (including by electronic means) to each member of the Audit Committee at least two (2) business days prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. The Chair also ensures that an agenda for the meeting and all required materials for review by the members of the Audit Committee are delivered to the members with sufficient time for their review, or that such requirement is waived.

Absence of Committee Chair

If the Chair of the Audit Committee is not present at any meeting of the Audit Committee, the other members of the Audit Committee will choose a Chair to preside at the meeting.

Secretary of Committee

At each meeting the Audit Committee appoints a secretary who need not be a director of the Company.

Attendance of the Company's Officers at Meetings

The Chair of the Audit Committee or any two members of the Audit Committee may invite one or more officers of the Company to attend any meeting of the Audit Committee.

-iv-

Delegation

The Audit Committee may, in its discretion and where permitted by National Instrument 52-110 – Audit Committees, delegate all or a portion of its duties and responsibilities to a subcommittee, management or, to the extent otherwise permitted by applicable plans, laws or regulations, to any other body or individual.

Procedure and Records

Subject to any statute or constating documents of the Company, the Audit Committee determines its own procedures at meetings and may conduct meetings by telephone and keeps records of its proceedings.

COMPLAINTS

The Audit Committee has established a Whistle Blower Policy which sets out the procedures for:

a.	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

b.	the confidential, anonymous submission to the Company of concerns regarding questionable accounting or auditing matters.

The Audit Committee reviews the Whistle Blower Policy annually.

REPORTING AND ASSESSMENT

The Audit Committee reports to the Board of Directors, and on an annual basis, presents to the Board a Committee Annual Report consisting of the Audit Committee’s review of its charter, the Committee’s and its Chair’s performance over the past year, and any recommendations the Audit Committee makes in respect thereto.

-v-